TRUST INDENTURE

DATED AS OF THE 15th DAY OF MARCH, 2011

AMONG

PERPETUAL ENERGY INC., AS ISSUER

AND

PERPETUAL ENERGY OPERATING CORP., PERPETUAL OPERATING TRUST, PARAMOUNT ENERGY PARTNERSHIP, 1121838 ALBERTA LTD., PERPETUAL OPERATING SUBSIDIARY TRUST, STARBOARD GAS PARTNERSHIP, NEAP PARTNERSHIP, 1543621 ALBERTA LTD., SEVERO ENERGY CORP., WARWICK GAS STORAGE INC., PERPETUAL OIL & GAS PARTNERSHIP AND 1333002 ALBERTA LTD., AS GUARANTORS

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, AS TRUSTEE

PROVIDING FOR THE ISSUE OF NOTES

table of contents

Article 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Meaning of "Outstanding"	28
1.3	Interpretation	29
1.4	Headings, Etc.	30
1.5	Statute Reference	30
1.6	Day not a Business Day	30
1.7	Applicable Law	30
1.8	Monetary References	30
1.9	Invalidity, Etc.	30
1.10	Language	30
1.11	Successors and Assigns	30
1.12	Benefits of Indenture	30
1.13	Accounting Terms; Changes in Generally Accepted Accounting Principles	31
Article 2 THE NOTES		31
2.1	Issue of Notes	31
2.2	Form of Notes	31
2.3	Execution, Authentication and Delivery of Notes	33
2.4	Registrar and Paying Agent	34
2.5	Paying Agent to Hold Money in Trust	34
2.6	Book Entry Only Notes	35
2.7	Global Certificates	35
2.8	Interim Notes	36
2.9	Mutilation, Loss, Theft or Destruction	36
2.10	Concerning Interest	36
2.11	Notes to Rank Equal in Right of Payment	37
2.12	Payments of Amounts Due on Maturity	37
2.13	U.S. Legend on Notes	38
2.14	Payment of Interest	39
2.15	Record of Payment	40
2.16	Representation Regarding Third Party Interest	40
Article 3 TERMS OF THE NOTES		40
3.1	Creation and Designation	40
3.2	Limitation on Aggregate Principal Amount	41
3.3	Date of Issue and Maturity	41
3.4	Interest	41
3.5	Form of Notes	41
3.6	Currency of Payment	41
3.7	Additional Amounts	41
3.8	Trustee, etc.	42
Article 4 REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP		42
4.1	Register of Certificated Notes	42
4.2	Global Certificates	42
4.3	Transferee Entitled to Registration	44
4.4	No Notice of Trusts	44
4.5	Registers Open for Inspection	44
4.6	Exchanges of Notes	45
4.7	Closing of Registers	45
4.8	Charges for Registration, Transfer and Exchange	45

4.9	Ownership of Notes	46
Article 5 REDEMPTION AND PURCHASE OF NOTES		47
5.1	Redemption of Notes	47
5.2	Optional Redemption	47
5.3	Mandatory Redemption	48
5.4	Places of Payment	48
5.5	Partial Redemption	48
5.6	Notice of Redemption	49
5.7	Notes Due on Redemption Dates	49
5.8	Deposit of Redemption Monies	49
5.9	Failure to Surrender Notes Called for Redemption	50
5.10	Cancellation of Notes Redeemed	50
5.11	Purchase of Notes for Cancellation	51
Article 6 COVENANTS OF THE ISSUER		51
6.1	Payment of Principal, Applicable Premium, and Interest	51
6.2	Existence	51
6.3	Payment of Taxes and Other Claims	52
6.4	Insurance	52
6.5	Statement by Officers	52
6.6	Provision of Reports and Financial Statements	52
6.7	Designation of Restricted and Unrestricted Subsidiaries	53
6.8	Limitation on Liens	54
6.9	Restricted Payments	54
6.10	Incurrence of Indebtedness and Issuance of Disqualified Stock	59
6.11	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	62
6.12	Transactions with Affiliates	64
6.13	Issuance of Subsidiary Guarantees	65
6.14	Asset Sales	65
6.15	Purchase of Notes upon a Change of Control	68
6.16	SEC Reporting Covenant	69
6.17	Covenant Suspension	69
6.18	Waiver of Covenants	71
Article 7 DEFAULT AND ENFORCEMENT		71
7.1	Events of Default	71
7.2	Acceleration of Maturity; Rescission, Annulment and Waiver	73
7.3	Collection of Indebtedness and Suits for Enforcement by Trustee	74
7.4	Trustee May File Proofs of Claim	75
7.5	Trustee May Enforce Claims Without Possession of Notes	75
7.6	Application of Monies by Trustee	75
7.7	No Suits by Holders	76
7.8	Unconditional Right of Holders to Receive Principal, Applicable Premium and Interest	77
7.9	Restoration of Rights and Remedies	77
7.10	Rights and Remedies Cumulative	77
7.11	Delay or Omission Not Waiver	77
7.12	Control by Holders	77
7.13	Notice of Event of Default	78
7.14	Waiver of Stay or Extension Laws	78
7.15	Undertaking for Costs	78
7.16	Judgment Against the Issuer	78
7.17	Immunity of Officers and Others	79
7.18	Notice of Payment by Trustee	79

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7.19	Trustee May Demand Production of Notes	79
Article 8 DISCHARGE AND DEFEASANCE		79
8.1	Discharge of Indenture	79
8.2	Option to Effect Legal Defeasance or Covenant Defeasance	80
8.3	Cancellation and Destruction	80
8.4	Legal Defeasance and Discharge	80
8.5	Covenant Defeasance	81
8.6	Conditions to Legal or Covenant Defeasance	81
8.7	Application of Trust Funds	82
8.8	Repayment to the Issuer	83
8.9	Continuance of Rights, Duties and Obligations	83
Article 9 MEETINGS OF HOLDERS		84
9.1	Purpose, Effect and Convention of Meetings	84
9.2	Notice of Meetings	84
9.3	Chairman	84
9.4	Quorum	84
9.5	Power to Adjourn	85
9.6	Voting	85
9.7	Poll	85
9.8	Proxies	85
9.9	Persons Entitled to Attend Meetings	86
9.10	Powers Exercisable by Extraordinary Resolution	86
9.11	Powers Cumulative	87
9.12	Minutes	87
9.13	Instruments in Writing	87
9.14	Binding Effect of Resolutions	88
9.15	Evidence of Rights of Holders	88
Article 10 SUCCESSORS TO THE ISSUER		88
10.1	Restrictions on Amalgamation, Merger, Consolidation and Sale of Certain Assets	88
10.2	Vesting of Powers in Successor	90
Article 11 CONCERNING THE TRUSTEE		91
11.1	No Conflict of Interest	91
11.2	Replacement of Trustee	91
11.3	Duties of Trustee	92
11.4	Reliance Upon Declarations, Opinions, etc.	92
11.5	Evidence and Authority to Trustee, Opinions, etc.	92
11.6	Officers' Certificates Evidence	93
11.7	Experts, Advisers and Agents	94
11.8	Trustee May Deal in Notes	94
11.9	Investment of Monies Held by Trustee	94
11.10	Trustee Not Ordinarily Bound	94
11.11	Trustee Not Required to Give Security	95
11.12	Trustee Not Bound to Act on Issuer's Request	95
11.13	Conditions Precedent to Trustee's Obligations to Act Hereunder	95
11.14	Authority to Carry on Business	95
11.15	Compensation and Indemnity	95
11.16	Acceptance of Trust	96
11.17	Anti-Money Laundering	96
11.18	Privacy	96
Article 12 AMENDMENT, SUPPLEMENT AND WAIVER		97
12.1	Ordinary Consent	97

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12.2	Special Consent	97
12.3	Without Consent	98
12.4	Form of Consent	99
12.5	Supplemental Indentures	99
Article 13 NOTICES		100
13.1	Notice to Issuer	100
13.2	Notice to Holders	100
13.3	Notice to Trustee	100
13.4	Mail Service Interruption	100
Article 14 SUBSIDIARY GUARANTEES		101
14.1	Application	101
14.2	Issuance of Subsidiary Guarantees	101
14.3	Guarantees	101
14.4	Guarantee Absolute	102
14.5	Subrogation	103
14.6	No Waiver; Remedies	104
14.7	Continuing Guarantee; No Right of Set-Off; Independent Obligation	104
14.8	Release of Subsidiary Guarantee	104
14.9	Guarantors May Consolidate, Etc., on Certain Terms	105
14.10	Severability	105
Article 15 MISCELLANEOUS		105
15.1	No personal liability of directors, officers, employees and stockholders	105
15.2	Force Majeure	105
Article 16 EXECUTION AND FORMAL DATE		106
16.1	Execution	106
16.2	Formal Date	106

iv

THIS INDENTURE made as of the 15th day of March, 2011.

AMONG:

PERPETUAL ENERGY INC., an Alberta corporation having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Issuer");

AND

PERPETUAL ENERGY OPERATING CORP., PERPETUAL OPERATING TRUST, PARAMOUNT ENERGY PARTNERSHIP, 1121838 ALBERTA LTD., PERPETUAL OPERATING SUBSIDIARY TRUST, STARBOARD GAS PARTNERSHIP, NEAP PARTNERSHIP, 1543621 ALBERTA LTD., SEVERO ENERGY CORP., WARWICK GAS STORAGE INC., PERPETUAL OIL & GAS PARTNERSHIP AND 1333002 ALBERTA LTD. (hereinafter called the "Guarantors");

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company subsisting under the laws of Canada and registered to carry on business in the Province of Alberta (hereinafter called the "Trustee").

WITNESSETH THAT:

WHEREAS the Issuer has duly authorized the execution and delivery of this Indenture to provide for the issuance by it of (i) $150,000,000 in aggregate principal amount of its 8.75% Senior Unsecured Notes due March 15, 2018 (the "Initial Notes") and (ii) any Additional Notes (as defined herein) that may be issued after the Issue Date (as defined herein). The Initial Notes and any Additional Notes shall be treated as a single class for all purposes under this Indenture and are referred to herein collectively as the "Notes."

NOW THEREFORE the Issuer and the Trustee agree as follows for the benefit of each other and for the equal and rateable benefit of the Holders (as defined herein) of the Notes:

Article 1
INTERPRETATION

1.1	Definitions

In this Indenture and in the Notes, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

"1933 Act" means the United States Securities Act of 1933, as amended.

"Accounting Change" has the meaning set forth in Section 1.13.

"Accounting Change Notice" has the meaning set forth in Section 1.13.

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"Additional Amounts" has the meaning assigned to it in Section 3.7.

"Additional Notes" means an unlimited amount of Notes (other than the Initial Notes) issued under this Indenture in accordance with Sections 2.2 and 6.10, as part of the same series as the Initial Notes.

"Adjusted Consolidated Net Tangible Assets" means, without duplication, as of the date of determination; the sum of:

(a)	discounted future net revenues from proved oil and natural gas reserves of the Issuer and its Restricted Subsidiaries calculated in accordance with Applicable Securities Legislation (before any provincial, state or federal income taxes), as estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd.) in a reserve report prepared as of the end of the Issuer's most recently completed fiscal year using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report, as increased by, as of the date of determination, the discounted future net revenues of (a) estimated proved oil and natural gas reserves acquired since the date of such year-end reserve report, and (b) estimated oil and natural gas reserves attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and natural gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case, calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues of (c) estimated proved oil and natural gas reserves produced or disposed of since the date of such year-end reserve report and (d) reductions in estimated proved oil and natural gas reserves attributable to downward revisions of estimates of proved oil and natural gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors that would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with Applicable Securities Legislation (using a discount rate of 10% and based on the forecast prices and costs utilized in such year-end reserve report), provided that, in the case of each of the determinations made pursuant to clauses (a) through (d), such increases and decreases shall be as estimated by the Issuer's petroleum engineers, except that in the event there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net cash flows utilized for the purposes of clauses (a) through (d) shall be confirmed in writing by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd.);

(b)	the capitalized costs that are attributable to oil and natural gas properties of the Issuer and its Restricted Subsidiaries to which no proved oil and natural gas reserves are attributable, based on the Issuer's books and records as of a date no earlier than the date of the Issuer's most recent publicly available annual or quarterly financial statements;

(c)	the Consolidated Net Working Capital of the Issuer on a date no earlier than the date of the Issuer's most recent publicly available annual or quarterly financial statements; and

(d)	the greater of (i) the net book value of other tangible assets of the Issuer on a date no earlier than the date of the Issuer's most recent publicly available annual or quarterly financial statements and (ii) the appraised value, as estimated by independent appraisers of other tangible assets, or the market value of Liquid Securities, of the Issuer and its Restricted Subsidiaries, in each case, as of the date of the Issuer's most recent publicly available annual or quarterly financial statements,

2

minus, to the extent included in clauses (a) through (d) above, the sum of:

(a)	minority interests;

(b)	any net gas or other balancing liabilities of the Issuer and its Restricted Subsidiaries reflected in the Issuer's most recent publicly available annual or quarterly financial statements;

(c)	the discounted future net revenues, calculated in accordance with Applicable Securities Legislation utilizing the prices utilized in the Issuer's year-end reserve report, attributable to reserves that are required to be delivered to third parties to fully satisfy the obligations of the Issuer and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto; and

(d)	the discounted future net revenues, calculated in accordance with Applicable Securities Legislation, attributable to reserves subject to Dollar-Denominated Production Payments that, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in the first clause (a) above, would be necessary to fully satisfy the payment obligations of the Issuer and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto.

"Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control", as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling", "controlled by" and "under common control with" have correlative meanings.

"Applicable Premium" means, with respect to any Note on any redemption date, the greater of:

(e)	1.0% of the Called Principal of the Note; and

(f)	the excess of:

(i)	the Discounted Value at such redemption date of the Remaining Scheduled Payments of the Note, computed using a discount rate equal to the Reinvestment Yield as of such redemption date; over

(ii)	the principal amount of the Note.

"Applicable Securities Legislation" means applicable securities laws (including rules, regulations, policies, instruments and blanket orders) in those provinces and territories of Canada in which the Issuer is a "reporting issuer" or the equivalent.

"Asset Sale" means:

(a)	the sale, lease, conveyance or other disposition of any assets or rights, other than the granting of a Lien in accordance with this Indenture; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries taken as a whole will be governed by Sections 6.15 and/or 10.1 and not by the provisions of Section 6.14; and

3

(b)	the issuance of Equity Interests by any of the Issuer's Restricted Subsidiaries or the sale by the Issuer or any of its Restricted Subsidiaries of Equity Interests in any of its Subsidiaries (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law).

Notwithstanding the preceding, the following items will be deemed not to be an Asset Sale:

(a)	any single transaction or series of related transactions that (i) involves assets having a Fair Market Value of less than $5 million or (ii) results in net proceeds to the Issuer and its Restricted Subsidiaries of less than $5 million;

(b)	a transfer of assets between or among the Issuer and its Restricted Subsidiaries;

(c)	an issuance or sale of Equity Interests by a Restricted Subsidiary to the Issuer or to another Restricted Subsidiary;

(d)	any disposition of worn-out, obsolete, retired or otherwise unsuitable or excess assets or equipment or facilities or of assets or equipment no longer used or useful, in each case, in the ordinary course of business;

(e)	the sale or lease of equipment, inventory (including current production), accounts receivable or other assets in the ordinary course of business;

(f)	the sale or other disposition of cash or Cash Equivalents, Hedging Obligations or other financial instruments in the ordinary course of business;

(g)	any transfer of properties or assets (including Capital Stock) that is governed by Section 10.1 or that is a Restricted Payment that is permitted by Section 6.9;

(h)	the sale or transfer (whether or not in the ordinary course of business) of direct or indirect interests in oil and natural gas properties or other real property (including the sale or transfer of interests held indirectly by way of equity interests of an Unrestricted Subsidiary), provided that at the time of such sale or transfer (i) such oil and natural gas properties do not have associated with them any proved reserves and such other real property is not, directly or indirectly, utilized in conjunction with the production of proved reserves and (ii) in the case of a sale or transfer of some but not all of the equity interests of an Unrestricted Subsidiary (such as where the Unrestricted Subsidiary will be a joint venture with a third party), the remaining equity interests of the Unrestricted Subsidiary are directly or indirectly held by the Issuer or a Restricted Subsidiary;

(i)	the abandonment, relinquishment, farm-in, farm-out, lease or sublease of developed or undeveloped oil and natural gas properties in the ordinary course of business or resulting from any pooling, unit or farm-out agreement entered into in the ordinary course of business;

(j)	the trade or exchange by the Issuer or any Restricted Subsidiary of any direct or indirect interest in any oil or natural gas property or other assets used or useful in the Oil and Gas Business and owned or held by the Issuer or such Restricted Subsidiary for any direct or indirect interest in any oil or natural gas property or other asset used or useful in the Oil and Gas Business and owned or held by another Person;

4

(k)	the sale or transfer of oil, natural gas or other hydrocarbons or other mineral products in the ordinary course of business;

(l)	any Permitted Investment (but excluding, for certainty, any sale or other disposition of a Permitted Investment unless such sale or disposition would constitute a Permitted Investment);

(m)	the creation or perfection of a Lien (but not the sale or other disposition of any asset subject to such Lien);

(n)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(o)	any assignment of an overriding royalty or net profits interest to an employee or consultant of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business in connection with the generation of prospects or the development of oil and natural gas projects to which no proved reserves are attributed;

(p)	dispositions of receivables owing to the Issuer or any of its Restricted Subsidiaries in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings of the account debtor and exclusive of factoring or similar arrangements;

(q)	the licensing or sublicensing of intellectual property (including, without limitation, the licensing of seismic data) or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Issuer and its Restricted Subsidiaries;

(r)	any sale of assets received by the Issuer or any of its Restricted Subsidiaries upon foreclosure of a Lien; and

(s)	any sale, issuance or other disposition of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

"Bankruptcy Law" means the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and the Winding-Up and Restructuring Act (Canada) each as now and hereafter in effect, any successors to such statutes, any other applicable insolvency, winding-up, dissolution, restructuring, reorganization, liquidation, or other similar law of any jurisdiction, and any law of any jurisdiction (including any corporate law relating to arrangements, reorganizations, or restructurings) permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it.

"Beneficial Holder" means any person who holds a beneficial interest in Global Certificates as shown on the books of the Depository or a Participant.

"Board of Directors" means:

(a)	with respect to a corporation, the board of directors of the corporation (or any duly authorized committee thereof);

(b)	with respect to a partnership, the board of directors of the corporation that is the general partner or managing partner of the partnership; and

5

(c)	with respect to any other Person, the board or committee of such Person serving a similar function.

"Board Resolution" means, as the context requires, a copy of a resolution certified by any officer of the Issuer to have been duly adopted by the applicable Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

"Book Entry Only Notes" means Notes which are to be held only by or on behalf of the Depository.

"Borrowing Base" means the borrowing base under the Credit Agreement, which may include any other covenant in such Credit Agreement which limits the amount of Indebtedness that the Issuer and its Subsidiaries may incur or have outstanding. In the past, the Borrowing Base has been determined or redetermined from time to time by the lenders under the Credit Agreement in accordance with their usual and customary practices and comprised the lenders' estimate of the net present value of revenues expected to be derived in the future over the full economic life of, and from, the proved producing reserves of the Issuer and its Restricted Subsidiaries, after deducting therefrom such capital expenditures, operating expenses and other expenses and such charges, royalties, burdens and encumbrances on or in respect of any of such properties or deductible in arriving at revenues obtained therefrom, abandonment or reclamation costs in respect thereof, and other liabilities of the Issuer and its Restricted Subsidiaries as the lenders may determine from time to time. In determining or redetermining the Borrowing Base at any time, the lenders have generally used their estimates at that time of a range of factors, including the quantity and recoverability of reserves, capital expenditures, operating expenses, taxes, discount rates, demand for and deliverability of petroleum substances, pricing forecasts, abandonment and reclamation costs, burdens and foreign exchange rates.

"Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in the Province of Alberta are authorized or required by law to close.

"Called Principal" means, with respect to any Notes, the principal of such Notes that is to be prepaid pursuant to an optional redemption.

"Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be classified and accounted for as a capitalized lease obligation on a balance sheet in accordance with GAAP.

"Capital Stock" means:

(a)	in the case of a corporation, association or other business entity, any and all shares, interests, participations, rights or other equivalents (however designated and whether or not voting) of corporate stock;

(b)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(c)	any other interest or participation that confers on a Person rights in, or other equivalents of or interests in, the equity of the issuing Person or otherwise confers the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any Notes including Notes convertible into or exchangeable for Capital Stock, whether or not such Notes have any right of participation with Capital Stock.

6

"Cash Equivalents" means:

(a)	Canadian or United States dollars;

(b)	securities issued by or directly and fully guaranteed or insured by the federal governments of Canada or the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the federal governments of Canada or the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

(c)	demand accounts, time deposit accounts, bearer deposit notes, certificates of deposit and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year, demand and overnight bank deposits and other similar types of investments routinely offered by commercial banks, in each case, with any lender party to the Credit Agreement or with any bank referred to in Schedule I, Schedule II or Schedule III of the Bank Act (Canada) or rated at least A-1 or the equivalent thereof by S&P, at least P-1 or the equivalent thereof by Moody's, or at least R-1 or the equivalent thereof by DBRS;

(d)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above; and

(e)	commercial paper having one of the two highest ratings obtainable by Moody's or S&P or DBRS Limited and in each case maturing within 270 days after the date of acquisition;

(f)	deposits and certificates of deposit with any commercial bank not meeting the qualifications specified in clause (c) above, provided all such deposits do not exceed $1.0 million in the aggregate at any one time;

(g)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (e) of this definition.

"CDS" means CDS Clearing and Depository Services Inc. or a successor, which may include securities brokers and dealers, banks and trust companies.

"Change of Control" means the occurrence of any of the following events:

(a)	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets (including Equity Interests of the Restricted Subsidiaries) of the Issuer and its Restricted Subsidiaries, taken as a whole, to any Person who is not an Affiliate of the Issuer;

(b)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "Person" (other than a Permitted Holder or any combination of Permitted Holders) beneficially owns, directly or indirectly, more than 50% of the Voting Stock of the Issuer, measured by voting power rather than number of shares;

(c)	the adoption of a plan relating to the liquidation or dissolution of the Issuer which is not permitted by the terms of the Indenture; or

7

(d)	the consummation of any transaction, the result of which is that any Person or group of Persons acting jointly or in concert for the purposes of such transaction has elected to the Board of Directors of the Issuer such number of its or their nominees as shall constitute a majority of the directors comprising the Board of Directors who were not directors immediately prior thereto.

For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement; and (ii) to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (a), (b) or (c) above to become effective under applicable law and such approvals have not been received before such transactions or circumstances have occurred, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

"Change of Control Offer" has the meaning attributed to it in Section 6.15.

"Change of Control Payment Date" has the meaning attributed to it in Section 6.15.

"Closing Date" means the date on which Notes are originally issued under this Indenture.

"Consolidated Cash Flow from Operations" means, for any period, the sum of, without duplication, Consolidated Net Income for such period, plus (or, in the case of clause (c) below, plus or minus) the following items to the extent included in computing Consolidated Net Income for such period:

(a)	the Issuer's and its Restricted Subsidiaries' federal, provincial, local and foreign future income tax expense for such period accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary, unusual or nonrecurring gains or losses or taxes attributable to sale or dispositions outside the ordinary course of business and provided that current income tax expense determined in accordance with GAAP shall not be included), plus

(b)	the Issuer and its Restricted Subsidiaries' depletion, depreciation and amortization expense for such period, plus

(c)	any non-cash charges related to a ceiling test write-down required under GAAP, share-based compensation, unrealized gains/losses on gas storage arrangements, gains/losses on property and equipment, unrealized gains/losses on marketable securities, non-cash exploration expense and non-cash exploration expense, and minus non-cash credits for such period, other than non-cash charges or credits resulting from changes in prepaid assets or accrued liabilities in the ordinary course of business, provided that income tax expense, depletion, depreciation and amortization expense and non-cash charges and credits of a Restricted Subsidiary will be included in Consolidated Cash Flow from Operations only to the extent, and in the same proportion, that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income for such period;

"Consolidated Debt" means, at any time, Indebtedness of the Issuer's and its Restricted Subsidiaries, other than Hedging Obligations, at such time as determined on a consolidated basis in accordance with GAAP and as shown on the Issuer's most recent annual audited or quarterly unaudited balance sheets; provided, however, that Consolidated Debt shall not include any outstanding subordinated convertible debentures from time to time;

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"Consolidated EBITDA" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus (without duplication):

(a)	an amount equal to any extraordinary, unusual or non-recurring loss plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(b)	provision for taxes based on income or profits for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(c)	the Fixed Charges for such period, to the extent that any such charges and expenses were deducted in computing such Consolidated Net Income; plus

(d)	exploration expenses for such period, to the extent that any such exploration expenses were deducted in computing such Consolidated Net Income; plus

(e)	depreciation, depletion, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) for such period to the extent that such depreciation, depletion and amortization were deducted in computing such Consolidated Net Income; minus

(f)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business; and minus

(g)	to the extent included in determining Consolidated Net Income, the sum of:

(i)	the amount of deferred revenues that are amortized during such period and that are attributable to reserves that are subject to Volumetric Production Payments; and

(ii)	amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments,

in each case, on a consolidated basis and determined in accordance with GAAP.

"Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that

(a)	the Net Income (or loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting will be excluded and instead dividends and other equity distributions received in cash or Cash Equivalents from a Person other than the Issuer or a Restricted Subsidiary will be included;

(b)	the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its shareholders;

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(c)	the cumulative effect of a change in accounting principles on initial adoption of such principles will be excluded; and

(d)	to the extent deducted in the calculation of Net Income, any non-cash charges (other than depreciation, depletion and amortization) will be excluded, including, without limitation:

(i)	any non-cash charges related to an impairment test write-down under GAAP or Applicable Securities Legislation;

(ii)	unrealized losses and gains under Currency Agreements, Interest Rate Agreements and Oil and Gas Hedging Contracts;

(iii)	any non-cash or non-recurring charges relating to any premium or penalty paid, write off of deferred financing costs or other financial recapitalization charges in connection with redeeming or retiring any Indebtedness prior to its Stated Maturity; and

(iv)	any non-cash compensation charge relating to stock options or other equity-based awards.

"Consolidated Net Working Capital" of any Person as of any date of determination means the difference (shown on the balance sheet of such Person and its Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP as of the end of the most recent fiscal quarter of such Person for which financial statements are publicly available) between (a) all current assets of such Person and its Restricted Subsidiaries except unrealized gains relating to Hedging Obligations and future income taxes and (b) all current liabilities of such Person and its Restricted Subsidiaries except the current portion of Indebtedness, unrealized losses relating to Hedging Obligations, stock-based compensation and future income taxes.

"Consolidated Net Worth" means, with respect to any specified Person as of any date, the consolidated shareholders' equity of such Person and its consolidated Subsidiaries as of such date determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Stock of such Person.

"Counsel" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Trustee or retained or employed by the Issuer and acceptable to the Trustee.

"Credit Agreement" means the credit agreement in effect on the Issue Date after the initial issuance of Notes under this Indenture among the Issuer, as borrower, the lenders named therein, Bank of Montreal, as administrative agent, and the other agents named therein including any related notes, debentures, pledges, Guarantees, security documents, instruments and agreements executed from time to time in connection therewith, and in each case as amended, modified, restated, renewed, replaced or refinanced from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring or adding Subsidiaries as additional borrowers or guarantors thereunder, and all or any portion of the Indebtedness and other Obligations under such agreement or agreements or any successor or replacement agreement or any agreements, and whether by the same or any other agent, lender or group of lenders. For greater certainty, it is acknowledged that Interest Rate Agreements, Currency Agreements and Oil and Gas Hedging Contracts entered into with a Person that at that time is a lender (or an Affiliate thereof) under the Credit Agreement are separate from, are not included within and do not form part of any above inclusions of the Credit Agreement.

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"Credit Facilities" means, with respect to the Issuer or any Guarantor, one or more credit or debt facilities (including, without limitation, under the Credit Agreement), commercial paper facilities or Debt Issuances, in each case with banks, investment banks, insurance companies, mutual or other institutional lenders or investors providing for, among other things, revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or letter of credit guarantees or Debt Issuances, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

"Currency Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with a foreign exchange futures contract, currency swap agreement, currency option or currency exchange or other similar currency related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in exchange rates and currency values.

"Custodian" means any receiver, receiver manager, trustee, assignee, liquidator, monitor, or similar official under any Bankruptcy Law.

"DBRS" means DBRS Ltd. or any successor to the rating agency business thereof.

"Debt Issuances" means, with respect to the Issuer or any Restricted Subsidiary, one or more issuances after the Issue Date of Indebtedness evidenced by notes, debentures, bonds or other similar securities or instruments.

"Default" means the occurrence of any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default under this Indenture.

"Depository" means CDS and such other Person as is designated in writing by the Issuer and acceptable to the Trustee to act as depository in respect of Book Entry Only Notes.

"Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as "Designated Non-cash Consideration" pursuant to an Officer's Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

"Discounted Value" means, with respect to the Called Principal of any Note, the amount obtained by discounting, on a semi-annual basis, all Remaining Scheduled Payments with respect to such Called Principal from their respective scheduled due dates to the date of calculation of the redemption price with respect to such Called Principal, in accordance with accepted financial practice and at a discount factor (applied on the same periodic basis as that on which interest on the Notes is payable) equal to the Reinvestment Yield with respect to such Called Principal.

"Disqualified Stock" means, with respect to any Person, any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable for any consideration other than Capital Stock pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, prior to the date on which the Notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require the Issuer to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the provisions applicable to such Capital Stock either (a) are no more favourable to the holders of such Capital Stock than the provisions contained in Section 6.14 and Section 6.15 and such Capital Stock specifically provides that the issuer will not repurchase or redeem any of such Capital Stock pursuant to such provisions prior to the Issuer's repurchase of such of the Notes as are required to be repurchased pursuant to Section 6.14 and Section 6.15, or (b) provide that the Issuer may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with Section 6.9.

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"Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

"Equity Offerings" means any public or private sale of Equity Interests of the Issuer (other than Disqualified Stock).

"Event of Default" has the meaning ascribed thereto in Section 7.1.

"Exchange Act" has the meaning ascribed thereto in Section 6.16.

"Existing Indebtedness" means the aggregate principal amount of Indebtedness of the Issuer and its Restricted Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date.

"Extraordinary Resolution" means, subject to Section 9.13, a resolution passed as an extraordinary resolution by the affirmative votes of the Holders of at least 66 2/3% of the outstanding principal amount of Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture.

"Facilities" means any drilling equipment, production equipment and platforms or mining equipment; pipelines, pumping stations and other pipeline facilities; terminals, warehouses and storage facilities; bulk plants; production, separation, dehydration, extraction, treating and processing facilities; gasification or natural gas liquefying facilities; flares, stacks and burning towers; floatation mills, crushers and ore handling facilities; tank cars, tankers, barges, ships, trucks, automobiles, airplanes and other marine, automotive, aeronautical and other similar moveable facilities or equipment; computer systems and associated programs or office equipment; roads, airports, docks (including drydocks); reservoirs and waste disposal facilities; sewers; generating plants (including power plants) and electric lines; telephone and telegraph lines, radio and other communications facilities; townsites, housing facilities, recreation halls, stores and other related facilities; and similar facilities and equipment of or associated with any of the foregoing.

"Fair Market Value" means the value that would be paid by a willing buyer to a willing seller that is not an Affiliate of the willing buyer in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Issuer.

"Financial Term" has the meaning set forth in Section 1.13.

"Financial Statements" means consolidated financial statements of the Issuer prepared in accordance with GAAP, whether annual or interim, and the report (if any) of the Issuer's auditors thereon and the associated "Management's Discussion and Analysis".

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"Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

(a)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized, excluding any interest attributable to Dollar-Denominated Production Payments but including, without limitation, original issue discount, non-cash interest payments (other than amortization of debt issuance costs), the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Interest Rate Agreements; plus

(b)	any interest expense on Indebtedness of another Person that is guaranteed by such Person (other than such Person or its Restricted Subsidiaries) or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (other than a non-recourse pledge of Equity Interests of any Unrestricted Subsidiary for the benefit of lenders to such Unrestricted Subsidiary), to the extent the primary obligor is currently in default under such Indebtedness, whether or not such Guarantee or Lien is called upon; plus

(c)	all dividends, whether paid or accrued and whether or not paid in cash, on any series of Disqualified Stock of such Person or any of its Restricted Subsidiaries, other than (i) dividends on Equity Interests payable solely in Equity Interests of the Issuer (other than Disqualified Stock) or any of its Restricted Subsidiaries or (ii) dividends payable to the Issuer or a Restricted Subsidiary.

"Fixed Charge Coverage Ratio" means with respect to any specified Person for any four-quarter reference period, the ratio of the Consolidated EBITDA of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(a)	acquisitions or divestitures that have been made by the specified Person or any of its Restricted Subsidiaries, including, in the case of acquisitions, through amalgamations, mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated EBITDA for such reference period will be calculated on a pro forma basis;

(b)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

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(c)	the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(d)	any Person that is a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of the specified Person at all times during such four-quarter period;

(e)	any Person that is not a Restricted Subsidiary of the specified Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of the specified Person at any time during such four-quarter period; and

(f)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any obligations arising under any Interest Rate Agreements applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as of the Calculation Date in excess of 12 months).

"GAAP" means generally accepted accounting principles, consistently applied, which are in effect in Canada from time to time.

"Global Certificates" means notes representing the aggregate principal amount of Notes and held by, or on behalf of, a Depository.

"Government Securities" means direct non-callable obligations of, or obligations guaranteed by, the federal government of Canada for the payment of which guarantee or obligations the full faith and credit of the federal government of Canada is pledged.

"Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

"Guarantor" means each of Perpetual Energy Operating Corp., Perpetual Operating Trust, Paramount Energy Partnership, 1121838 Alberta Ltd., Perpetual Operating Subsidiary Trust, Starboard Gas Partnership, NEAP Partnership, 1543621 Alberta Ltd., Severo Energy Corp., Warwick Gas Storage Inc., Perpetual Oil & Gas Partnership and 1333002 Alberta Ltd. and each other Restricted Subsidiary that executes a Supplemental Indenture providing for the Guarantee required by Section 6.13; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Subsidiary Guarantee is released in accordance with the terms of this Indenture.

"Hedging Obligations" means, with respect to any specified Person, the outstanding amount of all obligations of such Person and its Restricted Subsidiaries under all Currency Agreements, all Interest Rate Agreements and all Oil and Gas Hedging Contracts, together with all interest, fees and other amounts payable thereon or in connection therewith.

"Holder" means a Person in whose name a Note is registered.

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"Holders' Request" means an instrument signed in one or more counterparts by the Holder or Holders of not less than 25% in aggregate principal amount of the outstanding Notes requesting the Trustee to take the action or proceeding specified therein.

"Indebtedness" means, with respect to any specified Person at any date, any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit, letters of guarantee or tender cheques (or reimbursement agreements in respect thereof);

(c)	in respect of banker's acceptances;

(d)	representing Capital Lease Obligations;

(e)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable;

(f)	representing any Hedging Obligations;

(g)	in respect of Production Payments; and

(h)	in respect of all conditional sale obligations and all obligations under title retention agreements, but excluding a title retention agreement to the extent it constitutes an operating lease under GAAP.

In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date will be:

(a)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(b)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

For the avoidance of doubt, "Indebtedness" of any Person shall not include:

(a)	trade payables and accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practice;

(b)	deferred tax obligations;

(c)	minority interests;

(d)	uncapitalized interest;

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(e)	non-interest bearing instalment obligations and accrued liabilities incurred in the ordinary course of business; and

(f)	in connection with the purchase by the Issuer or any Restricted Subsidiary of any business or assets, post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business or assets after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 45 days thereafter.

"Indenture Obligations" means the obligations of the Issuer hereunder and under the Notes to pay principal of (and Applicable Premium, if any) and interest on the Notes when due and payable at Maturity, and all other amounts due or to become due under or in connection with this Indenture, the Notes and the performance of all other obligations to the Trustee (including all amounts due to the Trustee under Section 11.5) and the Holders under this Indenture and the Notes, according to the terms hereof and thereof.

"Interest Payment Date" means September 15 and March 15 of each year that the Notes are outstanding, commencing on September 15, 2011.

"Interest Period" means the period commencing on the later of (a) the date of issue of the Notes and (b) the immediately preceding Interest Payment Date on which interest has been paid, and ending on the date immediately preceding the Interest Payment Date in respect of which interest is payable.

"Interest Rate Agreement" means any financial arrangement entered into between a Person (or its Restricted Subsidiaries) and a counterparty on a case by case basis in connection with interest rate swap transactions, interest rate options, cap transactions, floor transactions, collar transactions and other similar interest rate protection related transactions, the purpose of which is to mitigate or eliminate its exposure to fluctuations in interest rates.

"Investment Grade Ratings" has the meaning given to it in Section 6.17(a).

"Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of direct or indirect loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. "Investments" shall exclude extensions of trade credit in the ordinary course of business on commercially reasonable terms in accordance with normal trade practices of such Person. If the Issuer or any Restricted Subsidiary of the Issuer sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of the Issuer such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Issuer, the Issuer will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Issuer's Investments in such Restricted Subsidiary that were not sold or disposed of. The acquisition by the Issuer or any Restricted Subsidiary of the Issuer of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Issuer or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investment held by the acquired Person in such third Person.

"Issue Date" means March 15, 2011.

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"Issuer" means Perpetual Energy Inc. and includes any successor to or of the Issuer, as permitted by the terms hereof.

"Issuer Order", "Issuer Request", "Written Direction of the Issuer" or "Written Order", means an order or direction in writing signed by any one officer or director of the Issuer, or the Trustee, as applicable.

"Issuer's Auditors" means an independent firm of chartered accountants duly appointed as auditors of the Issuer.

"Legended Notes" means Notes bearing the legend provided for in Section 2.13.

"Lien" means with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, charge, security interest or encumbrance upon or with respect to any property of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement but excluding a title retention agreement to the extent it would constitute an operating lease in accordance with GAAP, as in effect on the Issue Date.

"Liquid Securities" means securities that are publicly traded on the Toronto Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, the London Stock Exchange or the TSX Venture Exchange, or their successors; provided that, for purposes of Section 6.14, securities meeting the requirements of the foregoing shall be treated as Liquid Securities from the date of receipt thereof until and only until the earlier of:

(a)	the date on which such securities, or securities exchangeable for, or convertible into, such securities, are sold or exchanged for cash or Cash Equivalents, and

(b)	180 days following the date of receipt of such securities.

"LVTS" means the large value electronic money transfer system operated by the Canadian Payments Association and any successor thereto.

"Material Change" means an increase or decrease, excluding changes that result solely from changes in commodity prices, of more than 30% during a fiscal quarter in the estimated discounted future net cash flows from proved oil and gas reserves of the Issuer and its Restricted Subsidiaries, calculated in accordance with paragraph (a) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change:

(a)	any acquisitions during the quarter of oil and gas reserves that have been estimated by a Canadian or United States nationally recognized firm of independent petroleum engineers (which shall include McDaniel & Associates Consultants Ltd.) and on which a report or reports exist; and

(b)	any disposition of properties held at the beginning of such quarter that have been disposed of as provided under Section 6.14.

"Maturity" means, when used with respect to any Note, the date on which the principal of such Note or an instalment of principal becomes due and payable as therein or herein provided, whether at the Maturity Date or by declaration of acceleration, notice of redemption, notice of option to elect repayment or otherwise.

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"Maturity Account" means an account or accounts required to be established by the Issuer (and which shall be maintained by and subject to the control of the Trustee) for Notes issued pursuant to and in accordance with this Indenture.

"Maturity Date" has the meaning given to it in Section 3.3.

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds therefrom in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents, or stock or other assets when disposed of for cash or Cash Equivalents, received by the Issuer or any of the Restricted Subsidiaries from such Asset Sale, net of:

(a)	all legal, title, engineering and environmental fees and expenses (including fees and expenses of legal counsel, advisors, accountants, consultants and investment banks, sales commissions and relocation expenses) related to such Asset Sale;

(b)	provisions for all cash taxes payable or required to be accrued in accordance with GAAP as a result of such Asset Sale;

(c)	payments made to retire Indebtedness where payment of such Indebtedness is secured by a Lien on the assets or properties that are the subject of such Asset Sale;

(d)	amounts required to be paid to any Person owning a beneficial interest in the assets or properties that are subject to the Asset Sale; and

(e)	appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale;

provided that cash and/or Cash Equivalents in which the Issuer or a Restricted Subsidiary has an individual beneficial ownership shall not be deemed to be received by the Issuer or a Restricted Subsidiary until such time as such cash and/or Cash Equivalents are free from any restrictions under agreements with the other beneficial owners of such cash and/or Cash Equivalents which prevent the Issuer or a Restricted Subsidiary from applying such cash and/or Cash Equivalents to any use permitted by under Section 6.14 or to purchase Notes.

"Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(a)	any gain (or loss), together with any related provision for taxes on such gain (or loss), realized in connection with sales of assets outside of the ordinary course of business; and

(b)	any extraordinary gain (or loss), together with any related provision for taxes on such extraordinary gain (or loss).

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"Non-Recourse Debt" means Indebtedness:

(a)	as to which neither the Issuer nor any of its Restricted Subsidiaries (i) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise, or (iii) constitutes the lender; and

(b)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Notes) of the Issuer or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity.

"Non-Recourse Purchase Money Debt" means Indebtedness incurred in connection with the acquisition by the Issuer or any Restricted Subsidiary of assets used in the Oil and Gas Business (including office buildings and other real property used by the Issuer or such Restricted Subsidiary in conducting its operations), and renewals and refinancing of such Indebtedness but only to the extent that the lenders with respect to such Indebtedness or such renewals and refinancings have a claim solely against the assets acquired with such Indebtedness and any improvements thereon and not against the Issuer or any Restricted Subsidiary (subject to customary exceptions such as indemnifications for misrepresentation, environmental, title, fraud and other matters).

"Obligations" means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, costs, damages and other liabilities payable under the documentation governing any Indebtedness.

"Officers' Certificate" or "Certificate" means a certificate of the Issuer signed by any two authorized officers or directors of the Issuer, in their capacities as officers or directors of the Issuer, as the case may be, and not in their personal capacities.

"Oil and Gas Business" means:

(a)	the acquisition, exploration, exploitation, development and operation of, and disposition of interests in, or obtaining production from, oil, natural gas and other hydrocarbon properties,

(b)	the gathering, marketing, treating, processing, storage, selling and transporting of any production from such interests or properties and the marketing of oil, natural gas, other hydrocarbons and minerals obtained from unrelated Persons,

(c)	any business relating to or arising from the exploration for or exploitation, development, extraction, production, treatment, processing, storage, transportation, refining, gathering or marketing and sale of oil, gas and other minerals and products produced in association therewith,

(d)	any power generation and electrical transmission business in a jurisdiction within North America where fuel requirements of such business are supplied, directly or indirectly, from production reserves substantially from blocks in which the Issuer or its Restricted Subsidiaries participate;

(e)	the evaluation, participation in or pursuit of any other activity or opportunity that is primarily related to clauses (a) through (d) above, and

(f)	any activity that is ancillary to, necessary or appropriate for or incidental to the activities described in clauses (a) through (e) of this definition.

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"Oil and Gas Hedging Contracts" means any transaction, arrangement or agreement entered into between a Person (or any of its Restricted Subsidiaries) and a counterparty on a case by case basis, including any futures contract, a commodity option, a swap, a forward sale or otherwise, the purpose of which is to mitigate, manage or eliminate its exposure to fluctuations in commodity prices, transportation or basis costs or differentials or other similar financial factors including contracts settled by physical delivery of the commodity not settled within 60 days of the date of any such contract; provided that Production Payments will not be treated as Oil and Gas Hedging Contracts for the purposes of this Indenture.

"Oil and Gas Investments" means any Investments made in the ordinary course of, and of a nature that is or shall have become customary in, the Oil and Gas Business as a means of actively exploiting, exploring for, acquiring, developing, producing, processing, gathering, marketing or transporting oil and gas through agreements, transactions, interests or arrangements which permit one to share risks or costs, comply with regulatory requirements regarding local ownership or satisfy other objectives customarily achieved through the conduct of the Oil and Gas Business jointly with third parties (which, for certainty, may include Unrestricted Subsidiaries whether wholly owned by the Issuer or otherwise), including, without limitation:

(a)	ownership interests in oil and natural gas properties, processing facilities or gathering systems or ancillary real property interests (including acquisitions and dispositions thereof), and

(b)	Investments in the form of or pursuant to operating agreements, processing agreements, farm-in agreements, farm-out agreements, working interests, royalty interests, mineral leases, contracts for sale, transportation or exchange of oil and natural gas and related hydrocarbons and minerals, development agreements, area of mutual interest agreements, unitization agreements, pooling agreements, joint bidding agreements, service contracts, joint venture agreements, partnership agreements (whether general or limited), limited liability company agreements, subscription agreements, stock purchase agreements and other similar agreements with third parties (which, for certainty, may include Unrestricted Subsidiaries whether wholly owned by the Issuer or otherwise).

"Opinion of Counsel" means a written opinion (which may contain customary exceptions) of counsel, who may be counsel for the Issuer, including an employee of the Issuer, and who shall be acceptable to the Trustee, acting reasonably.

"Participant" has the meaning ascribed to such term in Section 4.2(e).

"Permitted Acquisition Indebtedness" means Indebtedness or Disqualified Stock of the Issuer or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of: (a) a Subsidiary prior to the date on which such Subsidiary became a Restricted Subsidiary or (b) a Person that was merged or amalgamated into the Issuer or a Restricted Subsidiary, provided that on the date such Subsidiary became a Restricted Subsidiary or the date such Person was merged and amalgamated into the Issuer or a Restricted Subsidiary, as applicable, after giving pro forma effect thereto (i) the Restricted Subsidiary or the Issuer, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Cover Ratio test under Section 6.10(a) or (ii) the Fixed Charge Coverage Ratio for the Restricted Subsidiary or the Issuer, as applicable, would be greater than the Fixed Charge Coverage Ratio for such Restricted Subsidiary or the Issuer immediately prior to such transaction.

"Permitted Assets" means any and all properties or assets that are used or useful in an Oil and Gas Business.

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"Permitted Holder" means: (a) any of Clayton H. Riddell, his spouse, ancestors, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of his siblings; (b) in the event of the incompetence or death of any of the Persons described in clause (a), such Person's estate, executor, administrator, committee or other personal representative; (c) any trust created for the benefit of any of the Persons described in clause (a), (b) or (d) or any trust created for the benefit of any such trust; or (d) any other Person controlled by any of the Persons described in clause (a), (b) or (c). For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities by partnership agreement, by voting agreement or otherwise and "Permitted Holders" mean all such Persons.

"Permitted Investments" means, without duplication:

(a)	any Investment in the Issuer or in a Restricted Subsidiary of the Issuer;

(b)	any Investment in cash and/or Cash Equivalents;

(c)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person, if as a result of such Investment:

(i)	such Person becomes a Restricted Subsidiary of the Issuer; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(d)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with Section 6.14;

(e)	any acquisition of assets or other Investments in a Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Issuer or a Restricted Subsidiary;

(f)	Investments resulting from repurchases of the Notes;

(g)	any Investments received in compromise of obligations of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

(h)	Hedging Obligations;

(i)	Oil and Gas Investments;

(j)	Investments (i) existing on the Issue Date, (ii) made pursuant to binding commitments in effect on the Issue Date or (iii) that are an extension, modification or renewal of any such Investments described under either of the immediately preceding clauses (i) and (ii), but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date), and Investments made with the proceeds, including, without limitation, from sales or other dispositions, of such Investments and any other Investments made pursuant to this clause (j);

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(k)	(i) loans or advances made to any officer, director or employee of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business that are approved by the Board of Directors of the Issuer or a duly authorized officer, and (ii) loans or advances made to refinance loans, together with accrued interest thereon, made pursuant to this clause (k); provided the aggregate of such loans do not exceed $5 million at any one time outstanding;

(l)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with Section 6.12(b)(ii);

(m)	Guarantees issued in accordance with Section 6.10;

(n)	Guarantees of performance or other obligations (other than Indebtedness) arising in the ordinary course in the Oil and Gas Business, including obligations under oil and natural gas exploration, development, joint operating and related agreements and licenses or concessions related to the Oil and Gas Business;

(o)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (o) that are at the time outstanding not to exceed the greater of (i) $25 million and (ii) 2.5% of Adjusted Consolidated Net Tangible Assets (with the Fair Market Value of such Investment being measured at the time such Investment is made and without giving effect to subsequent changes in value);

provided, however, that with respect to any Investment, the Issuer may, in its sole discretion, allocate all or any portion of any Investment and later re-allocate all or any portion of any Investment, to one or more of the above clauses (a) through (o) so that the entire Investment would be a Permitted Investment.

"Permitted Liens" means, as of any date:

(a)	Liens on assets of the Issuer and any Subsidiary securing Indebtedness under Credit Facilities and Obligations in respect of such Indebtedness in an aggregate principal amount not to exceed the greater of the amounts set forth in subparagraphs (A), (B) and (C) of Section 6.10(b)(i);

(b)	Liens in favour of the Issuer or any of the Guarantors;

(c)	Liens on property of a Person existing at the time such Person is amalgamated or merged with or into or consolidated with the Issuer or any Restricted Subsidiary of the Issuer; provided that such Liens were in existence prior to, and were not created in contemplation of, such amalgamation, merger or consolidation and do not extend to any assets other than those of the Person amalgamated or merged into or consolidated with the Issuer or the Restricted Subsidiary;

(d)	Liens securing Hedging Obligations;

(e)	Liens securing the assets purchased by purchase money indebtedness (including Non-Recourse Purchase Money Debt);

(f)	Liens to secure payment of royalties, revenue interests, net profits interests, reversionary interests, working interests and preferential rights of purchase incurred in the ordinary course of business to the extent of the security interest in those underlying assets;

(g)	Liens for any judgments rendered that do not constitute an Event of Default;

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(h)	Liens for any judgment rendered, or claim filed, against the Issuer or any Restricted Subsidiary which are being contested in good faith by appropriate proceedings that do not constitute an Event of Default if during such contestation a stay of enforcement of such judgment or claim is in effect;

(i)	Liens on property existing at the time of acquisition of the property by the Issuer or any Restricted Subsidiary of the Issuer, provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition;

(j)	Liens incurred or deposits made to secure the performance of or otherwise in connection with statutory obligations, environmental reclamation obligations, bids, leases, government contracts, surety or appeal bonds, performance or return-of-money bonds or other obligations of a like nature incurred in the ordinary course of business;

(k)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by Section 6.10(b)(iv) covering only the assets acquired with such Indebtedness;

(l)	Liens existing on the Issue Date;

(m)	Liens for taxes, workers' compensation, unemployment insurance and other types of social security, assessments or other governmental charges or claims that are not yet due and payable or, if due and payable and delinquent, that are being contested by the Issuer or a Restricted Subsidiary in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(n)	Liens in pipelines or pipeline facilities that arise by operation of law;

(o)	Liens arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, incentive compensation programs that are on terms reasonably customary in the Oil and Gas Business for geologists, geophysicists and other providers of technical services to the Issuer or a Restricted Subsidiary, royalty trust agreements, master limited partnership agreements, farm-in agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons, utilization and pooling designations, declarations, orders and agreements, joint venture agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest and other agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements and other similar agreements, or arising by operation of law, which in each of the foregoing cases are customary in the Oil and Gas Business, and easements, rights of way or other similar rights in land, provided that such Liens are not given in connection with Indebtedness;

(p)	Liens in oil, gas or other mineral property or products derived from such property to secure obligations incurred or Guarantees of obligations incurred in connection with or necessarily incidental to commitments of purchase or sale of, or the transportation, storage or distribution of, such property or the products derived from such property, provided that such obligations do not constitute Indebtedness;

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(q)	Liens in respect of any oil, natural gas or mineral property acquired after the Issue Date or which do not have any proved reserves associated with them on the Issue Date (i) securing the costs and expenses incurred after the Issue Date in connection with surveying, exploration, drilling, development, extraction, operation or production relating to or arising in connection with any such oil, natural gas or other mineral property or with the acquisition thereof, including costs incurred for the acquisition, construction, development, alteration, repair, improvement or operation of any and all Facilities relating to such property, or to projects, ventures or other arrangements of which such property forms a part or which relate to such property, whether or not such Facilities are in whole or in part located (or from time to time located) at or on such property, and all related costs of abandonment, or (ii) securing Indebtedness created, issued, incurred or assumed by the Issuer or any of its Restricted Subsidiaries to provide funds for, or otherwise finance (directly or indirectly), the activities set forth above, if such Indebtedness is incurred prior to, during or within two years after the acquisition or completion of construction, development or other relevant activities referred to in clause (i) above and does not exceed the cost of such acquisition, construction, development or other activities, as applicable; provided that any such Lien shall be limited to the property that is the subject of the acquisition, construction, development or other relevant activities referred to above;

(r)	Liens in favour of any federal government or any province, state or territory thereof or any municipality therein or any political subdivision, department, agency or instrumentality of any of them to secure the performance of any covenant or obligation to or in favour of or entered into at the request of such authorities where such security is required pursuant to any contract, statute or regulation or with respect to any franchise, grant, license or permit (including related to periodic payments in connection therewith) or arises by operation of law and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by the Issuer, any of its Restricted Subsidiaries or any Guarantor under government permits, leases or grants, provided that such Lien is not given in connection with Indebtedness;

(s)	Liens imposed by law that are incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers', warehousemen's, mechanics', landlords', materialmen's, employees', laborers', employers', suppliers', banks', builders', repairmen's and other like Liens;

(t)	easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title that do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(u)	Liens in connection with any Production Payments; provided that: (i) such Liens are limited to the property that is the subject of such Production Payment; and (ii) either: (x) such Production Payments were in existence on the Issue Date; (y) such Production Payments are entered into in connection with the acquisition of any property after the Issue Date and such Lien is created, incurred, issued or assumed in connection with the financing of, or within 90 days after the acquisition of, such property; or (z) such Production Payments do not exceed in the aggregate $5 million at any time outstanding;

(v)	Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

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(w)	Liens securing Permitted Refinancing Indebtedness in respect of Indebtedness that was secured by Permitted Liens and securing similar property;

(x)	Liens on any intercompany Indebtedness of a Restricted Subsidiary of the Issuer (which Indebtedness shall be unsecured except by a pledge of any note or other evidence of intercompany Indebtedness of another Restricted Subsidiary of the Issuer) granted as security for Notes issued by the Issuer; provided that the principal amount and interest rate of such intercompany Indebtedness subject to such Liens shall not exceed the principal amount and interest rate, respectively, of the Notes issued by the Issuer so secured;

(y)	Liens securing the obligations of the Issuer under the Notes and this Indenture and of the Guarantors under the Subsidiary Guarantees;

(z)	Liens arising from precautionary Personal Property Security Act or Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(aa)	Liens over debt service reserve accounts which are wholly funded by Indebtedness secured by such Liens; and

(bb)	Liens securing Indebtedness in an aggregate principal amount outstanding at any one time, added together with all other Indebtedness secured by Liens incurred pursuant to this clause (bb), not to exceed $15 million.

In the event that a Lien meets the criteria of more than one of the categories of Permitted Liens described in clauses (a) through (bb) above, the Issuer may classify, or later reclassify, such Lien in whole or in part in any manner that complies with this definition, including by allocation to more than one other type of Permitted Lien.

"Permitted Refinancing Indebtedness" means any Indebtedness of the Issuer or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(a)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all reasonable fees and expenses and premiums incurred in connection therewith);

(b)	the Stated Maturity of such Permitted Refinancing Indebtedness is (i) no earlier than the Stated Maturity of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, or (ii) at least 91 days after the Stated Maturity of the Notes;

(c)	the Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, refinanced, renewed, replaced, deferred or refunded;

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(d)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is Subordinated Indebtedness, such Permitted Refinancing Indebtedness has a Stated Maturity date later than the Stated Maturity date of the Notes and is subordinated in right of payment to the Notes or such Subsidiary Guarantee, as the case may be, on terms at least as favourable, taken as a whole, to the Holders as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(e)	(i) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is secured Indebtedness, no material additional security is granted in respect thereof except to the extent it would be a Permitted Lien; and (ii) if such Indebtedness is unsecured Indebtedness, no security is granted in respect thereof; and

(f)	such Permitted Refinancing Indebtedness is incurred either by the Issuer or by the Restricted Subsidiary that was the obligor of the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded and is Guaranteed only by Persons who were obligors on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded, except to the extent it would otherwise be permitted hereunder.

Notwithstanding the foregoing, any Indebtedness incurred under the Credit Agreement pursuant to Section 6.10(b)(i) shall be subject only to the refinancing provision in the definition of Credit Agreement and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness

"Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government, government body or agency or other entity.

"Production Payments" means Dollar-Denominated Production Payments and Volumetric Production Payments, collectively.

"Record Date" means the date specified for determining Holders entitled to receive interest on the Notes on any Interest Payment Date.

"Redemption Date" has the meaning attributed to it in Section 5.6.

"Redemption Notice" has the meaning attributed to it in Section 5.6.

"Redemption Price" has the meaning attributed to it in Section 5.1.

"Regulation S" means Regulation S adopted by the SEC under the 1933 Act;

"Reinvestment Yield" means, with respect to the Called Principal of any Note, the sum of (a) 1.00% per annum plus (b) the yield to maturity implied by the yields reported, as of 10:00 a.m. (Toronto time) on the third Business Day preceding the date of calculation of the redemption price with respect to such Called Principal, on the display designated as "SCCA 1" of the Bloomberg Financial Markets Services Screen (or such other display as may replace the aforementioned screen) for actively traded Government of Canada securities having a maturity equal to such Called Principal as of such date of calculation of the redemption price.

"Remaining Scheduled Payments" means, with respect to the Called Principal of any Note, all payments of such Called Principal and interest thereon that would be due after the date of calculation of the redemption price with respect to such Called Principal if no payment of such Called Principal were made prior to its scheduled due date, provided that if such date of calculation of the redemption price is not a date on which interest payments are due to be made under the terms of such Notes, then the amount of the next succeeding interest payment will be reduced by the amount of interest accrued to such date of calculation of the redemption price and required to be paid on such date.

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"Restricted Investment" means an Investment other than a Permitted Investment.

"Restricted Subsidiary" of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Rating Services, a division of The McGraw-Hill Companies, Canada Corporation, or any successor to the rating agency business thereof.

"SEC" means the U.S. Securities and Exchange Commission, including any successor thereto.

"Stated Maturity" means, with respect to any instalment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

"Subordinated Indebtedness" means Indebtedness of the Issuer or a Guarantor that is subordinated in right of payment to the Notes or the Subsidiary Guarantee issued by such Guarantor (if any), as the case may be.

"Subsidiary" means, with respect to any specified Person:

(a)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b)	any partnership (i) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (ii) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

"Subsidiary Guarantee" means the Guarantee provided by each Guarantor pursuant to Section 6.13 or Article 14, as applicable.

"Supplemental Indenture" means an indenture supplemental to this Indenture which may be executed, acknowledged and delivered for any of the purposes set out in Section 12.5.

"Suspended Covenants" has the meaning given to it in Section 6.17(a).

"Taxes" means any present or future tax, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

"Taxing Authority" means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

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"Trustee" means Computershare Trust Company of Canada in its capacity as trustee under this Indenture and its successors and permitted assigns in such capacity.

"Unrestricted Subsidiary" means (i) on the Issue Date, none of the Subsidiaries of the Issuer as all such Subsidiaries are Restricted Subsidiaries, and (ii) following the Issue Date, any Restricted Subsidiary of the Issuer (including newly acquired or newly formed Subsidiaries) that is designated by the Board of Directors of the Issuer as an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolutions of the Board of Directors of the Issuer giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 6.7. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Issuer as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 6.10, the Issuer will be in default of Section 6.10.

"U.S." or "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

"Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

"Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(a)	the sum of the products obtained by multiplying (i) the amount of each then remaining instalment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(b)	the then outstanding principal amount of such Indebtedness.

"Wholly Owned Restricted Subsidiary" of the Issuer means any Restricted Subsidiary of which all of the outstanding Voting Stock (other than directors' qualifying shares or shares required to be owned by other Persons pursuant to applicable law) is owned directly or indirectly by the Issuer or any other Wholly Owned Restricted Subsidiary.

1.2	Meaning of "Outstanding"

(a)	Every Note issued, certified and delivered in accordance with this Indenture shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Trustee for cancellation or redemption for monies or a new Note is issued in substitution for it pursuant to Section 2.9 or the payment thereof shall have been set aside under Section 5.8, provided that:

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(b)	when a new Note has been issued in substitution for a Note which has been lost, stolen or destroyed, only one of such Notes shall be counted for the purpose of determining the aggregate principal amount of Notes outstanding;

(c)	Notes which have been partially redeemed or purchased shall be deemed to be outstanding only to the extent of the unredeemed or unpurchased part of the principal amount thereof; and

(d)	for the purposes of any provision of this Indenture entitling Holders of outstanding Notes to vote, sign consents, resolutions, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Holders, Notes owned directly or indirectly, legally or equitably, by the Issuer or any of its Subsidiaries shall be disregarded (unless the Issuer and/or one or more of its Subsidiaries are the only Holders (or Beneficial Holders) of the outstanding aggregate principal amount of Notes at the time outstanding in which case they shall not be disregarded) except that:

(i)	for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the Holders of Notes present or represented at any meeting of Holders, only the Notes in respect of which the Trustee has received an Officer's Certificate shall be so disregarded; and

(ii)	Notes so owned which have been pledged in good faith other than to the Issuer or any of its Subsidiaries shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Trustee, the pledgee's right to vote such Notes, sign consents, requisitions or other instruments or take such other actions in his, her or its discretion free from the control of the Issuer or any of its Subsidiaries.

1.3	Interpretation

In this Indenture:

(a)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b)	all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture;

(d)	words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them; and

(e)	"this Indenture", "this Trust Indenture", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every Supplemental Indenture;

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1.4	Headings, Etc.

The division of this Indenture into Articles, Sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.5	Statute Reference

Any reference in this Indenture to a statute is deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

1.6	Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the first Business Day thereafter.

1.7	Applicable Law

This Indenture and the Notes shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.8	Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.9	Invalidity, Etc.

Each provision in this Indenture or in a Note is distinct and severable and a declaration of invalidity or unenforceability of any such provision by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof or thereof.

1.10	Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture be drawn up in the English language only.

1.11	Successors and Assigns

All covenants and agreements in this Indenture by the Issuer shall bind its successors and assigns, whether expressed or not.

1.12	Benefits of Indenture

Nothing in this Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the Holders and the Trustee, any benefit or any legal or equitable right, remedy or claim under this Indenture.

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1.13	Accounting Terms; Changes in Generally Accepted Accounting Principles

(a)	Each accounting term used in this Indenture, unless otherwise defined herein, has the meaning assigned to it under GAAP applied consistently throughout the relevant period and relevant prior periods.

(b)	If there occurs a material change in GAAP, including as a result of a conversion to or adoption of International Financial Reporting Standards, and such change would require disclosure under GAAP in the financial statements of the Issuer and would cause an amount required to be determined for the purposes of any of the financial calculations or financial terms under this Indenture (each a "Financial Term") to be materially different than the amount that would be determined without giving effects to such change, the Issuer shall notify the Trustee of such change (an "Accounting Change"). Such notice (an "Accounting Change Notice") shall describe the nature of the Accounting Change, its effect on the Issuer's current and immediately prior year's financial statements in accordance with GAAP and state whether the Issuer desires to revise the method of calculating the applicable Financial Term (including the revision of any of the defined terms used in the determination of such Financial Term) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Financial Term will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Financial Term. The Accounting Change Notice shall be delivered to the Trustee within 90 days of the end of the fiscal quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth fiscal quarter or in respect of an entire fiscal year, within 120 days of the end of such period. Promptly after receipt from the Issuer of an Accounting Change Notice the Trustee shall deliver to each Holder a copy of such notice.

(c)	If the Issuer so indicates that it wishes to revise the method of calculating the Financial Term, the Issuer shall in good faith provide to the Trustee the revised method of calculating the Financial Term within 90 days of the Accounting Change Notice and such revised method shall take effect from the date of the Accounting Change Notice. For certainty, if no notice of a desire to revise the method of calculating the Financial Term in respect of an Accounting Change is given by the Issuer within the applicable time period described above, the method of calculating the Financial Term shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to the Financial Term shall be determined after giving effect to such Accounting Change.

Article 2
THE NOTES

2.1	Issue of Notes

The aggregate principal amount of Notes authorized to be issued and certified under this Indenture is unlimited, provided, however, that the Notes may be issued under this Indenture only upon and subject to the conditions and limitations in this Indenture.

2.2	Form of Notes

(a)	The Notes and the Trustee's certificate of authentication shall be substantially in the form of Appendix A hereto. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Note shall be dated the date of its authentication. The Notes shall be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

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(b)	The terms and provisions contained in the Notes shall constitute, and are hereby expressly made, a part of this Indenture and the Issuer and the Trustee, by their execution and delivery of this Indenture, expressly agree to such terms and provisions and to be bound thereby. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling.

(c)	All Notes will be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to this Indenture or the Supplemental Indenture establishing Additional Notes. Not all Notes need to be issued at the same time, and, except to the extent otherwise provided herein, Additional Notes may be issued from time to time, at the option of the Issuer without the consent of any Holder.

(d)	The Notes may be in different denominations and forms and may contain such variations of tenor and effect, not inconsistent with the provisions of this Indenture, as are incidental to such differences of denomination and form, including variations in the provisions for the exchange of Notes of different denominations or forms and in the provisions for the registration or transfer of Notes.

(e)	Additional Notes will bear the same designation and designating letters as those applied to such similar previous issue and will be numbered consecutively upwards in respect of such denominations of Notes in like manner and following the numbers of the Notes of such previous issue.

(f)	All Notes which may at any time be issued under this Indenture and the certificate of the Trustee endorsed on such Notes may be in English or any other language or languages or any combination thereof, and may be in the form or forms provided in any Supplemental Indenture or in such other language or languages and in such form or forms as the Board of Directors determines at the time of issue of any Additional Notes, as approved by the Trustee, the approval of which will be conclusively evidenced by its certification of the Notes.

(g)	If any provision of the Notes in a language other than English is susceptible of an interpretation different from the equivalent provision of the English language, the interpretation of such provision in the English language will be determinative.

(h)	The Notes may be typed, engraved, printed, lithographed or reproduced in a different form, or partly in one form and partly in another, as the Issuer may determine. The execution of any such Notes by the Issuer and the certification by the Trustee of any such Notes will be conclusive evidence that such Notes are Notes authorized by this Indenture.

(i)	All Global Certificates authenticated and delivered by the Trustee shall bear a legend in substantially the following form:

"THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

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Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Perpetual Energy Inc. (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months plus one day from date of the Closing Date]."

2.3	Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of this Indenture be deemed to be the signature of the Person whose signature it purports to be. Notwithstanding that any Person whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the certification and delivery thereof, such Note shall be valid and binding upon the Issuer and entitled to the benefits of this Indenture.

(b)	Subject to the terms and conditions in this Indenture, the Trustee, from time to time upon receipt by the Trustee of a Written Order, will authenticate and make available Notes in the manner specified in the Written Order, without the Trustee receiving any consideration thereof.

(c)	No Notes will be entitled to any right or benefit under this Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of this Indenture or of any Notes or its issuance (except the due certification thereof by the Trustee) or as to the performance by the Issuer of its obligations under this Indenture or the Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under this Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of this Indenture.

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(e)	The Trustee shall initially authenticate one or more Global Certificates for original issue on the Issue Date in an aggregate principal amount of $150,000,000 upon a Written Order of the Issuer signed by an executive officer of the Issuer (an "Authentication Order"). After the Issue Date, subject to Section 6.10, the Issuer may issue, from time to time, and the Trustee shall authenticate upon receipt of an Authentication Order, Additional Notes for original issue, the aggregate principal amount of any particular issue of Additional Notes to be such aggregate principal amount as is specified in such order. Except as provided in Section 6.10, there is no limit on the amount of Additional Notes that may be issued hereunder. Each such Authentication Order shall specify the principal amount of Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.9.

2.4	Registrar and Paying Agent

(a)	The Issuer shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar") and an office or agency where Notes may be surrendered for payment ("Paying Agent"). The Registrar shall keep a register of the Notes and of their transfer and exchange.

(b)	The Issuer may appoint one or more co-Registrars and one or more additional paying agents in such other locations as it shall determine. The term "Registrar" includes any co-Registrar and the term "Paying Agent" includes any additional paying agent. The Issuer may change any Paying Agent or Registrar without notice to any Holder. The Issuer will notify the Trustee in writing of the name and address of any Registrar or Paying Agent which is not a party to this Indenture. If the Issuer fails to appoint or maintain another entity as Registrar or Paying Agent, the Trustee shall act as such. The Issuer or any of its Subsidiaries may act as Paying Agent or Registrar.

(c)	The Issuer initially appoints CDS to act as Depository with respect to the Notes.

(d)	The Issuer initially appoints the Trustee at its corporate office in Calgary, Alberta and its co-agent in Toronto, Ontario to act as the Registrar and Paying Agent with respect to the Notes.

2.5	Paying Agent to Hold Money in Trust

The Issuer shall require each Paying Agent other than the Trustee, to agree in writing that the Paying Agent will, and the Trustee when acting as Paying Agent agrees that it will, hold in trust, for the benefit of the Holders or the Trustee all money held by the Paying Agent for the payment of principal, Applicable Premium, if any, or interest on the Notes and shall notify the Trustee of any default by the Issuer in making any such payment. While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee and to account for any money disbursed by it. The Issuer at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Issuer or a Subsidiary) shall have no further liability for the money. If the Issuer or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Holders all money held by it as Paying Agent. Upon any bankruptcy or reorganization proceedings relating to the Issuer, the Trustee shall serve as Paying Agent for the Notes.

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2.6	Book Entry Only Notes

(a)	Subject to Section 4.2(b), Notes shall be issued as Book Entry Only Notes represented by one or more Global Certificates. Each Global Certificate certified in accordance with this Indenture and any Supplemental Indenture shall be registered in the name of the Depository designated for such Global Certificate or a nominee thereof and delivered to such Depository or a nominee thereof or custodian therefor, and each such Global Certificate shall constitute a single Note for all purposes of this Indenture and all Supplemental Indentures. Beneficial interests in a Global Certificate will not be shown on the register or the records maintained by the Depository but will be represented through book entry accounts of Participants on behalf of the beneficial owners of the Global Certificates in accordance with the rules and procedures of the Depository. None of the Issuer or the Trustee shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interest in any Global Certificates or for maintaining, reviewing or supervising any records relating to such beneficial interests. Except as otherwise provided in this Indenture, owners of beneficial interests in any Global Certificates shall not be entitled to have Notes registered in their names, shall not receive or be entitled to receive definitive Notes and shall not be considered owners or holders thereof under this Indenture or any Supplemental Indenture. Nothing herein or in a Supplemental Indenture shall prevent the beneficial owners in Global Certificates from voting such Notes using duly executed proxies.

(b)	Every Note authenticated and delivered upon registration of transfer of a Global Certificate, or in exchange for or in lieu of a Global Certificate or any portion thereof, shall be authenticated and delivered in the form of, and shall be, a Global Certificate, unless such Note is registered in the name of a Person other than the Depository for such Global Certificates or a nominee thereof.

2.7	Global Certificates

Notes issued to a Depository in the form of Global Certificates shall be subject to the following:

(a)	the Trustee may deal with such Depository as the authorized representative of the Beneficial Holders of such Notes;

(b)	the rights of the Beneficial Holders of such Notes shall be exercised only through such Depository and the rights of Beneficial Holders shall be limited to those established by applicable law and agreements between the Depository and the Participants and between such Participants and Beneficial Holders, and must be exercised through a Participant in accordance with the rules and procedures of the Depository;

(c)	whenever this Indenture requires or permits actions to be taken based upon instructions or directions of Holders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage to the extent that it has received instructions to such effect from Beneficial Holders or Participants;

(d)	such Depository will make book-entry transfers among the direct Participants of such Depository and will receive and transmit distributions of principal, Applicable Premium and interest on the Notes to such direct Participants; and

(e)	the direct Participants of such Depository shall have no rights under this Indenture or under or with respect to any of the Notes held on their behalf by such Depository, and such Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Notes represented by such Global Certificates for all purposes whatsoever.

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Notwithstanding anything to the contrary set out herein, all Global Certificates issued to the Depository may be surrendered to the Trustee for an electronic position on the register of Noteholders to be maintained by the Trustee in accordance with Article 4. All Notes maintained in such electronic position will be valid and binding obligations of the Issuer, entitling the registered holders thereof to the same benefits as those registered holders who hold Global Notes in physical form. This Indenture and the provisions contained herein will apply, mutatis mutandis, to such Global Notes held in such electronic position.

2.8	Interim Notes

Pending the delivery of definitive Notes to the Trustee, the Issuer may issue and the Trustee certify in lieu thereof (but subject to the same provisions, conditions and limitations as set forth in this Indenture) interim printed, mimeographed or typewriter Notes in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Notes when the same are ready for delivery; or the Issuer may execute and the Trustee certify a temporary Note for the whole principal amount of Notes then authorized to be issued hereunder and deliver the same to the Trustee and thereupon the Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Note so delivered to it, as the Issuer and the Trustee may approve entitling the holders thereof to definitive Notes when the same are ready for delivery; and, when so issued and certified, such interim or temporary Notes or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Notes duly issued hereunder and, pending the exchange thereof for definitive Notes, the holders of the interim or temporary Notes or interim certificates shall be deemed without duplication to be Holders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Issuer shall have delivered the definitive Notes to the Trustee, the Trustee shall cancel such temporary Notes, if any, and shall call in for exchange all interim Notes or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Issuer or the Trustee to the holders of such interim or temporary Notes or interim certificates for the exchange thereof. All interest paid upon interim or temporary Notes or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.9	Mutilation, Loss, Theft or Destruction

In case any of the Notes issued hereunder shall become mutilated or be lost, stolen or destroyed, the Issuer, in its discretion, may issue, and thereupon the Trustee shall certify and deliver, a new Note upon surrender and cancellation of the mutilated Note, or in the case of a lost, stolen or destroyed Note, in lieu of and in substitution for the same, and the substituted Note shall be in a form approved by the Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Notes issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Note shall furnish to the Issuer and to the Trustee such evidence of the loss, theft or destruction of the Note as shall be satisfactory to them in their discretion and shall also furnish an indemnity and surety bond satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Note.

2.10	Concerning Interest

(a)	All Notes issued hereunder, whether originally or upon exchange or in substitution for previously issued Notes which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Notes, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date.

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(b)	Subject to accrual of any interest on unpaid interest from time to time, interest on such Note will cease to accrue from the earlier of (i) the Maturity of such Note and (ii) if such Note is called for redemption, the date fixed for redemption; unless, in each case, upon due presentation and surrender of such Note for payment on or after the Maturity or the date fixed for redemption, as the case may be, such payment is improperly withheld or refused.

(c)	If the date for payment of any amount of principal, Applicable Premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and Holders will not be entitled to any further interest on such principal, or to any interest on such interest, Applicable Premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

(d)	Wherever in this Indenture or the Notes there is mention, in any context, of the payment of interest, such mention is deemed to include the payment of interest on amounts in default to the extent that, in such context, such interest is, was or would be payable pursuant to this Indenture or the Notes, and express mention of interest on amounts in default in any of the provisions of this Indenture will not be construed as excluding such interest in those provisions of this Indenture where such express mention is not made.

(e)	Unless otherwise specifically provided in this Indenture, interest shall be computed on the basis of a year of 365 days. Whenever interest is computed on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.11	Notes to Rank Equal in Right of Payment

The Notes will be direct unsecured obligations of the Issuer. Each Note will rank equal in right of payment with each other Note (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, will rank at least equal in right of payment with all other present and future unsecured indebtedness of the Issuer.

2.12	Payments of Amounts Due on Maturity

(a)	The following provisions shall apply to Notes:

(i)	the Issuer will establish and maintain with the Trustee a Maturity Account for the Notes. On or before 11:00 a.m. (Calgary time) on the Business Day before the date of Maturity, the Issuer will deposit in the applicable Maturity Account by wire transfer or certified cheque an amount sufficient to pay the amount payable in respect of such Notes (less any tax required by law to be deducted). The Issuer (either directly or through the Trustee or any agent of the Trustee) will pay to each Holder entitled to receive payment, the principal amount of, and Applicable Premium (if any) on, the Notes, upon surrender of the Notes at any branch of the Trustee designated for such purpose from time to time by the Issuer and the Trustee. The deposit or making available of such amounts to the applicable Maturity Account will satisfy and discharge the liability of the Issuer for the Notes to which the deposit or making available of funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture and such Holder will have no other right than to receive out of the money so deposited or made available the amount to which it is entitled. Failure to make a deposit or make funds available as required to be made pursuant to this Section 2.12(a) will constitute default in payment on the Notes in respect of which the deposit or making available of funds was required to have been made; and

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(ii)	in the case of Global Certificates, on or before 9:00 a.m. (Calgary time) on the Business Day before the date of Maturity, the Issuer will deliver to the Depository by electronic funds transfer an amount sufficient to pay the amount payable in respect of such Global Certificates (less any tax required by law to be deducted). The Issuer will pay to the Depository the principal amount of, and Applicable Premium (if any) on, the Global Certificates, against receipt of the Global Certificate. The delivery of such electronic funds to the Depository will satisfy and discharge the liability of the Issuer for the Notes to which the electronic funds relates to the extent of the amount deposited or made available (plus the amount of any tax deducted as aforesaid) and such Notes will thereafter not be considered as outstanding under this Indenture unless such electronic funds transfer is not received. Failure to make delivery of funds available as required pursuant to this Section 2.12(a)(ii) will constitute default in payment on the Notes in respect of which the delivery or making available of funds was required to have been made.

(b)	Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.12 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable date of Maturity. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.13	U.S. Legend on Notes

(a)	The Notes have not been and will not be registered under the 1933 Act or under any state securities laws. Certificates (including, without limitation, Global Certificates) representing Notes sold pursuant to Rule 144A under the 1933 Act, as well as all Notes issued in exchange for or in substitution of the foregoing securities, shall bear, unless otherwise directed by the Issuer, the following legend (the "U.S. Legend"):

"THE SECURITY EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HOLDS THE SECURITY, FOR THE BENEFIT OF THE ISSUER, THAT (A) THE SECURITY EVIDENCED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION OR EXCLUSION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE."

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provided that, if any Notes or beneficial interests in Notes represented by a Global Certificate are being sold in accordance with Rule 904 of Regulation S, and if the Issuer is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed with respect to the particular Notes or beneficial interests in Notes represented a Global Certificate being sold, by providing a declaration to the Trustee, in such form as the Issuer may prescribe from time to time, together with any other evidence, which may include, without limitation, an opinion of counsel of recognized standing reasonably satisfactory to the Issuer, required by the Issuer or the Trustee, to the effect that the legend is no longer required under the 1933 Act; and

provided further that, if any Notes or beneficial interests in Notes represented by a Global Certificate are being sold under Rule 144 under the 1933 Act, if available, the legend may be removed with respect to the particular Notes or beneficial interests in Notes represented by a Global Certificate being sold, by delivering to the Trustee an opinion of counsel of recognized standing reasonably satisfactory to the Issuer, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws."

(b)	Prior to the issuance of the Notes, the Issuer shall notify the Trustee, in writing, concerning which Notes are to bear the U.S. Legend or, if any Notes are to be represented by a Global Certificate, which beneficial interests in Notes represented by such Global Certificate, if any, are to be represented by a Global Certificate that bears the U.S. Legend. The Trustee will thereafter maintain a list of all Holders from time to time of Legended Notes.

2.14	Payment of Interest

(a)	As interest becomes due on each Note (except on redemption, when interest may at the option of the Issuer be paid upon surrender of such Note), the Issuer, either directly or through the Trustee or any agent of the Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the Holder of such Note appearing on the registers maintained by the Trustee at the close of business on the fifth Business Day (or if the Note ceases to be represented by a Global Certificate, then the tenth Business Day) prior to the applicable Interest Payment Date and addressed to the Holder at the Holder's last address appearing on the register (or in the case of joint Holders, to such address of one of the joint Holders), unless such Holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Trustee must receive confirmation of receipt of funds prior to being able to wire funds to Holders), such payment shall be made in a manner whereby the Holder receives credit for such payment on the date such interest on such Note becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Note, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the Person to whom it is so sent as aforesaid, the Issuer will issue to such Person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Issuer is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Note in the manner provided above, the Issuer may make payment of such interest or make such interest available for payment in any other manner acceptable to the Trustee with the same effect as though payment had been made in the manner provided above. If payment is made through the Trustee, by 11:00 a.m. (Calgary time) at least one Business Day prior to each Interest Payment Date or to the date of mailing the cheques for the interest due on an Interest Payment Date, whichever is earlier, the Issuer shall deliver sufficient funds to the Trustee by electronic transfer or certified cheque or make such other arrangements for the provision of funds as may be agreeable between the Trustee and the Issuer in order to effect such interest payment hereunder.

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(b)	So long as the Notes or any portion thereof are represented by a Global Certificate, then all payments of interest on the Global Certificate shall be made by electronic funds transfer made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of the applicable interests in that Global Certificate, unless the Issuer and the Depository otherwise agree. None of the Issuer, the Trustee or any agent of the Trustee for any Note represented by a Global Certificate will be liable or responsible to any Person for any aspect of the records related to or payments made on account of beneficial interests in any Global Certificate or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

(c)	Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association or any successor thereto) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 2.14(c) unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable with respect to such Interest Payment Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

2.15	Record of Payment

The Trustee will maintain accounts and records evidencing any payment, by it on behalf of the Issuer, of principal, Applicable Premium (if any) and interest in respect of Notes, which accounts and records will constitute, in the absence of manifest error, prima facie evidence of such payment.

2.16	Representation Regarding Third Party Interest

The Issuer hereby represents to the Trustee that any account to be opened by, or interest to held by, the Trustee in connection with this Indenture, for or to the credit of the Issuer, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party in which case the Issuer hereby agrees to complete, execute and deliver forthwith to the Trustee a declaration, in the Trustee's prescribed form or in such other form as may be reasonably satisfactory to it, as to the particulars of such third party.

Article 3
TERMS OF THE NOTES

3.1	Creation and Designation

In accordance with this Indenture, the Issuer is authorized to issue Notes designated "8.75% Senior Unsecured Notes due 2018".

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3.2	Limitation on Aggregate Principal Amount

The aggregate principal amount of the Initial Notes which may be issued under this Indenture will consist of and initially be limited to $150,000,000. The Issuer may, from time to time, without the consent of any existing Holders but subject to Section 6.10, create and issue Additional Notes hereunder having the same terms and conditions as the Notes in all respects, except for the date of issuance, issue price and first payment of interest thereon. Additional Notes so created and issued will be consolidated with and form a single series with the Notes.

3.3	Date of Issue and Maturity

The Initial Notes will be dated March 10, 2011 and Notes will become due and payable, together with all accrued and unpaid interest thereon, on March 15, 2018 (the "Maturity Date").

3.4	Interest

(a)	The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof and bear interest on the unpaid principal amount thereof at the rate of 8.75% per annum from the Issue Date to, but excluding, the Maturity Date payable semi-annually in arrears on each Interest Payment Date. The first Interest Payment Date will be September 15, 2011.

(b)	Interest will be payable in respect of each Interest Period (after, as well as before, the Maturity Date, default and judgment, with overdue interest at the same rate) on each Interest Payment Date in accordance with Section 2.10 and Section 2.14. Interest on the Notes will be computed on the basis of a year of 365 days based on the actual number of days elapsed and will accrue from day to day.

(c)	While the Notes are represented by a Global Certificate, the Record Date will be the close of business five Business Days preceding the relevant Interest Payment Date. If the Notes cease to be represented by a Global Certificate, the Issuer may select a Record Date which will be a date that is at least 10 Business Days preceding an Interest Payment Date.

3.5	Form of Notes

The Notes will be issuable as Global Certificates. The Notes will be substantially in the form set out in Appendix "A" hereto with such changes as may be reasonably required by the Depository and which are not prejudicial to the Holders, and any other changes as may be approved or permitted by the Issuer, with such approval in each case to be conclusively deemed to have been given by the officers of the Issuer executing the same in accordance with Article 2.

3.6	Currency of Payment

The principal of, and interest and Applicable Premium (if any) on, the Notes will be payable in Canadian dollars.

3.7	Additional Amounts

The Issuer will not be required to pay any additional amount on any Notes in respect of any withholding or deduction for any Taxes imposed by any Taxing Authority with respect to the Notes ("Additional Amounts").

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3.8	Trustee, etc.

The Trustee will be the Trustee, authenticating agent, Paying Agent, transfer agent and Registrar for the Notes. The Issuer may change the authenticating agent, Paying Agent, transfer agent and Registrar for the Notes without prior notice to the Holders of the Notes, and the Issuer or any of its Subsidiaries may act as paying agent or Registrar.

Article 4
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

4.1	Register of Certificated Notes

(a)	The Issuer shall cause to be kept by and at the principal office of the Trustee in Calgary, Alberta and by the Trustee or such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as may be specified in the Notes or as the Issuer may designate with the approval of the Trustee, a Register in which shall be entered the names and addresses of the Holders and particulars of the Notes held by them respectively and of all transfers of Notes. Such registration shall be noted on the Notes by the Trustee or other Registrar unless a new Note shall be issued upon such transfer.

(b)	No transfer of a Note shall be valid unless made on such register referred to in Section 4.1(a) by the Holder or such Holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Trustee or other Registrar upon surrender of the Notes together with a duly executed form of transfer acceptable to the Trustee or other Registrar and upon compliance with such other reasonable requirements as the Trustee or other Registrar may prescribe, and unless the name of the transferee shall have been noted on the Note by the Trustee or other Registrar.

4.2	Global Certificates

(a)	With respect to Notes issuable in whole or in part as one or more Global Certificates, the Issuer shall cause to be kept by and at the principal office of the Trustee in Calgary, Alberta and by the Trustee or such other Registrar as the Issuer, with the approval of the Trustee, may appoint at such other place or places, if any, as the Issuer may designate with the approval of the Trustee, a register in which shall be entered the name and address of the Holder of each such Global Certificate (being the Depository, or its nominee, for such Global Certificate) as the Holder thereof and particulars of the Global Certificate held by it, and of all transfers thereof. If any Notes are at any time not represented by a Global Certificate, the provisions of Section 4.1 shall govern with respect to registrations and transfers of such Notes.

(b)	Notwithstanding any other provision of this Indenture, a Global Certificate may not be transferred by the Holder thereof and, accordingly, no definitive Notes shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the Trustee, a Board Resolution of the Issuer, or an Officers' Certificate:

(i)	Global Certificates may be transferred if CDS ceases to be a clearing agent or otherwise ceases to be eligible to be a depository and the Issuer is unable to locate a qualified successor;

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(ii)	Global Certificates may be transferred by a Depository to a nominee of such Depository, or by a nominee of a Depository to such Depository, or to another nominee of such Depository, or by a Depository or its nominee to a successor Depository or its nominee;

(iii)	Global Certificates may be transferred at any time after the Depository for such Global Certificates (i) has notified the Trustee, or the Issuer has notified the Trustee, that it is unwilling or unable to continue as Depository for such Global Certificates, or (ii) ceases to be eligible to be a Depository, provided that at the time of such transfer the Issuer has not appointed a successor Depository for such Global Certificates;

(iv)	Global Certificates may be transferred at any time after the Issuer has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Certificates and has communicated such determination to the Trustee in writing;

(v)	Global Certificates may be transferred at any time after the Trustee has determined that an Event of Default has occurred and is continuing with respect to the Notes issued as a Global Certificate, provided that Beneficial Holders representing, in the aggregate, not less than 50% of the aggregate outstanding principal amount of the Notes advise the Depository in writing, through the Participants, that the continuation of the book-entry only registration system for Notes is no longer in their best interests;

(vi)	Global Certificates may be transferred if the book-entry only registration system ceases to exist; or

(vii)	Global Certificates may be transferred if such transfer is required by applicable law, as determined by the Issuer and Counsel.

(c)	With respect to the Global Certificates, unless and until definitive Notes have been issued to Beneficial Holders pursuant to Section 4.2(b):

(i)	the Issuer and the Trustee may deal with the Depository for all purposes (including paying interest on the Notes) as the sole holder of Notes and the authorized representative of the Beneficial Holders;

(ii)	the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Participants;

(iii)	the Depository will make book-entry transfers among the Participants; and

(iv)	whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Holders evidencing a specified percentage of the outstanding Notes, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Participants, and has delivered such instructions to the Trustee.

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(d)	Whenever a notice or other communication is required to be provided to Holders, unless and until definitive Note(s) have been issued to Beneficial Holders pursuant to this Section 4.2, the Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 4.2(b) with respect to Notes issued hereunder, the Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Notes. Upon surrender by the Depository of the certificate(s) representing the Global Certificates and receipt of new registration instructions from the Depository, the Trustee shall deliver the definitive Notes to the Beneficial Holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Notes will be governed by Section 4.1 and the remaining Sections of this Article 4.

(e)	It is expressly acknowledged that transfer of beneficial ownership in any Book Entry Only Notes represented by a Global Certificate will be affected only (a) with respect to the interests of participants ("Participants"), through records maintained by the Depository or its Nominee for the Global Certificate, and (b) with respect to interests of Persons other than Participants, through records maintained by Participants. Beneficial Holders of Book Entry Only Notes who are not Participants but who desire to purchase, sell or otherwise transfer ownership of or other interest in Book Entry Only Notes represented by a Global Certificate may do so only through a Participant.

(f)	Notwithstanding anything to the contrary contained herein, transfers of Notes, including, without limitation, transfers of beneficial interests in Notes represented by a Global Certificate, shall only be made in accordance with applicable law and the provisions hereof, including, without limitation, the transfer restrictions described in the U.S. Legend contained in Section 2.13 hereof.

4.3	Transferee Entitled to Registration

The transferee of a Note shall be entitled, after the appropriate form of transfer is deposited with the Trustee or other Registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Note free from all equities or rights of set-off or counterclaim between the Issuer and the transferor or any previous Holder of such Note, save in respect of equities of which the Issuer is required to take notice by law.

4.4	No Notice of Trusts

Neither the Issuer nor the Trustee nor any Registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Note, and may transfer the same on the direction of the Person registered as the Holder thereof, whether named as Trustee or otherwise, as though that Person were the beneficial owner thereof.

4.5	Registers Open for Inspection

The registers referred to in Sections 4.1, 4.2 and 4.3 shall, subject to applicable law, at all reasonable times be open for inspection by the Issuer, the Trustee or any Holder. Every Registrar, including the Trustee, shall from time to time when requested so to do by the Issuer or by the Trustee, in writing, furnish the Issuer or the Trustee, as the case may be, with a list of names and addresses of Holders of Notes entered on the register kept by them and showing the principal amount and serial numbers of the Notes held by each such Holder, provided the Trustee shall be entitled to charge a reasonable fee to provide such a list.

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4.6	Exchanges of Notes

(a)	Subject to Section 4.7, Notes in any authorized form or denomination, other than Global Certificates, may be exchanged, upon reasonable notice, for Notes in any other authorized form or denomination, of the same series and date of Maturity, bearing the same interest rate and of the same aggregate principal amount as the Notes so exchanged.

(b)	In respect of exchanges of Notes permitted by Section 4.6(a), Notes may be exchanged only at the principal offices of the Trustee in the City of Calgary, Alberta or in the City of Toronto, Ontario or at such other place or places, if any, as may be specified in the Notes and at such other place or places as may from time to time be designated by the Issuer with the approval of the Trustee. Any Notes tendered for exchange shall be surrendered to the Trustee. The Issuer shall execute and the Trustee shall certify all Notes necessary to carry out exchanges as aforesaid. All Notes surrendered for exchange shall be cancelled.

(c)	Notes issued in exchange for Notes which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect, provided that:

(i)	Notes which have been selected or called for redemption may not be exchanged for Notes of larger denominations; and

(ii)	if a Note that has been selected or called for redemption in part is presented for exchange for Notes of smaller denominations, the Trustee will designate, as it may deem equitable, particular Notes of those issued in exchange, which will be deemed to have been selected or called for redemption, in whole or in part, and the Trustee will note on such Notes a statement to that effect.

4.7	Closing of Registers

(a)	Neither the Issuer nor the Trustee nor any Registrar shall be required to:

(i)	make transfers or exchanges of, any Notes on any Interest Payment Date for such Notes or during the 10 preceding Business Days;

(ii)	make transfers or exchanges of, any Notes on the day of any selection by the Trustee of Notes to be redeemed or during the 10 preceding Business Days; or

(iii)	make exchanges of any Notes which have been selected or called for redemption unless upon due presentation thereof for redemption such Notes are not redeemed.

(b)	Subject to any restriction provided in this Indenture, the Issuer with the approval of the Trustee, may at any time close any register for Notes, other than those kept at the principal office of the Trustee in Calgary, Alberta and its co-agent in Toronto, Ontario and transfer the registration of any Notes registered thereon to another register (which may be an existing register) and thereafter such Notes shall be deemed to be registered on such other register. Notice of such transfer shall be given to the Holders of such Notes.

4.8	Charges for Registration, Transfer and Exchange

For each Note exchanged, registered, transferred or discharged from registration, the Trustee or other Registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Note issued (such amounts to be agreed upon from time to time by the Trustee and the Issuer), and payment of such charges and reimbursement of the Trustee or other Registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Holder hereunder:

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(a)	for any exchange, registration, transfer or discharge from registration of any Note applied for within a period of two months from the date of the first delivery of Notes or, with respect to Additional Notes, within a period of two months from the date of delivery of any such Note;

(b)	for any exchange of any interim or temporary Note or interim certificate that has been issued under Section 2.8 for a definitive Note;

(c)	for any exchange of a Global Certificate as contemplated in Section 4.2; or

(d)	for any exchange of any Note resulting from a partial redemption under Section 5.5.

4.9	Ownership of Notes

(a)	Holder of any Note shall be entitled to the principal, Applicable Premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Issuer and the original or any intermediate Holder thereof (except in respect of equities of which the Issuer is required to take notice by law) and all Persons may act accordingly and the receipt of any such Holder for any such principal, Applicable Premium, if any, or interest shall be a good discharge to the Trustee, any Registrar and to the Issuer for the same and none shall be bound to inquire into the title of any such Holder.

(b)	Where Notes are registered in more than one name, the principal, Applicable Premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all or any of such Holders, failing written instructions from them to the contrary, and the receipt of any one of such Holders therefor shall be a valid discharge, to the Trustee, any Registrar and to the Issuer.

(c)	Unless otherwise required by law, the Person in whose name any Note is registered shall for all purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and Applicable Premium, if any, on such Note and interest thereon shall be made only to or upon the order in writing of such Holder.

(d)	Notwithstanding any other provision of this Indenture, all payments in respect of Notes represented by a Global Certificate shall be made to the Depository or its nominee for subsequent payment by the Depository or its nominee to Beneficial Holders in such Global Certificates.

(e)	None of the Issuer, the Trustee and any Registrar or Paying Agent will be bound to take notice of or see to the performance or observance of any duty owed to a third Person, whether under a trust, express, implied, resulting or constructive, in respect of any Note by the Holder or any Person whom the Issuer or the Trustee treats, as permitted or required by law, as the owner or the registered holder of such Note, and may transfer the same on the direction of the Person so treated or registered as the holder of the Note, whether named as Trustee or otherwise, as though that Person were the Beneficial Holder of the Note.

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Article 5
REDEMPTION AND PURCHASE OF NOTES

5.1	Redemption of Notes

Notes may be redeemable before the Maturity Date, in whole at any time or in part from time to time, at the option of the Issuer and in accordance with and subject to the provisions set out in this Indenture, including those relating to the payment of any required redemption price ("Redemption Price").

5.2	Optional Redemption

(a)	At any time prior to March 15, 2015, the Issuer may on any one or more occasions redeem up to an aggregate of 35% of the aggregate principal amount of Notes (including any Additional Notes) originally issued prior to the Redemption Date, upon not less than 30 nor more than 60 days' notice, at a Redemption Price of 108.75% of the principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, with the net cash proceeds of one or more Equity Offerings; provided that:

(i)	at least 65% of the aggregate principal amount of Notes (including any Additional Notes) originally issued under this Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Issuer and its Subsidiaries); and

(ii)	each such redemption occurs within 180 days of the date of the closing of the related Equity Offering.

(b)	At any time on or prior to March 15, 2015, the Issuer may on any one or more occasions redeem all or a part of the Notes, upon not less than 30 nor more than 60 days' notice, at a Redemption Price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption.

(c)	Except pursuant to the preceding paragraphs, the Notes will not be redeemable at the Issuer's option prior to March 15, 2015.

(d)	On and after March 15, 2015, the Issuer may, on any one or more occasions, redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the Redemption Prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable Redemption Date, if redeemed during the twelve-month period beginning on March 15 of the years indicated below:

Year	Percentage
2015	104.3750%
2016	102.1875%
2017 and thereafter	100.0000%

(e)	Unless otherwise specifically provided in this Section 5.2, the terms of Article 5 shall apply to the redemption of any Notes and in the event of any inconsistency, the terms of this Section 5.2 shall prevail.

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5.3	Mandatory Redemption

The Issuer is not required to make mandatory redemption or sinking fund payments with respect to the Notes; however, the Issuer may be required to offer to purchase the Notes pursuant to Sections 6.14 and 6.15. The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

5.4	Places of Payment

The Redemption Price will be payable upon presentation and surrender of Notes called for redemption at any of the places where the principal of such Notes is expressed to be payable and at any other places specified in the notice of redemption.

5.5	Partial Redemption

(a)	If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption as follows:

(i)	the Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the Notes are listed; or

(ii)	if the Notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the Trustee deems fair and appropriate.

(b)	Notes or portions of Notes the Trustee selects for redemption shall be in minimum amounts of $1,000 or a multiple of $1,000 in excess thereof. Redemption Notices will be mailed by first class mail at least 30 but not more than 60 days before the Redemption Date to each Holder of Notes to be redeemed at its registered address, except that optional Redemption Notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture. Redemption Notices, including without limitation, upon an Equity Offering, may, at the Issuer's discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

(c)	If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount of that Note that is to be redeemed. In the event that one or more of such Notes becomes subject to redemption in part only, upon surrender of any such Notes for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Issuer shall execute and the Trustee shall certify and deliver without charge to the Holder thereof or upon the Holder's order one or more new Notes for the unredeemed part of the principal amount of the Note or Notes so surrendered or, with respect to a Global Certificate, the Trustee shall make notations on the Global Certificate of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Note" or "Notes" as used in this Article 5 shall be deemed to mean or include any part of the principal amount of any Note which in accordance with the foregoing provisions has become subject to redemption.

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5.6	Notice of Redemption

Notice of redemption (the "Redemption Notice") of Notes shall be given to the Holders of the Notes so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 13.2. Every such Redemption Notice shall specify the aggregate principal amount of Notes called for redemption, the redemption date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Notes called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Notes are to be redeemed, the Redemption Notice shall specify:

(a)	the distinguishing letters and numbers of the Notes which are to be redeemed (or of such thereof as are registered in the name of such Holder);

(b)	in the case of a published notice, the distinguishing letters and numbers of the Notes which are to be redeemed or, if such Notes are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Notes so selected;

(c)	in the case of Book Entry Only Notes, that the redemption will take place in such manner as may be agreed upon by the Depository, the Trustee and the Issuer; and

(d)	in all cases, the principal amounts of such Notes or, if any such Note is to be redeemed in part only, the principal amount of such part.

Publication of the Redemption Notice shall not be required.

5.7	Notes Due on Redemption Dates

Upon a Redemption Notice having been given as provided in Section 5.6, all the Notes so called for redemption or the principal amount to be redeemed of the Notes called for redemption, as the case may be, shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of Maturity specified in such Notes, anything therein or herein to the contrary notwithstanding. From and after such Redemption Date, if the monies necessary to redeem such Notes shall have been deposited as provided in Section 5.8 and affidavits or other proof satisfactory to the Trustee as to the publication and/or mailing of such Redemption Notice shall have been lodged with it, interest upon the Notes shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

5.8	Deposit of Redemption Monies

(a)	Upon Notes being called for redemption, the Issuer will deposit with the Trustee or any Paying Agent to the order of the Trustee, on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Redemption Date specified in such Redemption Notice, such sums of money as may be sufficient to pay the Redemption Price of the Notes so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, less any tax required by law to be deducted. The Issuer shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee shall pay or cause to be paid, or issue or cause to be issued, to the Holders of such Notes so called for redemption, upon surrender of such Notes, the principal, Applicable Premium (if any) and interest (if any) to which they are respectively entitled on redemption.

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(b)	Payment of funds to the Trustee upon redemption of the Notes shall be made by electronic transfer or certified cheque or pursuant to such other arrangements for the provision of funds as may be agreeable between the Issuer and the Trustee in order to effect such payment hereunder. Notwithstanding the foregoing, (i) all payments in excess of $25 million (or such other amount as determined from time to time by the Canadian Payments Association) shall be made by the use of the LVTS; and (ii) in the event that payment must be made to the Depository, the Issuer shall remit payment to the Trustee by LVTS. The Trustee shall have no obligation to disburse funds pursuant to this Section 5.8 unless it has received written confirmation satisfactory to it that the funds have been deposited with it in sufficient amount to pay in full all amounts due and payable on the applicable Redemption Date. The Trustee shall, if it accepts any funds received by it in the form of uncertified cheques, be entitled to delay the time for release of such funds until such uncertified cheques shall be determined to have cleared the financial institution upon which the same are drawn.

5.9	Failure to Surrender Notes Called for Redemption

In case the Holder of any Note so called for redemption shall fail on or before the Redemption Date so to surrender such Holder's Note, or shall not within such time accept payment of the redemption monies payable, or give such receipt therefor, if any, as the Trustee may require, such redemption monies may be set aside in trust, without interest, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and, to that extent, the Note shall thereafter not be considered as outstanding hereunder and the Holder shall have no other right except to receive payment out of the monies so paid and deposited, upon surrender and delivery up of such Holder's Note of the Redemption Price, as the case may be, of such Note, plus any accrued but unpaid interest thereon to but excluding the Redemption Date. In the event that any money required to be deposited hereunder with the Trustee or any Depository or Paying Agent on account of principal, Applicable Premium, if any, or interest, if any, on Notes issued hereunder shall remain so deposited for a period of five years from the Redemption Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such Depository or Paying Agent to the Issuer on its demand, and thereupon the Trustee shall not be responsible to Holders for any amounts owing to them and subject to applicable law, thereafter the Holder of a Note in respect of which such money was so repaid to the Issuer shall have no rights in respect thereof except to obtain payment of the money due from the Issuer, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Trustee will pay any remaining funds prior to the expiry of five years after the Redemption Date to the Issuer upon receipt from the Issuer, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Issuer prior to the expiry of five years after the Redemption Date, and such funds or any portion thereof are claimed after the date of such payment of the remaining funds to the Issuer but prior to five years after the redemption, then the Trustee shall immediately provide to the Issuer written notice of such claim and the Issuer shall promptly deposit with the Trustee funds in the amount necessary to satisfy such claim.

5.10	Cancellation of Notes Redeemed

Subject to the provisions of Sections 5.4 and 5.11 as to Notes redeemed or purchased in part, all Notes redeemed and paid under this Article 5 shall forthwith be delivered to the Trustee and cancelled and no Notes shall be issued in substitution for those redeemed.

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5.11	Purchase of Notes for Cancellation

(a)	Provided no Event of Default has occurred and is continuing, the Issuer and its Subsidiaries may, at any time and from time to time, purchase Notes in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Notes so purchased may, at the option of the Issuer, be delivered to the Trustee and cancelled and no Notes shall be issued in substitution therefor.

(b)	If, upon an invitation for tenders, more Notes are tendered at the same lowest price that the Issuer is prepared to accept, the Notes to be purchased by the Issuer shall be selected by the Trustee on a pro rata basis or in such other manner as the Issuer directs in writing and as consented to by the exchange, if any, on which the Notes are then listed which the Trustee considers appropriate, from the Notes tendered by each tendering Holder who tendered at such lowest price. For this purpose the Trustee may make, and from time to time amend, regulations with respect to the manner in which Notes may be so selected, and regulations so made shall be valid and binding upon all Holders, notwithstanding the fact that as a result thereof one or more of such Notes become subject to purchase in part only. The Holder of a Note of which a part only is purchased, upon surrender of such Note for payment, shall be entitled to receive, without expense to such Holder, one or more new Notes for the unpurchased part so surrendered, and the Trustee shall certify and deliver such new Note or Notes upon receipt of the Note so surrendered or, with respect to a Global Certificate, the Depository shall make notations on the Global Certificate of the principal amount thereof so purchased.

Article 6
COVENANTS OF THE ISSUER

As long as any Notes remain outstanding, the Issuer hereby covenants and agrees with the Trustee for the benefit of the Trustee and the Holders as follows:

6.1	Payment of Principal, Applicable Premium, and Interest

(a)	The Issuer covenants and agrees for the benefit of the Holders that it will duly and punctually pay the principal of, Applicable Premium, if any, and interest on the Notes in accordance with the terms of the Notes and this Indenture. Principal, Applicable Premium and interest shall be considered paid on the date due if on such date the Trustee holds in accordance with this Indenture money sufficient to pay all principal, Applicable Premium and interest then due and the Trustee is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture.

(b)	The Issuer will pay interest on overdue principal and Applicable Premium, if any, at the then-applicable interest rate on the Notes to the extent lawful, and it will pay interest on overdue instalments of interest at the same rate to the extent lawful.

6.2	Existence

Subject to Article 10, the Issuer will do or cause to be done all things necessary to preserve and keep in full force and effect the corporate, partnership or other legal existence, as applicable, and the corporate, partnership or other legal power, as applicable, of the Issuer and each Restricted Subsidiary; provided that the Issuer will not be required to preserve any such corporate, partnership or other legal existence and corporate, partnership or other legal power if the Board of Directors of the Issuer determines that the preservation thereof is no longer desirable in the conduct of the business of the Issuer, and the Restricted Subsidiaries taken as a whole and that the loss thereof is not disadvantageous in any material respect to the Holders.

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6.3	Payment of Taxes and Other Claims

The Issuer will, and will cause each of the Restricted Subsidiaries to, file all tax returns required to be filed in any jurisdiction and to pay and discharge all taxes shown to be due and payable on such returns and all other taxes, assessments, governmental charges, or levies imposed on them or any of their properties, assets, income or franchises, to the extent such taxes and assessments have become due and payable and before they have become delinquent and all claims for which sums have become due and payable that have or might become a Lien on properties or assets of the Issuer or any Restricted Subsidiary; provided that neither the Issuer nor any Restricted Subsidiary need pay any such tax or assessment or claims if (a) the amount, applicability or validity thereof is contested by the Issuer or such Restricted Subsidiary on a timely basis in good faith and in appropriate proceedings, and the Issuer or a Restricted Subsidiary has established adequate reserves therefor in accordance with GAAP on the books of the Issuer or such Restricted Subsidiary or (b) the non-payment of all such taxes and assessments in the aggregate could not reasonably be expected to have a material adverse effect.

6.4	Insurance

The Issuer will at all times keep all of the Issuer's and each Restricted Subsidiary's properties which are of an insurable nature insured with insurers, believed by the Issuer to be responsible, against loss or damage to the extent that property of similar character is usually so insured by Persons similarly situated and owning like properties and conducting like business as the Issuer or such Restricted Subsidiary, as applicable.

6.5	Statement by Officers

(a)	The Issuer will deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer, and the Restricted Subsidiaries with all conditions and covenants in this Indenture. For purposes of this Section 6.5(a), such compliance shall be determined without regard to any period of grace or requirement of notice in this Indenture.

(b)	When any Default has occurred and is continuing under this Indenture, or if the Trustee or any Holder gives any notice to the Issuer with respect to a claimed Default, the Issuer will deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers' Certificate, specifying such event, notice or other action within 10 Business Days thereafter.

6.6	Provision of Reports and Financial Statements

The Issuer will provide the Trustee, and the Trustee shall deliver to the Holders, a copy of all Financial Statements at the same time as they are required to be filed under Applicable Securities Legislation. Any such obligation to provide such Financial Statements shall continue in the event that the Issuer ceases to be a "reporting issuer" (or its equivalent) as if it had continued to be a "reporting issuer" (or its equivalent), provided that notwithstanding the foregoing, all Financial Statements will be deemed to have been provided to the Trustee and the Holders once filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

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6.7	Designation of Restricted and Unrestricted Subsidiaries

(a)	The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary, provided that:

(i)	immediately after and giving effect to such designation, no Default or Event of Default shall have occurred and be continuing;

(ii)	at the time of the designation, the Issuer and its Restricted Subsidiaries could make a Restricted Payment in an amount equal to the Fair Market Value of the Subsidiary so designated in compliance with Section 6.9;

(iii)	at the time of such designation, such Subsidiary has no Indebtedness other than Non-Recourse Debt;

(iv)	such Subsidiary is not party to any agreement, contract, arrangement or understanding with the Issuer or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are not materially less favourable in the aggregate to the Issuer or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Issuer; and

(v)	such Subsidiary is a Person with respect to which neither the Issuer nor any of its Restricted Subsidiaries has any direct or indirect obligation (A) to subscribe for additional Equity Interests or (B) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results.

(b)	Any designation of a Subsidiary of the Issuer as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a Board Resolution of the Issuer giving effect to such designation and an Officers' Certificate certifying that such designation complied with the preceding conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 6.10, the Issuer will be in default of such Section.

(c)	The Board of Directors of the Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary, provided that:

(i)	immediately after and giving effect to such designation, no Default or Event of Default shall have occurred and be continuing;

(ii)	such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if such Indebtedness is permitted under Section 6.10, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(iii)	the aggregate Fair Market Value of all outstanding Investments owned by the Unrestricted Subsidiary so designated will be deemed to be an Investment made as of the time of the designation and any such designation will only be permitted if the Investment would be permitted at that time in compliance with Section 6.9;

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(iv)	all Liens upon property and assets of such Unrestricted Subsidiary existing at the time of such designation would be permitted under Section 6.8; and

(v)	if required pursuant to Section 14.1, such Unrestricted Subsidiary becomes a Guarantor pursuant to such Section within 10 Business Days of the date on which it is so designated.

(d)	The Board of Directors of the Issuer may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Issuer and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of the designation. Any such designation shall be permitted only if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(e)	The Board of Directors of the Issuer may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not cause a Default; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if:

(i)	such Indebtedness is permitted under the Fixed Charge Coverage Ratio test in Section 6.10(a), calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period;

(ii)	no Default or Event of Default would be in existence following such designation; and

(iii)	if required pursuant to Section 14.1, such Unrestricted Subsidiary becomes a Guarantor pursuant to Section 14.1 within 10 Business Days of the date on which it is so designated.

6.8	Limitation on Liens

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (other than Permitted Liens) securing Indebtedness or trade payables upon or with respect to any of their property or assets, now owned or hereafter acquired, unless all payments due under this Indenture and the Notes are secured on an equal and rateable basis with (or prior to) the obligations so secured until such time as such obligations are no longer secured by a Lien.

6.9	Restricted Payments

(a)	Subject to paragraph (b), the Issuer will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(i)	declare or pay any dividend or make any other payment or distribution on account of the Issuer's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment on account of such Equity Interests in connection with any merger or consolidation involving the Issuer or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Issuer's or any of its Restricted Subsidiaries' Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Issuer or any Restricted Subsidiary of the Issuer);

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(ii)	purchase, retract, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving the Issuer), in whole or in part, any Equity Interests of the Issuer (other than any such Equity Interests owned by the Issuer or a Restricted Subsidiary);

(iii)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except for (A) a payment of interest at the Stated Maturity thereof or of principal not earlier than one year prior to the Stated Maturity thereof and (B) any such Indebtedness owed to the Issuer or a Restricted Subsidiary; or

(iv)	make any Restricted Investment;

(all such payments and other actions set forth in these clauses (i) through (iv) above being collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

(i)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(ii)	the Issuer would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 6.10(a); and

(iii)	provided the ratio of Consolidated Debt to Consolidated Cash Flow from Operations does not exceed 3.0 to 1.0 and such Restricted Payment, together with the aggregate amount of (x) all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date pursuant to this paragraph and (y) all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date to the Issuer's stockholders or holders of Subordinated Indebtedness which are permitted by paragraphs (i), (vii), (viii), (x) or (xiv) of Section 6.9(b), is less than the sum, without duplication, of:

(A)	50% of the Consolidated Cash Flow from Operations of the Issuer for the period (taken as one accounting period) from the beginning of the fiscal quarter commencing on January 1, 2011 and ending at the end of the Issuer's most recently ended fiscal quarter for which financial statements are publicly available at the time of such Restricted Payment (or, if such Consolidated Cash Flow from Operations for such period is a loss, less 100% of such loss), plus

(B)	100% of the aggregate net cash proceeds and 100% of the Fair Market Value of securities or property other than cash received by the Issuer since January 1, 2011 as a contribution to its common equity capital or from the issue or sale of Equity Interests of the Issuer (other than Disqualified Stock and other than sales of Equity Interests to a Restricted Subsidiary) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable Notes of the Issuer that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or Notes) sold to a Subsidiary of the Issuer and provided that such convertible debt was issued for cash proceeds after January 1, 2011) plus the aggregate Net Cash Proceeds received by the Issuer at the time of such conversion or exchange, plus

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(C)	the net reduction in any Restricted Investment that was made after the Issue Date resulting from repurchases, repayments or redemptions, proceeds realized upon the sale, liquidation, repurchase, redemption or repayment and proceeds representing the return of capital (except, in each case, to the extent that any such payments or proceeds are included in the calculation of Consolidated Net Income), not to exceed the original aggregate amount of such Restricted Investment, plus

(D)	upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of the Issuer's proportionate interest in such Subsidiary immediately following such redesignation, plus

(E)	100% of any dividends or distributions received in cash by the Issuer or a Restricted Subsidiary from an Unrestricted Subsidiary after the Issue Date (to the extent not already included in Consolidated Net Income of Perpetual for the application period).

(b)	The provisions of Section 6.9(a) will not prohibit:

(i)	the payment by the Issuer or any Restricted Subsidiary of any dividend or the consummation of any redemption of any Subordinated Indebtedness within 60 days after the date of the declaration of the dividend or giving of the notice of redemption, as the case may be, if at the date of declaration or notice the dividend payment or redemption of such Subordinated Indebtedness would have complied with the provisions of this Indenture (and such payment shall be deemed to be paid on the date of payment for purposes of any calculation required by this paragraph 6.9(b)(i);

(ii)	the redemption, purchase, repurchase, retirement, defeasance or other acquisition of any Subordinated Indebtedness of the Issuer or any Guarantor or of any Equity Interests of the Issuer in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of the Issuer) of, Equity Interests of the Issuer (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, repurchase, retirement, defeasance or other acquisition will be excluded from Section 6.9(a)(iii)(B);

(iii)	the defeasance, redemption, repurchase, retirement or other acquisition of Subordinated Indebtedness of the Issuer or any Guarantor with the net cash proceeds from an incurrence of, or in exchange for, any Permitted Refinancing Indebtedness;

(iv)	the payment of any dividend or other distribution by a Restricted Subsidiary to the Issuer or another Restricted Subsidiary or, if such Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, to the holders of its Equity Interests (other than Disqualified Stock) on a pro rata basis;

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(v)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by any member of the Issuer's, or any of its Restricted Subsidiaries', management, directors or employees pursuant to any management equity subscription agreement, stock option agreement or similar agreement or upon the death, disability or termination of employment of such directors, officers or employees; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $2.5 million in any calendar year (with up to an additional $2.5 million of unused amounts from any calendar year available to be used in the following calendar year only); provided further, that such amount in any calendar year may be increased by an amount not to exceed the sum of:

(A)	the cash proceeds received by the Issuer and its Restricted Subsidiaries from the sale of Capital Stock of the Issuer to members of management or directors of the Issuer or any of its Restricted Subsidiaries that occurs after the Issue Date (to the extent the cash proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments by virtue of Section 6.9(a)(iii)(B), plus

(B)	the cash proceeds of key man life insurance policies received by the Issuer and its Restricted Subsidiaries after the Issue Date; provided further, however, that the proceeds received from any such sale will be excluded from Section 6.9(a)(iii)(B);

(vi)	the purchase, repurchase, redemption or other acquisition or retirement for value of Equity Interests deemed to occur upon the exercise or exchange of stock options, warrants or other convertible securities if the Equity Interests represent a portion of the exercise or exchange price thereof and repurchases or other acquisitions or retirement for value of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to an employee to pay for the taxes payable by such employee either upon such grant or award or in connection with any such exercise or exchange of stock options, warrants or other convertible securities;

(vii)	the payment of dividends on Disqualified Stock issued after the Issue Date pursuant to the terms thereof as in effect on the date of issuance; provided that such Disqualified Stock was issued in accordance with Section 6.10;

(viii)	the purchase, redemption, acquisition, cancellation or other retirement for nominal value per right of any rights granted to all the holders of common stock of the Issuer pursuant to any shareholders' rights plan adopted for the purpose of protecting stockholders from unfair takeover tactics;

(ix)	payments by the Issuer or any Restricted Subsidiary in respect of Indebtedness of the Issuer or any Restricted Subsidiary owed to the Issuer or another Restricted Subsidiary;

(x)	the payment, purchase, repurchase, redemption, defeasance, acquisition or other retirement for value of Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (A) in the event of a Change of Control at a purchase or redemption price no greater than 101% of the principal amount of such Subordinated Indebtedness, plus any accrued but unpaid interest thereon, or (B) in the event of an Asset Sale at a purchase or redemption price no greater than 100% of the principal amount of such Subordinated Indebtedness plus any accrued but unpaid interest thereon, in each case, in accordance with Sections 6.14 and 6.15 as applicable; provided, however, that, prior to or simultaneously with such payment, purchase, repurchase, redemption, defeasance, acquisition or retirement, the Issuer has made the Change of Control Offer or Asset Sale Offer, if required, with respect to the Notes and has repurchased all Notes validly tendered for payment and not withdrawn in connection with such Change of Control Offer or Asset Sale Offer;

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(xi)	the repurchase, redemption or other acquisition or retirement for value of Equity Interests of the Issuer or any Restricted Subsidiary of the Issuer held by the estate of any Person who had a "key man" life insurance policy maintained by the Issuer or any Restricted Subsidiary out of the proceeds received by the Issuer or such Restricted Subsidiary under such policy;

(xii)	cash payments in lieu of the issuance by the Issuer of fractional shares in connection with stock dividends, splits or business combinations or the exercise of warrants, options or other securities convertible or exchangeable for Equity Interests that are not derivative securities;

(xiii)	payments to dissenting stockholders (A) pursuant to applicable law or (B) in connection with the settlement or other satisfaction of legal claims made pursuant to or in connection with a consolidation, merger or transfer of assets in connection with a transaction that is not prohibited by this Indenture;

(xiv)	the sale or transfer (whether or not in the ordinary course of business) of direct or indirect interests in oil and natural gas properties or other real property (including the sale or transfer of interests held indirectly by way of equity interests of an Unrestricted Subsidiary) which do not have any proved reserves associated with them and such other real property is not, directly or indirectly, utilized in conjunction with the production of proved reserved, provided that at the time of such sale or transfer (A) such oil and natural gas properties do not have associated with them any proved reserves and such other real property is not, directly or indirectly, utilized in conjunction with the production of proved reserves, and (B) in the case of a sale or transfer of some but not all of the equity interests of an Unrestricted Subsidiary (such as where the Unrestricted Subsidiary will be a joint venture with a third party), the remaining equity interests of the Unrestricted Subsidiary are directly or indirectly held by the Issuer or a Restricted Subsidiary;

(xv)	Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this paragraph (xv), do not exceed the greater of (A) $50 million and (B) 5% of Adjusted Consolidated Net Tangible Assets; and

(xvi)	the redemption, retirement or repayment for value, prior to, or as at, their stated maturity, of the Company's 6.50% Convertible Debentures,

provided, however, that at the time of, and after giving effect to, clauses (i), (ii), (iii), (v), (vii), (x), (xiii) and (xv), no Default or Event of Default shall have occurred and be continuing or would be caused thereby.

(c)	The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by Issuer or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

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(d)	For purposes of determining compliance with this Section 6.9, if a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in paragraphs (i) through (xv) of Section 6.9(b), the Issuer, in its sole discretion, may divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this Section 6.9.

6.10	Incurrence of Indebtedness and Issuance of Disqualified Stock

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (in any such case, "incur") any Indebtedness, and the Issuer will not, and will not permit any of its Restricted Subsidiaries to, issue any Disqualified Stock; provided, however, that the Issuer and any of its Restricted Subsidiaries may incur Indebtedness or issue Disqualified Stock immediately after and giving effect thereto (A) if the Fixed Charge Coverage Ratio for the Issuer's most recently ended four full fiscal quarters for which financial statements are publicly available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.25 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period and (B) no Default or Event of Default shall have occurred and be continuing.

(b)	Section 6.10(a) will not prohibit the incurrence of any of the following items of Indebtedness or the issuance of any Disqualified Stock described in paragraph (ix) below (collectively, "Permitted Debt"):

(i)	the incurrence by the Issuer and its Restricted Subsidiaries of Indebtedness, letters of guarantee, tender cheques and letters of credit under Credit Facilities and the Guarantees thereof; provided that the aggregate principal amount of all Indebtedness of the Issuer and its Restricted Subsidiaries at any one time outstanding under this clause (1) (with letters of guarantee, tender cheques and letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Issuer and its Restricted Subsidiaries thereunder) not to exceed the greater of (A) $300 million, (B) the Borrowing Base and (C) 35% of Adjusted Consolidated Net Tangible Assets, and in the case of (B) and (C) above, determined as of the date on which such additional Indebtedness is incurred, and after giving effect to the incurrence of such Indebtedness (and including any assets acquired with such Indebtedness);

(ii)	Existing Indebtedness;

(iii)	the incurrence by the Issuer and the Guarantors of Indebtedness represented by the Notes to be issued on the Issue Date;

(iv)	the incurrence by the Issuer or any Guarantor of Indebtedness and Obligations represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation, development or improvement of property, plant or equipment, including Facilities, used in the business of the Issuer or such Guarantor, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this paragraph (iv), not to exceed $25 million;

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(v)	the incurrence by the Issuer or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, renew, defease, discharge or replace any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 6.10(a) or paragraphs (ii), (iii) (with respect to the Notes only) or (v) of this Section 6.10(b);

(vi)	the incurrence by the Issuer or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Issuer and any of its Restricted Subsidiaries; provided, however, that

(A)	any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Issuer or a Restricted Subsidiary of the Issuer; and

(B)	any sale or other transfer of any such Indebtedness to a Person that is not either the Issuer or a Restricted Subsidiary of the Issuer;

will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Issuer or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii)	the incurrence by the Issuer or any Guarantor of Hedging Obligations, provided that such Hedging Obligations were incurred in the ordinary course of business and not for speculative purposes;

(viii)	the Guarantee by the Issuer or any Guarantor of Indebtedness of the Issuer or a Restricted Subsidiary of the Issuer that was permitted to be incurred by another provision of this covenant or required to be incurred by this Indenture;

(ix)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of the Issuer as accrued;

(x)	one or more standby letters of credit, Guarantees, completion bonds, performance bonds, bid bonds, appeal bonds or surety bonds or other reimbursement obligations, in each case, issued in the ordinary course of business and not in connection with the borrowing of money or the obtaining of an advance or credit (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in the Oil and Gas Business, and other than the extension of credit represented by such letter of credit, Guarantee or completion, performance, bid, appeal or surety bond itself);

(xi)	the incurrence by the Issuer or any Guarantor of Non-Recourse Purchase Money Debt;

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(xii)	the incurrence by the Issuer or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this paragraph (xii), not to exceed the greater of (A) $25 million and (B) 2.5% of Adjusted Consolidated Net Tangible Assets, determined as of the date of incurrence of such Indebtedness and after giving effect to such incurrence (including any assets acquired with such Indebtedness);

(xiii)	Indebtedness of the Issuer, any Restricted Subsidiary or any Guarantor arising from the honouring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business;

(xiv)	Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(xv)	Indebtedness of the Issuer or any Restricted Subsidiary (including letters of credit), for the account of the Issuer or any such Restricted Subsidiary incurred in order to provide security for environmental reclamation obligations to governmental agencies, bankers' acceptances, workers' compensation claims, payment obligations in connection with self-insurance or similar statutory and other requirements in the ordinary course of business;

(xvi)	Permitted Acquisition Indebtedness;

(xvii)	customary indemnification, adjustment of purchase price or similar obligations, including title insurance, of the Issuer or any Restricted Subsidiary, in each case, incurred in connection with the acquisition or disposition of any assets of the Issuer or any such Restricted Subsidiary (other than Guarantees incurred by any Person acquiring all or any portion of such assets for the purpose of financing such acquisition); and

(xviii)	a Guarantee by the Issuer or any Restricted Subsidiary in favour of lenders to an Unrestricted Subsidiary provided recourse on such Guarantee is limited to the pledge of Equity Interests in such Unrestricted Subsidiary.

(c)	For purposes of determining compliance with this Section 6.10.

(i)	in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in paragraphs (i) through (xviii) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer will be permitted to divide and classify (or later redivide, classify or reclassify) such item of Indebtedness in whole or in part in any manner that complies with this Section 6.10, including by allocation to more than one other type of Indebtedness;

(ii)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which are otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(iii)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP; and

(iv)	Indebtedness of any Person existing at the time such Person becomes a Restricted Subsidiary shall be deemed to have been incurred by the Issuer and the Restricted Subsidiary at the time such Person becomes a Restricted Subsidiary.

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(d)	For purposes of determining compliance with any Canadian dollar-denominated restriction on the incurrence of Indebtedness, the Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Canadian dollar-dominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-dominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this Section 6.10, the maximum amount of Indebtedness that the Issuer may incur pursuant to this Section 6.10 shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Permitted Refinancing Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

(e)	Neither the Issuer nor any Guarantor will incur any additional Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of such Person unless such additional Indebtedness is also contractually subordinated in right of payment to the Notes or the applicable Subsidiary Guarantee, as the case may be, on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness solely by virtue of being unsecured.

6.11	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)	Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(i)	pay dividends or make any other distributions on its Capital Stock to the Issuer or any of its Restricted Subsidiaries or pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries; provided that the priority of any preferred stock over common stock in receiving dividends or liquidating distributions shall not be deemed a restriction on the ability to make distributions on Capital Stock;

(ii)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(iii)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries.

(b)	The provisions of Section 6.11(a) will not apply to encumbrances or restrictions existing under or by reason of:

(i)	agreements governing Existing Indebtedness or Credit Facilities as in effect or which come into effect on the Issue Date and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of those agreements, provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are not materially less favourable to Holders;

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(ii)	this Indenture, the Notes and the Subsidiary Guarantees;

(iii)	applicable law, rule, regulation, order, approval, license, permit or similar restriction;

(iv)	any instrument governing Indebtedness or Capital Stock of a Person acquired by the Issuer or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(v)	customary non-assignment provisions in contracts and leases entered into in the ordinary course of business;

(vi)	purchase money obligations or other similar mortgage financings, in each case, for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in Section 6.11(a)(iii);

(vii)	any agreement (A) for the sale or other disposition of Capital Stock or assets of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition, or (B) for the sale of a particular asset or line of business of a Restricted Subsidiary that imposes restrictions on property subject to an agreement of the nature described in Section 6.11(a)(iii);

(viii)	Permitted Refinancing Indebtedness, including any encumbrances or restrictions imposed by any amendments or refinancings of the contracts, instruments and obligations referred to in this covenant, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially less favourable to Holders;

(ix)	agreements existing on the Issue Date;

(x)	Permitted Liens that limit the right of the debtor to dispose of the assets subject to such Liens;

(xi)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, partnership agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business;

(xii)	restrictions on cash, Cash Equivalents or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(xiii)	encumbrances and restrictions contained in contracts entered into in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of, or from the ability of the Issuer and any of its Restricted Subsidiaries to realize the value of, property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or any Restricted Subsidiary; and

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(xiv)	any encumbrance or restriction with respect to an Unrestricted Subsidiary pursuant to or by reason of an agreement that the Unrestricted Subsidiary is a party to entered into before the date on which such Unrestricted Subsidiary became a Restricted Subsidiary; provided that such agreement was not entered into in anticipation of the Unrestricted Subsidiary becoming a Restricted Subsidiary and any such encumbrance or restriction shall not extend to any assets or property of the Issuer or any other Restricted Subsidiary other than the assets and property so acquired.

6.12	Transactions with Affiliates

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an "Affiliate Transaction"), involving aggregate consideration in excess of $1 million for any Affiliate Transactions or series of related Affiliate Transactions unless the Affiliate Transaction is on terms that are no less favourable to the Issuer or the relevant Restricted Subsidiary than those that could have reasonably been expected to have been obtained in a comparable transaction at such time by the Issuer or such Restricted Subsidiary in an arm's-length dealing with a Person who is not an Affiliate.

(b)	The following items will be deemed not to be Affiliate Transactions and, therefore, will not be subject to the provisions of Section 6.12(a):

(i)	any employment agreement or other employee compensation plan or arrangement existing on the Issue Date or thereafter entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Issuer or such Restricted Subsidiary or approved by a majority of the disinterested members of the Board of Directors of the Issuer (or a committee comprised solely of disinterested directors);

(ii)	transactions between or among the Issuer and/or its Restricted Subsidiaries;

(iii)	payment of reasonable and customary compensation or fees to, or the execution of customary expense reimbursement, indemnification or similar arrangements with, the Issuer or any of its Restricted Subsidiaries or any of their respective directors and officers in the ordinary course of business;

(iv)	the issuance or sale of Equity Interests (other than Disqualified Stock) of the Issuer to, or the receipt by the Issuer of any capital contribution from, its stockholders or Affiliates;

(v)	Restricted Payments and Permitted Investments that are permitted by Section 6.9;

(vi)	the performance of obligations of the Issuer or any of its Restricted Subsidiaries under the terms of any agreement to which the Issuer or any of its Restricted Subsidiaries is a party as of or on the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time; provided, however, that any future amendment, modification, supplement, extension or renewal entered into after the Issue Date will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the Holders than the terms of the agreements in effect on the Issue Date as determined in good faith by the Board of Directors of the Issuer;

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(vii)	transactions between the Issuer or any Restricted Subsidiary and any Person, a director of which is also a director of the Issuer or any direct or indirect parent company of the Issuer and such director is the sole cause for such Person to be deemed an Affiliate of the Issuer or any Restricted Subsidiary; provided, however, that such director shall abstain from voting as a director of the Issuer or such direct or indirect parent company, as the case may be, on any matter involving such other Person; and

(viii)	(A) guarantees of performance by the Issuer and its Restricted Subsidiaries of the Issuer's Unrestricted Subsidiaries in the ordinary course of business, except for guarantees of Indebtedness, and (B) pledges of Equity Interests in the Issuer's Unrestricted Subsidiaries for the benefit of lenders to Unrestricted Subsidiaries.

6.13	Issuance of Subsidiary Guarantees

(a)	If any Restricted Subsidiary that is not a Guarantor incurs or guarantees any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary), in each case, in excess of $2.0 million, then the Issuer shall:

(i)	cause such Restricted Subsidiary to execute and deliver to the Trustee a Subsidiary Guarantee substantially in the form contemplated by Article 14 pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer's obligations under the Notes and this Indenture on the terms set forth in this Indenture; and

(ii)	deliver to the Trustee an Opinion of Counsel that such Subsidiary Guarantee has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

provided, that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by the Issuer for so long as it is not a Wholly Owned Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.

(b)	The Issuer may cause any other Restricted Subsidiary of the Issuer to issue a Subsidiary Guarantee and become a Guarantor.

(c)	At any time the Indebtedness or guarantee of Indebtedness referred to in Section 6.13(a) is repaid or released without further obligation by such Restricted Subsidiary, such Restricted Subsidiary need no longer be required to be a Guarantor for purposes of Section 6.13(a), and the Trustee shall promptly execute such documents and instruments, as the Issuer or such Restricted Subsidiary may request to evidence the termination of the applicable Subsidiary Guarantee.

6.14	Asset Sales

(a)	The Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i)	the Issuer (or the Restricted Subsidiary, as the case may be) receives consideration (including by way of relief from, or by any Person assuming responsibilities for, any liabilities, contingent or otherwise) at the time of the Asset Sale at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the assets, properties or Equity Interests issued or sold or otherwise disposed of;

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(ii)	the Fair Market Value is set forth in an Officers' Certificate delivered to the Trustee; and

(iii)	either (x) at least 75% of the consideration received in the Asset Sale by the Issuer or such Restricted Subsidiary is in the form of cash, Cash Equivalents, Liquid Securities or Permitted Assets or (y) the aggregate Fair Market Value of any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale, taken together with the Fair Market Value at the time of receipt of all other Designated Non-cash Consideration received pursuant to this Section 6.14(a)(iii) less the amount of net proceeds previously realized in cash from prior Designated Non-cash Consideration does not exceed 10% of Adjusted Consolidated Net Tangible Assets measured at the time the determination is made. For purposes of this Section 6.14(a)(iii), each of the following will be deemed to be cash:

(A)	any liabilities, as shown on the Issuer's or such Restricted Subsidiary's most recent balance sheet, of the Issuer or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets pursuant to a customary novation agreement or similar agreement that releases the Issuer or such Restricted Subsidiary from further liability;

(B)	any securities, notes or other obligations received by the Issuer or any such Restricted Subsidiary from such transferee that are converted within 180 days by the Issuer or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion; and

(C)	accounts receivable of a business retained by the Issuer or any Restricted Subsidiary, as the case may be, following the sale of such business, provided that such accounts receivable are not (1) past due more than 90 days and (2) are collected within 120 days from the date of the invoice creating such accounts receivable.

(b)	Within 365 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Issuer or the applicable Restricted Subsidiary may apply those Net Cash Proceeds for any combination of the following purposes:

(i)	to repay, prepay, redeem, purchase or repurchase (in any case on a permanent basis) Indebtedness of the Issuer or a Restricted Subsidiary that is not Subordinated Indebtedness;

(ii)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Oil and Gas Business that, in the case of the acquisition of Voting Stock, becomes a Restricted Subsidiary as a result of such acquisition or to acquire additional Capital Stock in any Person that at such time is a Restricted Subsidiary;

(iii)	to make a capital expenditure in respect of its Oil and Gas Business; or

(iv)	to acquire other Permitted Assets.

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(c)	Pending the final application of any Net Cash Proceeds in accordance with this Section 6.14, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Cash Proceeds in any manner that is not prohibited by this Indenture.

(d)	Any Net Cash Proceeds from Asset Sales that are not applied or invested as provided in Sections 6.14(b) or (c) will constitute "Excess Proceeds". On the 366th day after the Asset Sale (or, at the Issuer's option, any earlier date), if the aggregate amount of Excess Proceeds exceeds $20 million, the Issuer will make a pro rata offer (an "Asset Sale Offer") to all Holders and all holders of other Indebtedness that is pari passu with the Notes containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of Notes and such other pari passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount (or accreted value in the case of any such other pari passu Indebtedness issued with a significant original issue discount) plus accrued and unpaid interest, if any, to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Issuer may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds allocated for repurchases of Notes pursuant to the Asset Sale Offer for Notes, the Trustee will select the Notes and such other pari passu Indebtedness to be purchased on a pro rata basis, on the basis of the aggregate principal amounts (or accreted values) tendered in round denominations (which in the case of the Notes will be minimum denominations of $1,000 principal amount or multiples of $1,000 in excess thereof). Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(e)	The Issuer will give each Holder written notice of each Asset Sale Offer not less than 30 days and not more than 60 days prior to the date fixed for prepayment thereunder. Each such notice shall specify such date (which shall be a Business Day), the aggregate principal amount of the Notes to be prepaid on such date and the principal amount of each Notes held by such Holder to be prepaid in proportion, as nearly as practicable, to the respective unpaid principal amounts of the Notes being prepaid but not theretofore called for prepayment. Without limiting the foregoing:

(i)	any Holder may decline any offer of prepayment pursuant to this Section 6.14; and

(ii)	the failure of any such Holder to accept or decline any such offer of prepayment shall be deemed to be an election by such Holder to decline such prepayment.

(f)	If the Asset Sale Offer purchase date is on or after an interest payment record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest will be payable to Holders who tender Notes pursuant to the Asset Sale Offer.

(g)	The Issuer will comply with the requirements of Applicable Securities Legislation to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any Applicable Securities Legislation conflict with the Asset Sale provisions of this Indenture, the Issuer will comply with the Applicable Securities Legislation and regulations and will be deemed not to have breached its obligations under the Asset Sale provisions of this Indenture by virtue of such conflict.

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6.15	Purchase of Notes upon a Change of Control

(a)	If a Change of Control occurs, each Holder will have the right to require the Issuer to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of each Holder's Notes pursuant to the offer described below (the "Change of Control Offer"). In the Change of Control Offer, the Issuer will offer a payment (the "Change of Control Payment") in cash equal to 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes repurchased, to the date of purchase (the "Change of Control Payment Date").

(b)	Within 30 days following any Change of Control, the Issuer will notify the Trustee and mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by this Indenture and described in such notice. The Issuer will comply with the requirements of Applicable Securities Legislation to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any Applicable Securities Legislation conflict with the Change of Control provisions of this Indenture, the Issuer will comply with the Applicable Securities Legislation and will not be deemed to have breached its obligations under the Change of Control provisions of this Indenture by virtue of such conflict.

(c)	On the Change of Control Payment Date, the Issuer or its designated agent will, to the extent lawful:

(i)	accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)	deliver or cause to be delivered to the Trustee the Notes accepted together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Issuer.

(d)	On the Change of Control Payment Date, the Paying Agent will promptly mail to each Holder of Notes properly tendered and not withdrawn the Change of Control Payment for such tendered Notes, with such payment to be made through the facilities of the Depository for all Global Certificates, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof.

(e)	If the Change of Control Payment Date is on or after an interest payment record date and on or before the related Interest Payment Date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no other interest will be payable to Holders who tender pursuant to the Change of Control Offer.

(f)	The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date and in accordance with Applicable Securities Legislation.

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(g)	Notwithstanding the preceding paragraphs of this Section 6.15, the Issuer will not be required to make a Change of Control Offer upon a Change of Control and a Holder will not have the right to require the Issuer to repurchase any Notes pursuant to a Change of Control Offer if (a) a third party makes an offer to purchase the Notes in the manner, at the times and otherwise in substantial compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer or (b) a Redemption Notice has been given pursuant to this Indenture in accordance with Section 5.2, unless and until there is a default in payment of the applicable Redemption Price. Notwithstanding anything to the contrary contained herein, a Change of Control Offer by the Issuer or a third party may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

(h)	Notwithstanding the foregoing, the Issuer shall not be required to make a Change of Control Offer, as provided above, if, in connection with or in contemplation of any Change of Control, it has made an offer to purchase (an "Alternate Offer") any and all Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all Notes properly tendered in accordance with the terms of such Alternate Offer.

(i)	In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Issuer purchases all of the Notes held by such Holders, the Issuer will have the right, upon not less than 30 nor more than 60 days' prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer described above, to redeem all of the Notes that remain outstanding following such purchase at a Redemption Price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes that remain outstanding, to the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date).

6.16	SEC Reporting Covenant

The Issuer confirms to the Trustee that its common shares are a class of securities registered pursuant to Section 12 of the U.S. Securities Exchange Act of 1934 (the "Exchange Act"). The Issuer covenants to the Trustee that in the event that the registration of such class of securities shall be terminated by the Issuer in accordance with the Exchange Act, the Issuer shall promptly deliver to the Trustee an Officers' Certificate (in a form provided by the Trustee, acting reasonably) notifying the Trustee of such termination and such other information as the Trustee may reasonably require at the time. The Issuer acknowledges that the Trustee is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients subject to SEC reporting requirements.

6.17	Covenant Suspension

(a)	During any period that (i) the Notes have a rating equal to or higher than "BBB-" by S&P, "Baa3" by Moody's or "BBB(low)" by DBRS by any two of such three rating agencies ("Investment Grade Ratings") and (ii) no Default has occurred and is continuing (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a "Covenant Suspension Event"), the Issuer and its Restricted Subsidiaries will not be subject to the following provisions:

(i)	Section 6.9;

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(ii)	Section 6.10;

(iii)	Section 6.11;

(iv)	Section 6.12;

(v)	Section 6.14; and

(vi)	Paragraph (iv) of Section 10.1.

(collectively, the "Suspended Covenants"); provided, however, that the Issuer and its Restricted Subsidiaries will remain subject to Section 6.15 and Section 6.8.

(b)	In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of Section 6.17(a), and on any subsequent date (the "Reversion Date") one or both of the two applicable rating agencies downgrades the rating assigned to the Notes below that rating set forth in Section 6.17(a), then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants (subject to subsequent suspension if the Notes again receive Investment Grade Ratings). The period of time between a Covenant Suspension Event and the related Reversion Date is referred to as the "Suspension Period".

(c)	On each Reversion Date, all Indebtedness incurred, or Disqualified Stock issued, during the Suspension Period will be classified as having been incurred or issued pursuant to Section 6.10(a) or one of the clauses set forth in the definition of "Permitted Debt" (to the extent such Indebtedness or Disqualified Stock would be permitted to be incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock would not be so permitted to be incurred or issued pursuant to Section 6.10(a) or one of the clauses set forth in the definition of "Permitted Debt," such Indebtedness or Disqualified Stock will be deemed to be permitted. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under Section 6.9 will be made as though the provisions therein had been in effect since the Initial Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under Section 6.9(a). As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or the Restricted Subsidiaries during the Suspension Period. On and after each Reversion Date, the Issuer and its Subsidiaries will be permitted to consummate the transactions contemplated by any contract entered into during the Suspension Period so long as such contract and such consummation would have been permitted during such Suspension Period.

(d)	For purposes of Section 6.11, on the Reversion Date, any contractual encumbrances or restrictions of the type specified in paragraphs (i), (ii) or (iii) of Section 6.11(a) entered into during the Suspension Period will be deemed to have been in effect on the Initial Issue Date, so that they are permitted under Section 6.11(b)(ix).

(e)	For purposes of Section 6.12, any contract, agreement, loan, advance or Guarantee with or for the benefit of, any Affiliate of the Issuer entered into during the Suspension Period will be deemed to have been in effect as of the Initial Issue Date for purposes of Section 6.12(b)(vii).

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(f)	For purposes of Section 6.14, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

(g)	During a Suspension Period, the Issuer may not designate any of its Subsidiaries as Unrestricted Subsidiaries.

6.18	Waiver of Covenants

The Issuer may omit in any particular instance to comply with any term, provision or condition set forth in this Article 6 if, before or after the time for such compliance, the Holders waive such compliance in such instance with such term, provision or condition, but no such waiver shall extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver shall become effective, the obligations of the Issuer and the duties of the Trustee in respect of any such term, provision or condition shall remain in full force and effect.

Article 7
DEFAULT AND ENFORCEMENT

7.1	Events of Default

Unless otherwise provided in a Supplemental Indenture, an "Event of Default" means any one of the following events:

(a)	default in the payment of any interest on any Note when it becomes due and payable, and continuance of such default for a period of 30 days;

(b)	default in the payment of the principal of (or Applicable Premium, if any on) any Note when due and the continuance of such default for a period of three days;

(c)	failure by the Issuer or any of its Restricted Subsidiaries to comply with the provisions of, Section 6.14, Section 6.15 or Section 10.1;

(d)	failure by the Issuer or any of its Restricted Subsidiaries to comply with any other agreements in this Indenture and continuance of such failure for a period of 60 days after written notice has been given: (i) to the Issuer by the Trustee; or (ii) to the Issuer and the Trustee by the Holders of not less than 25% in principal amount of the Notes then outstanding;

(e)	default under any other mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness (except Non-Recourse Purchase Money Debt) by the Issuer or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of this Indenture, if that default:

(i)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the applicable grace or cure period provided in such Indebtedness on the date of such default (a "Payment Default"); or

(ii)	results in the acceleration of such Indebtedness prior to its Stated Maturity,

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and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, which remains outstanding or the maturity of which has been so accelerated, aggregates an amount greater than $25 million, provided that if any such Payment Default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such Payment Default beyond the applicable grace or cure period or the occurrence of such acceleration, as the case may be, such Event of Default under this Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

(f)	failure by the Issuer or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of an amount greater than $15 million in cash (net of amounts covered by insurance or bonded), which judgments are not paid, discharged or stayed for a period of 45 days after such judgments becomes final and non-appealable or, in the event such judgments have been bonded to the extent required pending appeal, after the date such judgments become non-appealable;

(g)	except as permitted by this Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect and such failure shall not be cured within 10 days or any Guarantor or any Person acting on behalf of any such Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (other than by reason of release of such Guarantor from its Subsidiary Guarantee in accordance with this Indenture);

(h)	an event of default as defined in any instrument under which the Issuer or any Restricted Subsidiary has outstanding Indebtedness, if such Indebtedness results in the foreclosure upon or the exercise of remedies under applicable law or applicable security documents to take ownership of property or assets having a value in excess of $25 million securing such Indebtedness, whether by judicial proceedings or otherwise;

(i)	the Issuer or a Restricted Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a Custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors; and

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against the Issuer or any Restricted Subsidiary as debtor in an involuntary case or proceeding;

(ii)	appoints a Custodian of the Issuer or any Restricted Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Restricted Subsidiary; or

(iii)	orders the liquidation of the Issuer or any Restricted Subsidiary,

and the order or decree remains unstayed and in effect for 60 consecutive days.

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7.2	Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Sections 7.1(i) and 7.1(j)) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare the principal of (and Applicable Premium, if any) and accrued and unpaid interest on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately. If an Event of Default specified in Sections 7.1(i) and 7.1(j) occurs and is continuing, then the principal (and Applicable Premium, if any), and accrued and unpaid interest on all of the outstanding Notes then will thereupon become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any default or acceleration referred to in Section 7.1(e).

(b)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A)	all Events of Default, other than the non-payment of amounts of principal of (and Applicable Premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B)	such rescission would not conflict with any judgment or decree of a court of competent jurisdiction;

provided that if the Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and

(ii)	the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(c)	Notwithstanding Section 7.2(a), in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(e) shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

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(d)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under this Indenture, except a Default or Event of Default in the payment of interest on, or principal (or Premium, if any) of, any series of Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

(e)	The Trustee may withhold from Holders notice of any continuing Default or Event of Default if it determines that withholding notice is in their interests, except a Default or Event of Default relating to the payment of principal or interest.

7.3	Collection of Indebtedness and Suits for Enforcement by Trustee

(a)	The Issuer and each of the Guarantors, if any, covenants that if:

(i)	default is made in the payment of any instalment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(ii)	default is made in the payment of the principal of (or Applicable Premium, if any on) any Note at the Maturity thereof,

the Issuer and each Guarantor (if any) will, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders, the whole amount then due and payable on such Notes for principal (and Applicable Premium, if any) and interest, and interest on any overdue principal (and Applicable Premium, if any) and, to the extent that payment of such interest shall be legally enforceable, upon any overdue instalment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

(b)	If the Issuer or any Guarantor (if any), as the case may be, fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Issuer, such Guarantor or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Issuer, such Guarantor or any other obligor upon the Notes, wherever situated.

(c)	If an Event of Default occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

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7.4	Trustee May File Proofs of Claim

(a)	In case of any pending receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Issuer and its debts or any other obligor upon the Notes (including the Guarantors, if any), and their debts or the property of the Issuer or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Issuer for the payment of overdue principal (and Applicable Premium, if any) or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(i)	to file and prove a claim for the whole amount of principal (and Applicable Premium, if any) and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding; and

(ii)	to collect and receive any moneys or other securities or property payable or deliverable upon the conversion or exchange of such securities or upon any such claims and to distribute the same,

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay the Trustee any amount due it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee hereunder.

(b)	Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

7.5	Trustee May Enforce Claims Without Possession of Notes

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the rateable benefit of the Holders of the Notes in respect of which such judgment has been recovered.

7.6	Application of Monies by Trustee

(a)	Except as herein otherwise expressly provided, any money collected by the Trustee pursuant to this Article 7 shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal (or Applicable Premium, if any) or interest, upon presentation of the Notes and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid:

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(i)	first, in payment or in reimbursement to the Trustee of its reasonable compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii)	second, but subject as hereinafter in this Section 7.6 provided, in payment, rateably and proportionately to the Holders, of the principal of and Applicable Premium (if any) and accrued and unpaid interest and interest on amounts in default on the Notes which shall then be outstanding in the priority of principal first and then Applicable Premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, Applicable Premium (if any) and interest as may be directed by such resolution; and

(iii)	third, in payment of the surplus, if any, of such monies to the Issuer or its assigns and/or the Guarantors, as the case may be;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, Applicable Premium or interest on any Notes held, directly or indirectly, by or for the benefit of the Issuer or any Subsidiary (other than any Notes pledged for value and in good faith to a Person other than the Issuer or any Subsidiary but only to the extent of such Person's interest therein) except subject to the prior payment in full of the principal, Applicable Premium (if any) and interest (if any) on all Notes which are not so held.

(b)	The Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Trustee may think necessary to provide for the payments mentioned in Section 7.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Notes, but it may retain the money so received by it and invest or deposit the same as provided in Section 11.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment or distribution hereunder.

7.7	No Suits by Holders

Except to enforce payment of the principal of, and Applicable Premium (if any) or interest on any Note (after giving effect to any applicable grace period specified therefor in Section 7.1(a) and 7.1(b), no Holder shall have any right to institute any action, suit or proceeding at law or in equity with respect to this Indenture or for the appointment of a liquidator, trustee or receiver or for a receiving order under any Bankruptcy Laws or to have the Issuer or any Guarantor wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless the Trustee:

(a)	shall have failed to act for a period of 60 days after receiving written notice of a continuing Event of Default from such Holder and a written request to act from Holders of at least 25% in aggregate principal amount of the Notes then outstanding ;

(b)	the Holders or any of them shall have furnished to the Trustee, when so requested by the Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and

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(c)	during such 60 day period, has not received from the Holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request, it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and rateable benefit of all the Holders.

7.8	Unconditional Right of Holders to Receive Principal, Applicable Premium and Interest

Notwithstanding any other provision in this Indenture, a Holder shall have the right, which is absolute and unconditional, to receive payment, as provided herein of the principal of (and Applicable Premium, if any) and interest on such Note on the applicable Maturity Date (or, in the case of redemption, on the Redemption Date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

7.9	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Issuer, the Guarantors (if any), the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

7.10	Rights and Remedies Cumulative

Except as otherwise expressly provided herein, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

7.11	Delay or Omission Not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 7 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

7.12	Control by Holders

The Holders of not less than a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that:

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(a)	such direction shall not be in conflict with any rule of law or with this Indenture,

(b)	the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction, and

(c)	the Trustee need not take any action which might involve it in personal liability or be unjustly prejudicial to the Holders not consenting.

7.13	Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 13.2, provided that notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 25% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing.

7.14	Waiver of Stay or Extension Laws

The Issuer covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Issuer (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law had been enacted.

7.15	Undertaking for Costs

All parties to this Indenture agree, and each Holder of any Note by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorney's fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant.

7.16	Judgment Against the Issuer

The Issuer covenants and agrees with the Trustee that, in case of any judicial or other proceedings to enforce the rights of the Holders, judgment may be rendered against it in favour of the Holders or in favour of the Trustee, as Trustee for the Holders, for any amount which may remain due in respect of the Notes and Applicable Premium (if any) and the interest thereon and any other monies owing hereunder.

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7.17	Immunity of Officers and Others

The Holders, the Beneficial Holders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, director, employee, incorporator or holder of Capital Stock of the Issuer and of any Guarantor or of any successor for the payment of the principal of or Applicable Premium or interest on any of the Notes or on any covenant, agreement, representation or warranty by the Issuer contained herein or in the Notes. Each Holder and Beneficial Holder, by accepting its interest in the Notes, waives and releases all such claims against, and liability of, such Persons. The waiver and release provided for in this Section 7.17 are part of the consideration for issuance of the Notes.

7.18	Notice of Payment by Trustee

Not less than 15 days notice shall be given in the manner provided in Section 13.2 by the Trustee to the Holders of any payment to be made under this Article 7. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Holders will be entitled to interest only on the balance (if any) of the principal monies, Applicable Premium (if any) and interest due (if any) to them, respectively, on the Notes, after deduction of the respective amounts payable in respect thereof on the day so fixed.

7.19	Trustee May Demand Production of Notes

The Trustee shall have the right to demand production of the Notes in respect of which any payment of principal, interest or Applicable Premium (if any) required by this Article 7 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Issuer as the Trustee shall deem sufficient.

Article 8
DISCHARGE AND DEFEASANCE

8.1	Discharge of Indenture

This Indenture will cease to be of further effect as to all Notes issued hereunder, when:

(a)	either:

(i)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in Canadian dollars, non-callable Government Securities, or a combination of cash in Canadian dollars and non-callable Government Securities, in amounts as will be sufficient to pay and discharge the principal, premium, if any, and accrued interest to the date of Maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Restricted Subsidiary is a party or by which the Issuer or any Restricted Subsidiary is bound;

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(c)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under this Indenture; and

(d)	the Issuer has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

Notwithstanding the satisfaction and discharge of this Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii), the provisions of Section 8.8 will survive.

8.2	Option to Effect Legal Defeasance or Covenant Defeasance

Unless this Section 8.2 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, the Issuer may, at the option of the Board of Directors evidenced by a resolution set forth in an Officers’ Certificate, at any time, elect to have either Section 8.5 or 8.6 applied to all outstanding Notes of any series upon compliance with the conditions set forth in this Article 8.

8.3	Cancellation and Destruction

All matured Notes shall forthwith after payment of all obligations thereunder be delivered to the Trustee or to a Person appointed by it or by the Issuer with the approval of the Trustee and cancelled by the Trustee. All Notes which are cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Trustee and, if required by the Issuer, the Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Notes so destroyed.

8.4	Legal Defeasance and Discharge

(a)	Upon the Issuer's exercise under Section 8.2 of the option applicable to this Section 8.4 in respect of the Notes of any series the Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.6, be deemed to have been discharged from their obligations (including the Guarantees) with respect to all outstanding Notes of such series on the date the conditions set forth below are satisfied (hereinafter, "Legal Defeasance") in respect of such Notes. For this purpose, Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes of such series (including the Guarantees), which shall thereafter be deemed to be "outstanding" only for the purposes of Section 8.7 and the other Sections of this Indenture referred to in paragraphs (i) and (ii) below, and to have satisfied all their other obligations under such Notes and, to the extent applicable to such Notes, the Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Issuer, shall execute proper instruments acknowledging the same), except for the following provisions which shall survive until otherwise terminated or discharged hereunder:

(i)	the rights of Holders of such Notes to receive payments in respect of the principal of, Premium, if any, and interest on such Notes when such payments are due solely out of the trust referred to in Section 8.7;

(ii)	the Issuer's obligations under Sections 2.4, 2.8 and 2.9;

(iii)	the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer's obligations in Article 11; and

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(iv)	this Section 8.4.

(b)	Subject to compliance with Section 8.2, the Issuer may exercise its option under this Section 8.4(a) notwithstanding the prior exercise of its option under Section 8.5.

8.5	Covenant Defeasance

Unless this Section 8.5 is otherwise specified in any Note or Supplemental Indenture providing for Notes of a series to be inapplicable to the Notes of such series, upon the Issuers exercise under Section 8.2. The Issuer and each of the Guarantors shall, subject to the satisfaction of the conditions set forth in Section 8.6, be released from each of their obligations under the covenants contained in Sections 6.6 through 6.12, 6.14, 6.15 and 10.1 (collectively, the "Defeased Covenants") with respect to the outstanding Notes of any series on and after the date the conditions set forth in Section 8.6 are satisfied (hereinafter, "Covenant Defeasance"), and such Notes shall thereafter be deemed not "outstanding" for the purposes of any direction, waiver, consent or declaration or act of Holders thereof (and the consequences of any thereof) in connection with the Defeased Covenants, but shall continue to be deemed "outstanding" for all other purposes hereunder (it being understood that such Notes shall not be deemed outstanding for accounting purposes). For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes of any applicable series, the Issuer and the Guarantors may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any Defeased Covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a Default or an Event of Default hereof, but, except as specified above, the remainder of this Indenture and such Notes and Guarantees shall be unaffected thereby. In addition, upon the Issuer's exercise under Section 8.2 of the option applicable to this Section 8.5, subject to the satisfaction of the conditions set forth in Section 8.6, Sections 7.1(c), 7.1(d), 7.1(e), 7.1(f), 7.1(g) and 7.1(h) shall not constitute Events of Default in respect of Notes of such series.

8.6	Conditions to Legal or Covenant Defeasance

(a)	In order to exercise either Legal Defeasance under Section 8.4 or Covenant Defeasance under Section 8.5 with respect to a series of Notes:

(i)	the Issuer must deposit or cause to be deposited with the Trustee as trust funds or property in trust for the purpose of making payment on such Notes an amount in money to pay, satisfy and discharge the entire amount of principal of, Premium, if any, accrued and unpaid interest, if any, to the Stated Maturity or any repayment date or redemption dates, as the case may be, and all other amounts due in respect of all such Notes of such series;

(ii)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the granting of Liens to secure such borrowing);

(iii)	the Issuer must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Issuer with the intent of preferring the Holders of such series of Notes over its other creditors or with the intent of defeating, hindering, delaying, or defrauding any of its other creditors or others;

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(iv)	the Issuer must deliver to the Trustee an Opinion of Counsel or an advance tax ruling from the Canada Revenue Agency (or successor agency) to the effect that the Holders of outstanding Notes of such series will not recognize income, gain, or loss for Canadian income tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred;

(v)	the Issuer must deliver to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable law, and that the Trustee has a perfected security interest in such trust funds for the rateable benefit of the holders of the outstanding Notes of such series;

(vi)	the Issuer must satisfy the Trustee that it has paid, caused to be paid or made provisions for the payment of all applicable expenses of the Trustee;

(vii)	the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, any material agreement or instrument (other than this Indenture) to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound; and

(viii)	the Issuer must deliver to the Trustee an Officers' Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all Notes of such series have been complied with.

(b)	Subject to Section 8.8, any funds or Obligations deposited with the Trustee pursuant to Section 8.6(a) in respect of the outstanding Notes of any series shall be (i) denominated in the currency or denomination of the series of Notes in respect of which such deposit is made, (ii) irrevocable, subject to certain exceptions, and (iii) made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Trustee and which provides for the due and punctual payment of the principal of, Applicable Premium, if any, and interest on such series of Notes being satisfied.

(c)	Upon the satisfaction of the conditions set forth in this Section 8.6 with respect to the outstanding Notes of any series, the Issuer and the Restricted Subsidiaries shall no longer be subject to their Obligations under such Notes, the Subsidiary Guarantees and the Defeased Covenants, as applicable.

8.7	Application of Trust Funds

(a)	Subject to Section 8.8, any funds or Obligations deposited with the Trustee pursuant to Section 8.1 or 8.6 in respect of Notes of any series shall be held by the Trustee in trust and applied by it in accordance with the provisions of the applicable Notes and this Indenture, to the payment, either directly or through any Paying Agent as the Trustee may determine, to the Persons entitled thereto, of the principal (and Applicable Premium, if any) and interest for whose payment such money has been deposited with the Trustee; provided that such funds or obligations need not be segregated from other funds or obligations except to the extent required by law.

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(b)	If the Trustee or Paying Agent is unable to apply any money or Government Securities in accordance with Section 8.1 or 8.6 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Issuer's obligations under this Indenture and the affected Notes shall be revived and reinstated as though no money had been deposited pursuant to Section 8.1 or 8.6, as applicable, until such time as the Trustee is permitted to apply all such money in accordance with such provisions; provided that if the Issuer or any Guarantor has made any payment in respect of principal of, Applicable Premium, if any, or interest on any series of Notes or, as applicable, other amounts because of the reinstatement of its obligations, the Issuer and such Guarantor, as applicable, shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money or Government Securities held by the Trustee.

8.8	Repayment to the Issuer

Notwithstanding anything in this Article 8 to the contrary, the Trustee will deliver or pay to the Issuer from time to time upon the request of the Issuer any money or Government Securities held by it as provided in Section 8.1 or 8.6 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof, delivered to the Trustee, are in excess of the amount thereof that would then be required to be deposited to fully satisfy the obligations of the Issuer under Section 8.1 or to effect an equivalent Legal Defeasance or Covenant Defeasance.

8.9	Continuance of Rights, Duties and Obligations

(a)	Where trust funds or trust property have been deposited pursuant to Section 8.1 or 8.6, the Holders of Notes and the Issuer shall continue to have and be subject to their respective rights, duties and obligations under Article 2 and Article 5.

(b)	In the event that, after the deposit of trust funds or trust property pursuant to Section 8.1 or 8.6, the Issuer is required to make an offer to purchase any outstanding Notes of any series, the Issuer shall be entitled to use any trust money or trust property deposited with the Trustee pursuant to Section 8.1 or 8.6 for the purpose of paying to any Holders of such Notes who have accepted any such offer of the total offer price payable in respect of an offer relating to any such Notes. Upon receipt of a Written Direction of the Issuer, the Trustee shall be entitled to pay to such Holder from such trust money or trust property deposited with the Trustee pursuant to Section 8.1 or 8.6 in respect of such Notes which is applicable to the Notes held by such Holders who have accepted any such offer of the Issuer (which amount shall be based on the applicable principal amount of the Notes held by accepting offerees in relation to the aggregate outstanding principal amount of all the Notes).

(c)	Notwithstanding anything else in this Section 8.9, all funds remaining after the full payment, satisfaction and discharge of such Notes shall be returned to the Issuer after the deduction of reasonable costs and expenses incurred by the Trustee in remitting the funds to the Holders.

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Article 9
MEETINGS OF HOLDERS

9.1	Purpose, Effect and Convention of Meetings

(a)	Subject to Section 12.2(a), wherever in this Indenture a consent, waiver, notice, authorization or resolution of the Holders (or any of them) is required, a meeting may be convened in accordance with this Article 9 to consider and resolve whether such consent, waiver, notice, authorization or resolution should be approved by the Holders. A resolution passed by the affirmative votes of the Holders of at least a majority of the outstanding principal amount of the Notes represented and voting on a poll at a meeting of Holders duly convened for the purpose and held in accordance with the provisions of this Indenture shall constitute conclusively such consent, waiver, notice, authorization or resolution; provided that an Extraordinary Resolution shall be required wherever in this Indenture such consent, waiver, notice, authorization or resolution of the Holders is required to be approved by Extraordinary Resolution or otherwise by Holders of at least 66⅔% in principal amount of the Notes then outstanding.

(b)	At any time and from time to time, the Trustee on behalf of the Issuer may and, on receipt of a Written Order or a Holders' Request and upon being indemnified and funded for the costs thereof to the reasonable satisfaction of the Trustee by the Issuer or the Holders signing such Holders' Request, will, convene a meeting of all Holders.

(c)	If the Trustee fails to convene a meeting after being duly requested as aforesaid (and indemnified and funded as aforesaid), the Issuer or such Holders may themselves convene such meeting and the notice calling such meeting may be signed by such Person as the Issuer or those Holders designate, as applicable. Every such meeting will be held in Calgary, Alberta or such other place as the Trustee may in any case determine or approve.

9.2	Notice of Meetings

At least 21 days notice of any meeting of the Holders shall be given to the Holders of Notes then outstanding in the manner provided in Section 13.2 and a copy of such notice shall be sent by post to the Trustee, unless the meeting has been called by it, and to the Issuer, unless such meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any Holder of Notes shall not invalidate any resolution passed at any such meeting. A Holder may waive notice of a meeting either before or after the meeting.

9.3	Chairman

Some Person, who need not be a Holder, nominated in writing by the Trustee shall be chairman of the meeting and if no Person is so nominated, or if the Person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Holders present in Person or by proxy shall choose some Person present to be chairman.

9.4	Quorum

Subject to this Indenture, at any meeting of Notes a quorum shall consist of Holders present in Person or by proxy and representing at least 25% of the principal amount of the outstanding Notes. If a quorum of the Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if convened by the Holders or pursuant to a Holders' Request, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Holders present in person or by proxy shall constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Notes. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

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9.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Holders is present may, with the consent of the Holders of a majority in principal amount of the Notes represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

9.6	Voting

On a poll each Holder present in person or represented by a duly appointed proxy shall be entitled to one vote in respect of each $1,000 principal amount of Notes of which it is the Holder. A proxy need not be a Holder. In the case of joint registered Holders of a Note, any one of them present in Person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in Person or by proxy, they shall vote together in respect of the Notes of which they are joint Holders.

9.7	Poll

A poll will be taken on every resolution and Extraordinary Resolution submitted for approval at a meeting of Holders, in such manner as the Chairman directs, and the results of such polls shall be binding on all Holders. Every resolution, other than an Extraordinary Resolution, will be decided by a majority of the votes cast on the poll for that resolution. An Extraordinary Resolution will require at least 66⅔% of the votes cast on the poll for that resolution to be in the affirmative in order for it be passed.

9.8	Proxies

A Holder may be present and vote at any meeting of Holders by an authorized representative. The Issuer (in case it convenes the meeting) or the Trustee (in any other case) for the purpose of enabling the Holders to be present and vote at any meeting without producing their Notes, and of enabling them to be present and vote at any such meeting by proxy and of depositing instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a)	the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any Person signing on behalf of a Holder;

(b)	the deposit of instruments appointing proxies at such place as the Trustee, the Issuer or the Holder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c)	the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by other electronic means before the meeting to the Issuer or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

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Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only Persons who shall be recognized at any meeting as the Holders of any Notes, or as entitled to vote or be present at the meeting in respect thereof, shall be Holders and Persons whom Holders have by instrument in writing duly appointed as their proxies.

9.9	Persons Entitled to Attend Meetings

The Issuer and the Trustee, by their directors, officers and employees and the legal advisors of the Issuer, the Trustee or any Holder may attend any meeting of the Holders, but shall have no vote as such.

9.10	Powers Exercisable by Extraordinary Resolution

Subject to Article 12, a meeting of the Holders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (g) and (h) to receipt of the prior approval of the exchange, if any, on which any securities of the Issuer are then listed:

(a)	power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(b)	power to restrain any Holder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, Applicable Premium or interest on the Notes, or for the execution of any trust or power hereunder;

(c)	power to direct any Holder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 7.7, of the costs, charges and expenses reasonably and properly incurred by such Holder in connection therewith;

(d)	power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any Equity Interests or other securities of the Issuer;

(e)	power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Trustee to exercise, on behalf of the Holders, such of the powers of the Holders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee, provided that the following terms shall apply to the appointment of such committee:

(i)	the resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee;

(ii)	such committee shall consist of such number of Persons as shall be prescribed in the resolution appointing it and the members need not be themselves Holders;

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(iii)	every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally, and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum; and

(iv)	all acts of any such committee within the authority delegated to it shall be binding upon all Holders;

(f)	power to remove the Trustee from office and to appoint a new Trustee or Trustees provided that no such removal shall be effective unless and until a new Trustee or Trustees shall have become bound by this Indenture;

(g)	power to sanction the exchange of the Notes for or the conversion thereof into shares, units, bonds, notes or other securities or obligations of the Issuer or of any other Person formed or to be formed;

(h)	power to authorize the distribution in specie of any shares, units, bonds, Notes, securities or other obligations received pursuant to a transaction authorized under the provisions of Section 9.10(g); and

(i)	power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Holders or by any committee appointed pursuant to Section 9.10(e).

9.11	Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Holders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Holders to exercise the same or any other such power or powers thereafter from time to time. No powers exercisable by Extraordinary Resolution will derogate in any way from the rights of the Issuer pursuant to this Indenture.

9.12	Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Issuer, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Holders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

9.13	Instruments in Writing

Any action which may be taken and any power which may be exercised by the Holders at a meeting held as provided in this Article 9 may also be taken and exercised by the Holders of not less than 50% of the aggregate principal amount of the outstanding Notes by a signed instrument, except for matters required to be approved by Extraordinary Resolution in which case such matter may be approved by an instrument signed by 66 2/3% of the aggregate principal amount of outstanding Notes, and the expressions "resolution" or "Extraordinary Resolution" when used in this Indenture will include instruments so signed. Notice of any resolution or Extraordinary Resolution passed in accordance with this Section 9.13 will be given by the Trustee to the Holders within 30 days of the date on which such resolution or Extraordinary Resolution was passed.

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9.14	Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Holders shall be binding upon all the Holders, whether present at or absent from such meeting, and every instrument in writing signed by Holders in accordance with Section 9.13 shall be binding upon all the Holders, whether signatories thereto or not, and each and every Holder and the Trustee (subject to the provisions for its indemnity herein contained) shall, subject to applicable law, be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

9.15	Evidence of Rights of Holders

(a)	Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Holders may be in any number of concurrent instruments of similar tenor signed or executed by such Holders. Proof of the execution of any such request, direction, notice, consent or other instrument or of a writing appointing any such attorney will be sufficient for any purpose of this Indenture if the fact and date of the execution by any Person of such request, direction, notice, consent or other instrument or writing may be proved by the certificate of any notary public, or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made, that the Person signing such request, direction, notice, consent or other instrument or writing acknowledged to such notary public or other officer the execution thereof, or by an affidavit of a witness of such execution or in any other manner which the Trustee may consider adequate.

(b)	Notwithstanding Section 9.15(a), the Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

Article 10
SUCCESSORS TO THE ISSUER

10.1	Restrictions on Amalgamation, Merger, Consolidation and Sale of Certain Assets

(a)	The Issuer may not, in any transaction or series of transactions: (x) amalgamate, consolidate or merge with or into another Person (whether or not the Issuer is the surviving corporation); or (y) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Issuer and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(i)	either (A) the Issuer is the surviving corporation; or (B) the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of Canada or any province thereof or the United States, any state of the United States or the District of Columbia;

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(ii)	the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Issuer) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Issuer under the Notes and this Indenture either by operation of law or pursuant to agreements reasonably satisfactory to the Trustee;

(iii)	immediately after such transaction, and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;

(iv)	on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period:

(A)	either: (1) the Issuer or the Person formed by or surviving any such amalgamation, consolidation or merger (if other than the Issuer), or to which such sale, assignment, transfer, conveyance or other disposition has been made will be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 6.10(a), or (2) have a Fixed Charge Coverage Ratio which will be equal to or greater than the Fixed Charge Coverage Ratio of the Issuer immediately before such transactions; and

(B)	have a Consolidated Net Worth of not less than the Consolidated Net Worth of the Issuer immediately prior to such transaction;

provided that this Section 10.1(a)(iv) shall be terminated during any period in which the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants;

(v)	the transactions will not result in the Issuer or the surviving corporation being required to make any deduction or withholding on account of Taxes described in Section 3.7 in respect of the Notes that the Issuer would not have been required to make had such transactions or series of transactions not occurred; and

(vi)	in case the Issuer shall consolidate, amalgamate or merge with or into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance or transfer and, if a Supplemental Indenture is required in connection with such transaction, such Supplemental Indenture, complies with this Article 10 and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

(b)	The Issuer may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person.

(c)	Paragraphs (iv) and (vi) of Section 10.1(a) will not apply to a consolidation, amalgamation, merger, sale, assignment, transfer, lease, conveyance or other disposition of assets between or among the Issuer and any Wholly Owned Restricted Subsidiaries.

(d)	A Restricted Subsidiary may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate, amalgamate or merge with or into (whether or not such Restricted Subsidiary is the surviving Person), another Person, other than the Issuer or a Restricted Subsidiary, unless:

(i)	immediately after giving effect to that transaction and giving pro forma effect to any related financing transactions, no Default or Event of Default exists;

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(ii)	on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, either (A) the Issuer will be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 6.10(a), or (B) the Fixed Charge Coverage Ratio of Perpetual will be equal to or greater than the Fixed Charge Coverage Ratio of the Issuer immediately before such transactions; and

(iii)	either:

(A)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such amalgamation, consolidation or merger assumes all the obligations of that Restricted Subsidiary under this Indenture or Subsidiary Guarantee, as the case may be, either by operation of law or pursuant to a Supplemental Indenture reasonably satisfactory to the Trustee; or

(B)	the Net Cash Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of this Indenture; and

(iv)	in case any Guarantor shall consolidate, amalgamate or merge with or into any other Person (other than the Issuer or a Wholly Owned Restricted Subsidiary) or, except for conveyances, transfers or leases to one or more Wholly Owned Restricted Subsidiaries, convey, transfer or lease its properties and assets substantially as an entirety to any Person, the Issuer has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, conveyance, transfer or lease and, if a Supplemental Indenture is required in connection with such transaction, such Supplemental Indenture, complies with this Article 10 and that all conditions precedent contained in this Indenture relating to such transaction have been complied with.

10.2	Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee will execute and deliver a Supplemental Indenture as provided for in Section 12.5 and then:

(a)	the Successor will possess and from time to time may exercise each and every right and power of the Issuer under this Indenture in the name of the Issuer or otherwise, and any act or proceeding by any provision of this Indenture required to be done or performed by any directors or officers of the Issuer may be done and performed with like force and effect by the like directors or officers of such Successor; and

(b)	the Issuer will be released and discharged from liability under this Indenture and the Trustee will execute any documents which it may be advised are necessary or advisable for effecting or evidencing such release and discharge.

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Article 11
CONCERNING THE TRUSTEE

11.1	No Conflict of Interest

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 11.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Notes issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises.

11.2	Replacement of Trustee

(a)	The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Issuer 90 days notice in writing or such shorter notice as the Issuer may accept as sufficient. If at any time a material conflict of interest exists in the Trustee's role as a fiduciary hereunder the Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 11.2. The validity and enforceability of this Indenture and of the Notes issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Issuer shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Holders. Failing such appointment by the Issuer, the retiring Trustee or any Holder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Issuer's expense, for the appointment of a new Trustee but any new Trustee so appointed by the Issuer or by the Court shall be subject to removal as aforesaid by the Holders and the appointment of such new Trustee shall be effective only upon such new Trustee becoming bound by this Indenture. Any new Trustee appointed under any provision of this Section 11.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee.

(b)	Any company into which the Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Trustee shall be a party, shall be the successor Trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Trustee or of the Issuer, the Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the retiring Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Trustee to the successor Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Issuer be required by any new Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Trustee, be made, executed, acknowledged and delivered by the Issuer.

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11.3	Duties of Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent Trustee would exercise in comparable circumstances. Subject to the foregoing, the Trustee will be liable for its own wilful misconduct, bad faith and gross negligence. The Trustee will not be liable for any act or default on the part of any agent employed by it or a co-Trustee, or for having permitted any agent or co-Trustee to receive and retain any money payable to the Trustee, except as aforesaid.

11.4	Reliance Upon Declarations, Opinions, etc.

(a)	In the exercise of its rights, duties and obligations hereunder the Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 11.5, if applicable, and with any other applicable requirements of this Indenture. The Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Trustee may rely on an Opinion of Counsel satisfactory to the Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Issuer.

(b)	The Trustee shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue or transfer of any Notes provided such issue or transfer is effected in accordance with the terms of this Indenture. The Trustee shall be entitled to process all transfers and redemptions upon the presumption that such transfer and redemption is permissible pursuant to all applicable laws and regulatory requirements if such transfer and redemption is effected in accordance with the terms of this Indenture. The Trustee shall have no obligation, other than to confer with the Issuer and its Counsel, to ensure that legends appearing on the Notes comply with regulatory requirements or securities laws of any applicable jurisdiction.

11.5	Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Notes hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Trustee in accordance with the terms of this Section 11.5, or (b) the Trustee, in the exercise of its rights and duties under this Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers' Certificate, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

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(ii)	in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(iii)	in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer's Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

(b)	Whenever such evidence relates to a matter other than the certificates and delivery of Notes and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other Person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer or its general partner it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the Person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the Person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such Person the conditions precedent in question have been complied with or satisfied.

(d)	The Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, its certificate that the Issuer has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by this Indenture.

11.6	Officers' Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Trustee, if acting in good faith, may rely upon an Officers' Certificate.

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11.7	Experts, Advisers and Agents

The Trustee may:

(a)	employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuator, engineer, surveyor, appraiser or other expert, whether obtained by the Trustee or by the Issuer, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b)	employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Trustee may, but need not be, solicitors for the Issuer.

11.8	Trustee May Deal in Notes

Subject to Sections 11.1 and 11.3, the Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Notes and generally contract and enter into financial transactions with the Issuer or otherwise, without being liable to account for any profits made thereby.

11.9	Investment of Monies Held by Trustee

(a)	Unless otherwise provided in this Indenture, any monies held by the Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Trustee or which may be in the hands of the Trustee, may be invested and reinvested in the name or under the control of the Trustee in securities in which, under the laws of the Province of Alberta, the Trustee is authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected by the Issuer to facilitate any payments expected to be made under this Indenture, after their purchase by the Trustee, and unless and until the Trustee shall have declared the principal of and Applicable Premium, if any, and interest on the Notes to be due and payable, the Trustee shall so invest such monies at the Written Direction of the Issuer given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Trustee in any chartered bank of Canada or, with the consent of the Issuer, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest, if any, then current on similar deposits.

(b)	Unless and until the Trustee shall have declared the principal of and Applicable Premium, if any, and interest on the Notes to be due and payable, the Trustee shall pay over to the Issuer all interest received by the Trustee in respect of any investments or deposits made pursuant to the provisions of this Section 11.9.

11.10	Trustee Not Ordinarily Bound

Except as provided in Section 7.2 and as otherwise specifically provided herein, the Trustee shall not, subject to Section 11.3, be bound to give notice to any Person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Issuer of any of the obligations herein imposed upon the Issuer or of the covenants on the part of the Issuer herein contained, nor in any way to supervise or interfere with the conduct of the Issuer's business, unless the Trustee shall have been required to do so in writing by the Holders of not less than 25% of the aggregate principal amount of the Notes then outstanding or by any Extraordinary Resolution of the Holders passed in accordance with the provisions contained in Article 9, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

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11.11	Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

11.12	Trustee Not Bound to Act on Issuer's Request

Except as in this Indenture otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of the Issuer until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

11.13	Conditions Precedent to Trustee's Obligations to Act Hereunder

(a)	The obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Trustee and of the Holders hereunder shall be conditional upon the Holders furnishing when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(b)	None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

(c)	The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Holders at whose instance it is acting to deposit with the Trustee the Notes held by them for which Notes the Trustee shall issue receipts.

11.14	Authority to Carry on Business

The Trustee represents to the Issuer that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in all provinces of Canada but if, notwithstanding the provisions of this Section 11.4, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any province of Canada, either become so authorized or resign in the manner and with the effect specified in Section 11.2.

11.15	Compensation and Indemnity

(a)	The Issuer shall pay to the Trustee from time to time compensation for its services hereunder as agreed separately by the Issuer and the Trustee, and shall pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Trustee under this Indenture shall be finally and fully performed. The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

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(b)	The Issuer hereby indemnifies and saves harmless the Trustee and its directors, officers, employees and shareholders from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the gross negligence, wilful misconduct or bad faith of the Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Trustee. The Trustee shall notify the Issuer promptly of any claim for which it may seek indemnity. The Issuer shall defend the claim and the Trustee shall co-operate in the defence. The Trustee may have separate Counsel and the Issuer shall pay the reasonable fees and expenses of such Counsel. The Issuer need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Trustee or the discharge of this Indenture.

(c)	The Issuer need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through gross negligence, wilful misconduct or bad faith.

11.16	Acceptance of Trust

The Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various Persons who shall from time to time be Holders, subject to all the terms and conditions herein set forth.

11.17	Anti-Money Laundering

The Trustee shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Trustee, in its sole judgment, acting reasonably, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Trustee, in its sole judgment, acting reasonably, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' prior written notice sent to all parties provided that (i) the written notice shall describe the circumstances of such non-compliance; and (ii) if such circumstances are rectified to the Trustee's satisfaction within such 10 day period, then such resignation shall not be effective.

11.18	Privacy

(a)	The parties acknowledge that the Trustee may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(i)	to provide the services required under this Indenture and other services that may be requested from time to time;

(ii)	to help the Trustee manage its servicing relationships with such individuals;

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(iii)	to meet the Trustee's legal and regulatory requirements; and

(iv)	if social insurance numbers are collected by the Trustee, to perform tax reporting and to assist in verification of an individual's identity for security purposes.

(b)	Each party acknowledges and agrees that the Trustee may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its privacy code, which the Trustee shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Trustee any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Article 12
AMENDMENT, SUPPLEMENT AND WAIVER

12.1	Ordinary Consent

Except as provided in Sections 12.2 and 12.3, the Issuer and the Trustee may from time to time amend or supplement this Indenture, the Notes and the Subsidiary Guarantees or any part or provision therein with the consent of the Holders (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and the Trustee may from time to time waive any existing Default or lack of compliance with any provision of this Indenture, the Notes or the Subsidiary Guarantees with the consent of the Holders (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes); provided that any amendment or supplement to Article 14 or a Subsidiary Guarantee must also be agreed to by each affected Guarantor.

12.2	Special Consent

(a)	Notwithstanding Section 12.1, without the consent of, or resolution passed by the affirmative votes of or signed by, each Holder affected, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

(i)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(ii)	reduce the principal of or change the time for payment of any Note;

(iii)	reduce the rate of or change the time for payment of interest on any Note;

(iv)	make any Note payable in a currency other than that stated in the Notes; or

(v)	modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes or any Subsidiary Guarantee in any manner adverse to the Holders of the Notes.

(b)	Notwithstanding Section 12.1 but subject to Section 12.2(a), without the consent of Holders by way of an Extraordinary Resolution, an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting Holder):

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(i)	alter or waive the provisions with respect to the redemption or repurchase of the Notes (other than provisions relating to the covenants in Sections 6.14 and 6.15);

(ii)	waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration);

(iii)	make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders of Notes to receive payments of principal of, or interest or premium, if any, on the Notes;

(iv)	waive a redemption or repurchase payment with respect to any Note;

(v)	amend, change or modify in any material respect the obligation of the Issuer to make and consummate a Change of Control Offer after the occurrence of a Change of Control or to make or consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated;

(vi)	modify or change any provision of this Indenture or the related definitions affecting the ranking of the Notes or any Subsidiary Guarantee in any manner adverse to the Holders of the Notes;

(vii)	release any Guarantor from any of its obligations under its Subsidiary Guarantee otherwise than in accordance with the terms of this Indenture; or

(viii)	make any change in the preceding amendment and waiver provisions.

12.3	Without Consent

(a)	Notwithstanding Sections 12.1 and 12.2, without the consent of any Holder, the Issuer, the Guarantors (as applicable) and the Trustee may from time to time amend or supplement this Indenture, the Notes and the Subsidiary Guarantees:

(i)	to cure any ambiguity, defect or inconsistency;

(ii)	to provide for uncertificated Notes in addition to or in place of certificated Notes;

(iii)	to provide for the assumption of the Issuer's or a Guarantor's obligations to Holders of Notes in the case of a merger or consolidation or sale of all or substantially all of the Issuer's or a Guarantor's assets or to comply with Section 14.2;

(iv)	to add any additional Guarantors or to evidence the release of any Guarantor from its obligations under its Subsidiary Guarantee (to the extent permitted by this Indenture);

(v)	to make any change that would provide any additional rights or benefits to the Holders of Notes or that does not in the Opinion of the Trustee (relying on an Opinion of Counsel) adversely affect the legal rights under this Indenture of any such Holder;

(vi)	to secure the Notes or the Subsidiary Guarantees, including pursuant to the requirements of Section 6.8; or

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(vii)	to evidence or provide for the acceptance of appointment under this Indenture of a successor Trustee.

12.4	Form of Consent

It is not necessary for the consent of the Holders of Notes under Sections 12.1 or 12.2 to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof.

12.5	Supplemental Indentures

(a)	Subject to the provisions of this Indenture, the Issuer, the Guarantors (as applicable) and the Trustee may from time to time execute, acknowledge and deliver Supplemental Indentures with the Issuer which thereafter shall form part of this Indenture, for any one or more of the following purposes:

(i)	establishing additional forms and denominations in which Notes may be issued as provided in Article 2;

(ii)	in connection with the issuance of Additional Notes;

(iii)	to give effect to any amendment or supplement to this Indenture, the Notes or any Subsidiary Guarantees made in accordance with Sections 12.1, 12.2 or 12.3;

(iv)	evidencing the succession, or successive successions, of others to the Issuer or any Guarantor and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture; or

(b)	for any other purpose not inconsistent with the terms of this Indenture, provided that in the opinion of the Trustee (relying on an Opinion of Counsel) the rights of neither the Holders nor the Trustee are materially prejudiced thereby.

(c)	Unless this Indenture expressly requires the consent or concurrence of Holders, the consent or concurrence of Holders shall not be required in connection with the execution, acknowledgement or delivery of a Supplemental Indenture contemplated by this Indenture. For clarity, however, the execution, acknowledgment and delivery of any Supplemental Indenture shall require the consent and concurrence of the Issuer and each applicable Guarantor.

(d)	Upon the request of the Issuer accompanied by a resolution of its Board of Directors authorizing the execution of any such Supplemental Indenture, and upon receipt by the Trustee of a Certificate of the Issuer stating that such amended or Supplemental Indenture complies with this Section 12.5, the Trustee shall join with the Issuer and the Guarantors in the execution of any amended or Supplemental Indenture authorized or permitted by the terms of this Indenture and to make any further appropriate agreements and stipulations that may be therein contained, provided, however, that the Trustee shall not be obligated to enter into such amended or Supplemental Indenture that affects its own rights, duties or immunities under this Indenture or otherwise.

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Article 13
NOTICES

13.1	Notice to Issuer

Any notice to the Issuer under the provisions of this Indenture shall be valid and effective if delivered to the Issuer at Suite 3200, 605 – Fifth Avenue S.W., Calgary, Alberta T2P 3H5, Attention: Chief Financial Officer, or if given by registered letter, postage prepaid, to such office and so addressed and if mailed, shall be deemed to have been effectively given five days following the mailing thereof. The Issuer may from time to time notify the Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Issuer for all purposes of this Indenture.

13.2	Notice to Holders

(a)	All notices to be given hereunder with respect to the Notes shall be deemed to be validly given to the Holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given five days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Holder or the inability of the Issuer to give or mail any notice due to anything beyond the reasonable control of the Issuer shall not invalidate any action or proceeding founded thereon.

(b)	If any notice given in accordance with Section 13.2(a) would be unlikely to reach the Holders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Issuer shall give such notice by publication at least once in the cities of Calgary and Toronto, each such publication to be made in a daily newspaper of general circulation in the designated city.

(c)	Any notice given to Holders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

(d)	All notices with respect to any Note may be given to whichever one of the Holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all Holders of any Persons interested in such Note.

13.3	Notice to Trustee

Any notice to the Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Trustee at its principal office in the City of Calgary, at 600,530-8th Avenue SW, Calgary, Alberta T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given five days following the mailing thereof.

13.4	Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 13.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 13.3.

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Article 14
SUBSIDIARY GUARANTEES

14.1	Application

The provisions of this guarantee shall apply to each Guarantor and each Restricted Subsidiary that has agreed to become a Guarantor of the Notes (by executing this Indenture or a Supplemental Indenture) and shall not apply in any other circumstance. For certainty, the Guarantors on the Closing Date are Perpetual Energy Operating Corp., Perpetual Operating Trust, Paramount Energy Partnership, 1121838 Alberta Ltd., Perpetual Operating Subsidiary Trust, Starboard Gas Partnership, NEAP Partnership, 1543621 Alberta Ltd., Severo Energy Corp., Warwick Gas Storage Inc., Perpetual Oil & Gas Partnership and 1333002 Alberta Ltd. After the Closing Date, a Restricted Subsidiary may elect to be bound by this guarantee in Article 14 by executing a Supplemental Indenture. Notwithstanding any provision of this guarantee in this Article 14, all of the Indebtedness of Warwick Gas Storage Inc. arising under or in connection with this guarantee is hereby expressly subordinated and postponed, to the Indebtedness of Warwick Gas Storage Inc. owing to the lenders under or in connection with the Credit Facilities.

14.2	Issuance of Subsidiary Guarantees

(a)	If any Restricted Subsidiary that is not a Guarantor incurs or guarantees any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary), in each case, in excess of Cdn.$2,000,000, then the Issuer shall:

(i)	cause such Restricted Subsidiary to execute and deliver to the Trustee a Subsidiary Guarantee; and

(ii)	deliver to the Trustee an Opinion of Counsel that such Subsidiary Guarantee has been duly authorized, executed and delivered by such Restricted Subsidiary and constitutes a legal, valid, binding and enforceable obligation of such Restricted Subsidiary;

provided that the foregoing shall not apply to any Restricted Subsidiary acquired or formed by the Issuer for so long as it is not a Wholly Owned Restricted Subsidiary. Thereafter, such Restricted Subsidiary shall be a Guarantor for all purposes of this Indenture.

(b)	The Issuer may cause any other Restricted Subsidiary to issue a Subsidiary Guarantee and become a Guarantor.

14.3	Guarantees

(a)	Each Guarantor hereby, jointly and severally, fully, absolutely, unconditionally and irrevocably (except to the extent provided for in this Indenture) guarantees, to each Holder of a Note, and to the Trustee in its individual capacity and on behalf of each Holder, on demand, the punctual payment and performance when due of all Indenture Obligations.

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(b)	Each Guarantor and, by its acceptance hereof, each Holder hereby confirms that it is the intention of all such parties that the guarantee by such Guarantor pursuant to its Subsidiary Guarantee not constitute a fraudulent transfer or conveyance for purposes of any Bankruptcy Law, the Fraudulent Conveyances Act (Alberta) or other Canadian or United States federal, provincial or state law or the provisions of its local law relating to fraudulent transfer or conveyance. To effectuate the foregoing intention, the Holders and each Guarantor hereby irrevocably agree that, if and to the extent that such Guarantor or any of its creditors has properly invoked the protections of any such federal, provincial or state law, the obligations of such Guarantor under its Subsidiary Guarantee shall be limited to the maximum amount as shall, after giving effect to all other contingent and fixed liabilities of such Guarantor that rank senior to or pari passu with such Guarantor's obligations under its Subsidiary Guarantee and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Subsidiary Guarantee or pursuant to paragraph (c) of this Section 14.3, result in the obligations of such Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under any such federal, provincial or state law.

(c)	In order to provide for just and equitable contribution among the Guarantors, the Guarantors agree, inter se, that in the event any payment or distribution is made by any Guarantor (a "Funding Guarantor") under its Subsidiary Guarantee, such Funding Guarantor shall be entitled to a contribution from each other Guarantor (if any) in a pro rata amount based on the Adjusted Net Assets of each Guarantor (including the Funding Guarantor) for all payments, damages and expenses incurred by the Funding Guarantor in discharging the Indenture Obligations of the Issuer or any other Guarantor's obligations with respect to its Subsidiary Guarantee. "Adjusted Net Assets" of such Guarantor at any date shall mean the lesser of:

(i)	the amount by which the fair value of the property of such Guarantor exceeds the total amount of liabilities, including, without limitation, contingent liabilities (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), but excluding liabilities under the Subsidiary Guarantee of such Guarantor at such date; and

(ii)	the amount by which the present fair saleable value of the assets of such Guarantor at such date exceeds the amount that shall be required to pay the probable liability of such Guarantor on its debts (after giving effect to all other fixed and contingent liabilities incurred or assumed on such date), excluding debt in respect of the Subsidiary Guarantee, as they become absolute and matured.

14.4	Guarantee Absolute

(a)	Each Guarantor guarantees that the Notes shall be paid or performed strictly in accordance with the terms of the Notes and this Indenture, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Holder with respect thereto. all to the extent permitted by law. The obligations of each Guarantor under its Subsidiary Guarantee are independent of the obligations of the Issuer under the Notes and this Indenture, and a separate action or actions may be brought and prosecuted against such Guarantor to enforce its Subsidiary Guarantee, irrespective of whether any action is brought against the Issuer or any other Guarantor or whether the Issuer or any other Guarantor is joined in any such action or actions. The liability of each Guarantor under its Subsidiary Guarantee shall be absolute and unconditional and the liability and obligations of such Guarantor hereunder shall not be released, discharged, mitigated, waived, impaired or affected in whole or in part by:

(i)	any lack of validity or enforceability of this Indenture or the Notes with respect to the Issuer or any Guarantor or any agreement or instrument relating thereto;

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(ii)	any change in the time, manner or place of payment of, or in any other term of, all or any of the Indenture Obligations, or any other amendment or waiver of or any consent to departure from this Indenture, including any increase in the Indenture Obligations resulting from the extension of additional credit to the Issuer or otherwise;

(iii)	the failure to give notice to the Guarantor of the occurrence of a Default or Event of Default under the provisions of this Indenture or the Notes;

(iv)	any taking, release or amendment or waiver of or consent to departure from any other guarantee, for all or any of the Indenture Obligations;

(v)	any failure, omission, delay by or inability on the part of the Trustee or the Holders to assert or exercise any right, power or remedy conferred on the Trustee or the Holders in this Indenture or the Notes;

(vi)	any change in the corporate or partnership structure, or termination, dissolution, amalgamation, consolidation or merger of the Issuer or any other Guarantor with or into any other Person, the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all the assets of the Issuer or any other Guarantor, the marshalling of the assets and liabilities of the Issuer or any other Guarantor, the receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, arrangement, composition with the creditors, or readjustment of, or other similar proceedings affecting the Issuer or any other Guarantor, or any of the assets of any of them;

(vii)	the assignment of any right, title or interest of the Trustee or any Holder in this Indenture or the Notes to any other Person; or

(viii)	any other event or circumstance (including any statute of limitations), whether foreseen or unforeseen and whether similar or dissimilar to any of the foregoing, that might otherwise constitute a defense available to, or a discharge of, the Issuer or a Guarantor, other than payment in full of the Indenture Obligations; it being the intent of each Guarantor that its obligations hereunder shall not be discharged except by payment of all amounts owing pursuant to this Indenture or the Notes.

(b)	The Subsidiary Guarantee of each Guarantor shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Indenture Obligations is rescinded or must otherwise be returned by any Holder or the Trustee upon the insolvency, bankruptcy or reorganization of the Issuer or otherwise, all as though such payment had not been made. Each Guarantor further agrees, to the fullest extent that it may lawfully do so, that, as between such Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, the Maturity of the obligations guaranteed hereby may be accelerated as provided in Article 7 for the purposes of this Subsidiary Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby.

14.5	Subrogation

No Guarantor may exercise any rights against the Issuer that it may acquire by way of subrogation under its Subsidiary Guarantee, by any payment made hereunder or otherwise, until all the Indenture Obligations shall have been paid in full. If any amount shall be paid to any Guarantor on account of any such subrogation rights at any time when all the Indenture Obligations shall not have been paid in full, such amount shall be held in trust for the benefit of the Holders and the Trustee and shall forthwith be paid to the Trustee, on behalf of the Holders, to be credited and applied to the Indenture Obligations, whether matured or unmatured.

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14.6	No Waiver; Remedies

No failure on the part of any Holder or the Trustee to exercise, and no delay in exercising, any right hereunder or under the Indenture or the Notes shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder or under the Indenture or the Notes preclude any other or further exercise thereof or the exercise of any other right. The remedies herein provided are cumulative and not exclusive of any remedies provided by law.

14.7	Continuing Guarantee; No Right of Set-Off; Independent Obligation

(a)	This Subsidiary Guarantee is a continuing guarantee of the payment and performance of all Indenture Obligations and shall remain in full force and effect until the payment and satisfaction in full of all of the Indenture Obligations and shall apply to and secure any ultimate balance due or remaining unpaid to the Trustee or the Holders under this Indenture or the Notes; and this Subsidiary Guarantee shall not be considered as wholly or partially satisfied by the payment or liquidation at any time or from time to time of any sum of money for the time being due or remaining unpaid to the Trustee or the Holders.

(b)	Each Guarantor hereby guarantees that the Indenture Obligations shall be paid to the Trustee in lawful currency of Canada without set off or counterclaim or other reduction whatsoever (whether for taxes, withholding or otherwise).

(c)	Each Guarantor guarantees that the Indenture Obligations shall be paid strictly in accordance with their terms regardless of any lack of validity or enforceability of any of such terms or the rights of the Holders with respect thereto.

(d)	Each Guarantor's liability to pay or perform or cause the performance of the Indenture Obligations when due under this Subsidiary Guarantee shall arise forthwith after demand for payment or performance by the Trustee has been given to such Guarantor in the manner prescribed in this Indenture.

14.8	Release of Subsidiary Guarantee

(a)	The Subsidiary Guarantee of a Guarantor will be automatically and unconditionally released and discharged, without any further action required upon the part of the Trustee or any Holder, upon the occurrence of any of the following:

(i)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, wind-up or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of the Issuer, if such sale or other disposition complies with Sections 6.14 and 10.1;

(ii)	in connection with issuances, sales or other dispositions (by merger or otherwise) of Voting Stock of a Subsidiary to one or more Persons that are not (either before or after giving effect to such transaction) Subsidiaries of the Issuer such that the Issuer thereafter no longer owns, directly or indirectly, greater than 50% of the Voting Stock of such Guarantor, if such sales and or issuances comply with Sections 6.14 and 10.1;

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(iii)	if the Issuer designates any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in accordance with Section 6.7; or

(iv)	if that Guarantor ceases to be liable for or guarantee any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary or pursuant to its Subsidiary Guarantee) in each case, in excess of $2.0 million, in a manner not prohibited by this Indenture.

(b)	Concurrently with the defeasance of the Notes under Article 8, or the release and discharge of this Indenture under Article 8, the Guarantors shall be released from all their obligations under their Subsidiary Guarantees.

(c)	The Trustee shall, if the Issuer requests, deliver an appropriate instrument evidencing such release upon receipt of a request by the Issuer accompanied by an Officer's Certificate certifying as to the compliance with this Section 14.8.

14.9	Guarantors May Consolidate, Etc., on Certain Terms

Subject to Section 10.1(c), nothing contained in this Indenture or in any of the Notes shall prevent any amalgamation, consolidation or merger of a Guarantor with or into the Issuer or another Restricted Subsidiary or shall prevent any sale or conveyance of the property of a Guarantor as an entirety or substantially as an entirety to the Issuer or another Restricted Subsidiary.

14.10	Severability

In case any provision of this Guarantee shall be invalid, illegal or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Article 15
MISCELLANEOUS

15.1	No personal liability of directors, officers, employees and stockholders

No past, present or future director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor, as such, will have any liability for any obligations of the Issuer or any Guarantor under the Notes, this Indenture or the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

15.2	Force Majeure

Except for the payment obligations of the Issuer contained herein, no party hereto shall be liable to the other or to any Holder, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including but not limited to mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 15.2.

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Article 16
EXECUTION AND FORMAL DATE

16.1	Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page to this Indenture by any party hereto by facsimile transmission or PDF shall be as effective as delivery of a manually executed copy of this Indenture by such party.

16.2	Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of the 10th day of March, 2011 irrespective of the actual date of execution hereof.

****Remainder of Page Intentionally Left Blank****

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IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

ISSUER:

PERPETUAL ENERGY INC.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong
Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian
Title: Vice President, Finance

GUARANTORS:

PERPETUAL ENERGY OPERATING CORP.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong
Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian
Title: Vice President, Finance

PERPETUAL OPERATING TRUST, by its Trustee

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

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PARAMOUNT ENERGY PARTNERSHIP, by its Managing Partner

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

1121838 ALBERTA LTD.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

PERPETUAL OPERATING SUBSIDIARY TRUST, by its Trustee

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

STARBOARD GAS PARTNERSHIP, by its Managing Partner

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

108

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

NEAP PARTNERSHIP, by its Managing Partner

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

1543621 ALBERTA LTD.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

SEVERO ENERGY CORP.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

109

WARWICK GAS STORAGE INC.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

PERPETUAL OIL & GAS PARTNERSHIP, by its Managing Partner

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

1333002 ALBERTA LTD.

Per:	(signed) “J.C. Strong”
Name: J.C. Strong Title: Corporate Secretary

Per:	(signed) “Cam Sebastian”
Name: Cam Sebastian Title: Vice President, Finance

110

TRUSTEE

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) "Nazim Nathoo"
Name: Nazim Nathoo Title: Corporate Trust Officer

Per:	(signed) "Laura Leong"
Name: Laura Leong Title: Corporate Trust Officer

111

APPENDIX "A"

FORM OF GLOBAL NOTE

[US 144A ONLY:

THE SECURITY EVIDENCED HEREBY HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE HOLDER OF THE SECURITY EVIDENCED HEREBY AGREES ON ITS OWN BEHALF AND ON BEHALF OF ANY INVESTOR ACCOUNT FOR WHICH IT HOLDS THE SECURITY, FOR THE BENEFIT OF THE ISSUER, THAT (A) THE SECURITY EVIDENCED HEREBY MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE U.S. SECURITIES ACT OR AN EXEMPTION OR EXCLUSION FROM THE REGISTRATION REQUIREMENTS OF THE U.S. SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE SECURITY EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN CLAUSE (A) ABOVE.]

THIS NOTE IS A GLOBAL NOTE WITHIN THE MEANING OF THE INDENTURE HEREIN REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY OR A NOMINEE THEREOF. THIS NOTE MAY NOT BE TRANSFERRED TO OR EXCHANGED FOR NOTES REGISTERED IN THE NAME OF ANY PERSON OTHER THAN THE DEPOSITORY OR A NOMINEE THEREOF AND NO SUCH TRANSFER MAY BE REGISTERED EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE. EVERY NOTE AUTHENTICATED AND DELIVERED UPON REGISTRATION OF, TRANSFER OF, OR IN EXCHANGE FOR, OR IN LIEU OF, THIS NOTE SHALL BE A GLOBAL NOTE SUBJECT TO THE FOREGOING, EXCEPT IN SUCH LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE.

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. ("CDS") to Perpetual Energy Inc. (the "Issuer") or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [insert date that is four months plus one day from date of the Closing Date].

CUSIP •
ISIN •

No. •	$•

PERPETUAL ENERGY INC.

(A corporation governed by the laws of the Province of Alberta)

8.75% SENIOR UNSECURED NOTE DUE 2018

PERPETUAL ENERGY INC. (the "Issuer") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture dated as of March 10, 2010 (the "Indenture") among the Issuer, Computershare Trust Company of Canada (the "Trustee") and Perpetual Energy Operating Corp., Perpetual Operating Trust, Paramount Energy Partnership, 1121838 Alberta Ltd., Perpetual Operating Subsidiary Trust, Starboard Gas Partnership, NEAP Partnership, 1543621 Alberta Ltd., Severo Energy Corp., Warwick Gas Storage Inc., Perpetual Oil & Gas Partnership and 1333002 Alberta Ltd. (the "Guarantors"), promises to pay to the registered holder hereof on March 15, 2018 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • ($•) in lawful money of Canada on presentation and surrender of this Note at the main branch of the Trustee in Calgary, Alberta, in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof (i) from and including the date hereof, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever shall be the later, in all cases, to and excluding the next Interest Payment Date, at the rate of 8.75% per annum, in like money, in arrears in semi-annual instalments on September 15 and March 15 in each year commencing on September 15, 2011 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity date) to fall due on the Maturity date and, should the Issuer at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates.

Interest on the Notes will be computed on the basis of a year of 365 days based on the actual number of days elapsed and will accrue from day to day.

If the date for payment of any amount of principal, Applicable Premium or interest is not a Business Day at the place of payment, then payment will be made on the next Business Day and the holder hereof will not be entitled to any further interest on such principal, or to any interest on such interest, Applicable Premium or other amount so payable, in respect of the period from the date for payment to such next Business Day.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the electronic transfer of such funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Note.

This Note is one of the Notes of the Issuer issued under the provisions of the Indenture. The Notes authorized for issue immediately are limited to an aggregate principal amount of $150,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which this Note and other Notes are or are to be issued and held and the rights and remedies of the holder of this Note and other Notes and of the Issuer and of the Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Note by acceptance hereof assents.

Notes are issuable only in denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. Upon compliance with the provisions of the Indenture, Notes of any denomination may be exchanged for an equal aggregate principal amount of Notes in any other authorized denomination or denominations.

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The indebtedness evidenced by this Note, and by all other Notes now or hereafter certified and delivered under the Indenture, is a direct senior unsecured obligation of the Issuer.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

This Note may be redeemed at the option of the Issuer on the terms and conditions set out in the Indenture at the redemption price therein. The right is reserved to the Issuer to purchase Notes for cancellation in accordance with the provisions of the Indenture.

Upon the occurrence of a Change of Control of the Issuer, the holders may require the Issuer to repurchase such holder's Notes, in whole or in part, at a purchase price in cash equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains provisions making binding upon all holders of Notes outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Notes outstanding, which resolutions or instruments may have the effect of amending the terms of this Note or the Indenture.

This Note may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Calgary and in such other place or places and/or by such other Registrars (if any) as the Issuer with the approval of the Trustee may designate. No transfer of this Note shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other Registrar, and upon compliance with such reasonable requirements as the Trustee and/or other Registrar may prescribe and upon surrender of this Note for cancellation. Thereupon a new Note or Notes in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Note shall not become obligatory for any purpose until it shall have been certified by the Trustee under the Indenture.

This Note and the Indenture are governed by, and are to be construed and enforced in accordance with, the laws of the Province of Alberta.

Capitalized words or expressions used in this Notes shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF PERPETUAL ENERGY INC. has caused this Note to be signed by its authorized representatives as of the 15th day of March, 2011.

PERPETUAL ENERGY INC.

Per:
Name: Title:

Per:
Name: Title:

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(FORM OF TRUSTEE'S CERTIFICATE)

This Note is one of the 8.75% Senior Unsecured Notes due 2018 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Trustee or other Registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

A-4

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ___________________________, whose address and social insurance number, if applicable are set forth below, this Note (or $____________________ principal amount hereof*) of PERPETUAL ENERGY INC. standing in the name(s) of the undersigned in the register maintained by the Issuer with respect to such Note and does hereby irrevocably authorize and direct the Trustee to transfer such Note in such register, with full power of substitution in the premises.

Dated:

Address of Transferee:
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable:

*If less than the full principal amount of the within Note is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold a Note in a non-integral multiple of $1,000 in excess of $1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Note is transferable only in its entirety) to be transferred.

1.	The signature(s) to this assignment must correspond with the name(s) as written upon the face of the Note in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank of trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2.	The registered holder of this Note is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Note.

Signature of Guarantor:

Authorized Officer	Signature of transferring registered holder

Name of Institution

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